Exhibit 99.1

REVIEW REPORT OF THE INDEPENDENT AUDITOR (A free translation from the original in Spanish) Santiago, October 25, 2023 To the Shareholders and Directors of Banco Itaú Chile Results of the review of the interim consolidated financial information We have reviewed the accompanying interim consolidated financial statements of Banco Itaú Chile and its subsidiaries, which comprise the interim consolidated statement of financial position as of September 30, 2023, and the corresponding interim consolidated statements of income and of other comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022 and the corresponding interim consolidated statements of cash flows and changes in equity for the nine-month periods then ended, and the corresponding notes to the interim consolidated financial statements (jointly referred to as interim consolidated financial information). Based on our reviews, we are not aware of any significant changes that should be made to the interim consolidated financial information for it to be in accordance with accounting standards and instructions issued by the Financial Market Commission. Basis for the results of the review We conducted our review in accordance with the generally accepted auditing standards in Chile applicable to reviews of interim financial information. A review of the information Intermediate financial management consists mainly of applying analytical procedures and making inquiries of the persons responsible for accounting and financial matters. A review of interim financial information is substantially smaller in scope than an audit performed in accordance with generally accepted auditing standards in Chile, whose objective is the expression of an opinion on the interim financial information as a whole. Therefore, we do not express such an opinion. Pursuant to the relevant ethical requirements for our review, we are required to be independent of Banco Itaú Chile and its subsidiaries and to comply with other ethical responsibilities in accordance with such requirements. We believe that the results of the review procedures provide us with a reasonable basis for our conclusion. Management’s responsibility for the interim consolidated financial information Management of Banco Itaú Chile is responsible for the preparation and fair presentation of the interim consolidated financial information in accordance with accounting standards and instructions issued by the Financial Market Commission. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim consolidated financial information that is free from material misstatement, whether due to fraud or error.

Santiago, October 25, 2023 Banco Itaú Chile 2 Other matters – Statement of financial position as of December 31, 2022 On February 22, 2023, we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2022 and 2021 of Banco Itaú Chile and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2022 set forth in the accompanying interim consolidated financial statements, and the notes thereto. Claudio Gerdtzen S. RUT: 12.264.594-0

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 1 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Financial Statements Content Page Interim Consolidated Statements of Financial Position 2 Interim Consolidated Statements of Income for the period 3 Interim Consolidated Statements of Other Comprehensive Income for the period 4 Interim Consolidated Statements of Changes in Equity for the period 5 Interim Consolidated Consolidated Statements of Cash Flows for the period 6 Notes to the Interim Consolidated Financial Statements 8 $ = Amounts expressed in Chilean pesos MCh$ = Amounts expressed in millions of Chilean pesos US$ = Amounts expressed in US dollars MUS$ = Amounts expressed in thousands of US dollars MMUS$ = Amounts expressed in millions of US dollars COP$ = Amounts expressed in Colombian pesos MMCOP$ = Amounts expressed in millions of Colombian pesos UF = Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 2 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Financial Position (In millions of Chilean pesos – MCh$) As of September 30, As of December 31, Notas 2023 2022 MCh$ MCh$ ASSETS Cash and deposits in banks 7 2,256,473 3,043,243 Cash items in process of collection 7 763,827 494,994 Financial assets for trading at fair value through profit or loss 8 4,130,056 4,035,944 Financial derivative contracts 8 3,481,823 3,617,792 Financial debt instruments 8 586,099 370,554 Other 8 62,134 47,598 Financial assets not held for trading valued mandatorily at fair value through profit or loss 9 45,462 53,206 Financial assets designated at fair value through profit or loss 10 — — Financial assets at fair value through other comprehensive income 11 4,607,770 3,575,931 Financial debt instruments 11 4,600,462 3,571,438 Other 11 7,308 4,493 Derivative financial instruments held for hedge accounting 12 96,177 138,548 Financial assets at amortized cost 13 28,279,770 27,293,682 Investments under resale agreements 13 316,671 162,774 Financial debt instruments 13 1,291,562 1,181,484 Interbank loans 13 31,918 45,636 Loans and accounts receivable from customers - Commercial 13 16,337,300 16,005,715 Loans and accounts receivable from customers - Mortgage 13 7,329,357 6,993,091 Loans and accounts receivable from customers - Consumer 13 2,972,962 2,904,982 Investments in associates 14 26,678 22,374 Intangibles 15 694,502 693,790 Fixed assets 16 39,366 40,057 Right of use asset under lease agreements 17 104,066 109,678 Current taxes 18 101,240 88,353 Deferred taxes 18 265,405 269,107 Other assets 19 830,621 629,683 Non-current assets and disposal groups held for sale 20 21,221 15,709 TOTAL ASSETS 42,262,634 40,504,299 LIABILITIES Cash in process of being cleared 7 839,570 456,957 Financial liabilities for trading at fair value through profit or loss 21 3,370,424 3,426,141 Financial derivative contracts 21 3,370,424 3,426,141 Other 21 — — Financial liabilities at fair value through profit or loss 10 — — Financial derivative contracts and accounting hedges 12 220,797 218,733 Financial liabilities at amortized cost 22 31,715,689 30,244,789 Deposits and other demand liabilities 22 5,541,711 5,555,185 Time deposits and other time liabilities 22 13,410,035 12,703,653 Obligations under repurchase agreements 22 418,868 354,088 Interbank borrowings 22 5,138,259 4,728,323 Debt instruments issued 22 6,785,997 6,547,807 Other financial liabilities 22 420,819 355,733 Lease contracts liabilities 17 87,165 94,575 Financial instruments of regulatory capital issued 23 1,275,293 1,263,169 Provisions for contingencies 24 130,751 138,547 Provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments 25 84,413 130,123 Special provisions for credit risk 26 231,466 227,071 Current taxes 18 995 77 Deferred taxes 18 — — Other liabilities 27 675,325 981,358 Liabilities included in disposable groups for sale 20 — — TOTAL LIABILITIES 38,631,888 37,181,540 EQUITY Capital 28 2,687,951 2,687,951 Reserves 28 236,039 236,039 Other accumulated comprehensive income 28 8,360 (101,966) Items not reclassified in income or loss 28 1,700 1,100 Items that can be reclassified in income or loss 28 6,660 (103,066) Retained earnings from prior years 28 498,085 194,464 Net income (loss) for the year 28 281,375 433,744 Less: Provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments 28 (84,413) (130,123) Of owners of the Bank: 3,627,397 3,320,109 Of non-controlling interest 28 3,349 2,650 TOTAL EQUITY 3,630,746 3,322,759 TOTAL LIABILITIES AND EQUITY 42,262,634 40,504,299 The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 3 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Income for the period (In millions of Chilean pesos – MCh$) For the three months For the nine months periods ended periods ended as of September 30, as of September 30, Notas 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Interest income 30 753,154 550,199 2,159,349 1,386,112 Interest expense 30 (480,606) (312,369) (1,376,146) (712,322) Net interest income 30 272,548 237,830 783,203 673,790 Readjustments income 31 28,218 313,706 273,331 870,791 Readjustments expenses 31 (24,887) (259,995) (256,256) (703,895) Net income from readjustments 31 3,331 53,711 17,075 166,896 Commission income 32 68,325 66,396 259,567 195,792 Commission expense 32 (22,225) (25,046) (64,991) (66,182) Net fee and commission income 32 46,100 41,350 194,576 129,610 Financial income (loss) from: 33 Financial assets and liabilities for trading 33 72,703 112,872 (16,148) 261,922 Financial assets not held for trading valued mandatorily at fair value through profit or loss 33 (9,178) (8,602) (11,052) (9,805) Financial assets and liabilities at fair value through profit or loss 33 — — — — Profit or loss on disposal of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 33 (526) (6,655) 9,819 (15,130) Changes, readjustments and accounting hedge of foreign currencies 33 38,619 (36,365) 131,202 (48,264) Reclassifications of financial assets due to change of business model 33 — — — — Otner financial income (loss) 33 (1,608) 587 (1,891) 2,383 Financial income (loss), net 100,010 61,837 111,930 191,106 Income (loss) from investments in companies 34 798 329 3,451 3,083 Income (loss) from non-current assets and disposal groups held for sale not qualifying as discontinued operations 35 2,229 1,305 1,040 (658) Other operating income 36 6,885 7,026 16,009 20,389 TOTAL OPERATING INCOME 431,901 403,388 1,127,284 1,184,216 Expenses from obligations to employee benefits 37 (83,935) (83,363) (240,413) (242,090) Administrative expenses 38 (77,331) (74,416) (213,258) (211,626) Depreciation and amortization 39 (26,271) (24,057) (77,713) (70,170) Impairment 40 (1) — (4) — Other operating expenses 36 (544) (1,990) (8,933) (14,739) TOTAL OPERATING EXPENSES (188,082) (183,826) (540,321) (538,625) OPERATING INCOME (LOSS) BEFORE CREDIT LOSSES 243,819 219,562 586,963 645,591 Expense on credit losses from: Provisions for credit risk due from banks and loans and accounts receivable from customers 41 (99,851) (91,256) (291,512) (212,888) Special provisions for credit risk 41 1,438 (21,367) 1,938 (44,491) Recovery of written off loans 41 14,578 17,036 42,056 47,297 Impairment for credit risk on other financial assets at amortized cost and financial assets at fair value through other comprehensive income 41 75 (47) 243 (218) Expense for credit losses (83,760) (95,634) (247,275) (210,300) OPERATING INCOME (LOSS ) 160,059 123,928 339,688 435,291 Result of continued operations before income taxes 160,059 123,928 339,688 435,291 Income tax 18 (94,781) (10,928) (58,293) (80,785) Result of continued operations after income taxes 65,278 113,000 281,395 354,506 Result of discontinued operations before income taxes — — — — Taxes on discontinued operations 18 — — — — Result of discontinued operations after income taxes 42 — — — — CONSOLIDATED INCOME FOR THE PERIOD 28 65,278 113,000 281,395 354,506 Attributable to: Equity holders of the Bank 28 65,290 112,983 281,375 354,467 Non-controlling interest 28 (12) 17 20 39 Earnings per share of the equity holders of the Bank: Basic earnings 28 302 522 1,301 1.638 Diluted earnings 28 302 522 1,301 1.638 The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 4 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Other Comprehensive Income for the period (In millions of Chilean pesos – MCh$) For the three months For the nine months periods ended periods ended Notes as of September 30, as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ CONSOLIDATED INCOME FOR THE PERIOD 65,278 113,000 281,395 354,506 Other comprehensive income (loss) for the period: Items not reclassified in income or loss Actuarial results for net defined benefit plans and actuarial results from other employee benefit plans 28 (839) 281 (3,336) 1,054 Changes in fair value of equity instruments designated at fair value through other comprehensive income 28 1,720 1,220 2,633 1,649 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability 28 — — — — Other 28 — — — — Other comprehensive income that will not be reclassified to income before income taxes 881 1,501 (703) 2,703 Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income 18 (4) — (30) — Income taxes related to defined benefits obligations 18 327 (117) 1,326 (590) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES 1,204 1,384 593 2,113 Items that can be reclassified in income or loss Changes in fair value of financial assets at fair value through other comprehensive income 28 (14,306) (7,518) 3,619 (21,734) Exchange differences 28 99,288 (22,831) 126,862 33,031 Hedge of net investment in foreign operations 28 (27,781) (15,652) (7,721) (71,901) Cash flows hedge 28 (19,679) 27,890 (13,519) (40,235) Ownership in other comprehensive income of entities recorded using the equity method 28 — — — — Non-current assets and groups held for sale 28 — — — — Other comprehensive income that can be reclassified to income before income taxes 37,522 (18,111) 109,241 (100,839) Income tax over comprehensive income that can be reclassified to income or loss 18 11,080 2,557 1,171 40,867 TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES 48,602 (15,554) 110,412 (59,972) OTHER TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 28 49,806 (14,170) 111,005 (57,859) CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 115,084 98,830 392,400 296,647 Attributable to: Equity holders of the Bank 28 114,668 98,832 391,701 296,675 Non-controlling interest 28 416 (2) 699 (28) The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 5 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Changes in Equity for the period (In millions of Chilean pesos – MCh$) Equity attributable to the owners Capital Retained earnings Number of shares Paid-in capital Reserves Other accumulated comprehensive income Non-distributed profits from prior years Revenues (loss) for the year Provision for minimum dividends Equity attributable to the owners Non- controlling interest Total equity MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances at December 31, 2021 973,518 2,688,131 473,520 1,869 — 279,765 (83,342) 3,359,943 74,685 3,434,628 Transfer of income (loss) from prior year — — 1,959 — 277,806 (279,765) — — 15 15 Opening balances as of January 1, 2022 973,518 2,688,131 475,479 1,869 277,806 — (83,342) 3,359,943 74,700 3,434,643 Distribution of dividends — — — — (83,342) — 83,342 — — — Capital increase expense — (180) — — — — — (180) — (180) Colombia equity increase — — (264,995) — — — — (264,995) (71,606) (336,601) MCC acquisition — — (19,331) — — — — (19,331) — (19,331) Disarming accounting hedges highly probable transactions — — 44,771 (44,771) — — — — — — Provision for minimum dividends — — — — — — (106,340) (106,340) — (106,340) Other equity movements — — 115 — — — — 115 — 115 Subtotal Transactions with the owners in the period — (180) (239,440) (44,771) (83,342) — (22,998) (390,731) (71,606) (462,337) Income (loss) for the period — — — — — 354,467 — 354,467 39 354,506 Other comprehensive income for the period — — — (13,021) — — — (13,021) (67) (13,088) Subtotal Comprehensive income for the period — — — (13,021) — 354,467 — 341,446 (28) 341,418 Closing balances as of September 30, 2022 973,518 2,687,951 236,039 (55,923) 194,464 354,467 (106,340) 3,310,658 3,066 3,313,724 Closing balances as of December 31, 2022 973,518 2,687,951 236,039 (101,966) 194,464 433,744 (130,123) 3,320,109 2,650 3,322,759 Transfer of income (loss) from prior period — — — — 433,744 (433,744) — — — — Opening balances as of January 1, 2023 973,518 2,687,951 236,039 (101,966) 628,208 — (130,123) 3,320,109 2,650 3,322,759 Distribution of dividends — — — — (130,123) — 130,123 — — — Provision for minimum dividends — — — — — — (84,413) (84,413) — (84,413) Share exchange (973,302) — — — — — — — — — Other equity movements — — — — — — — — — — Subtotal Transactions with the owners in the period (973,302) — — — (130,123) — 45,710 (84,413) — (84,413) Income (loss) for the period — — — — — 281,375 — 281,375 20 281,395 Other comprehensive income for the period — — — 110,326 — — — 110,326 679 111,005 Subtotal Comprehensive income for the period — — — 110,326 — 281,375 — 391,701 699 392,400 Closing balances as of September 30, 2023 216 2,687,951 236,039 8,360 498,085 281,375 (84,413) 3,627,397 3,349 3,630,746 The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 6 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Cash Flows for the period (In millions of Chilean pesos – MCh$) For the nine months periods ended as of September 30, 2023 2022 MCh$ MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the period before income tax 339,688 435,291 Charges (credits) to income that do not represent cash (638,390) (878,917) Depreciation and amortization 77,713 70,170 Provisions for loans, accounts receivable and others 289,331 257,597 Loss (gain) from assets received in lieu of payment 3,589 4,695 Impairment — — Provisions for contingencies 46,552 (1,900) Fair value adjustment for trading instruments 49,862 (281,794) Net interest income (800,278) (840,686) Fee and commission income (259,567) (195,792) Fee and commission expense 64,991 66,182 Net foreign exchange loss (gain) (131,202) 48,264 Loss (gain) on goods received in lieu of payment 4,184 7,016 Other charges and (credits) that do not represent cash movements 16,435 (12,669) Changes due to increase/decrease in assets and liabilities affecting EBITDA 525,014 (1,149,377) Decrease (increase) in financial assets and liabilities held for trading at fair value through profit or loss 231,993 (304,926) Decrease (increase) in financial assets and liabilities at fair value through other comprehensive income (319,408) (96,159) Decrease (increase) in securities lending and borrowing agreements (218,677) 150,572 Decrease (increase) in debt financial instruments (340,159) (3,808) Decrease (increase) in Interbank loans and loans and borrowings (722,113) (2,537,369) Increase (decrease) in Financial liabilities at amortized cost (822,774) 804,491 Decrease (increase) in deferred tax assets and liabilities 3,702 27,293 Decrease (increase) in other assets and liabilities 99,583 (367,562) Loans obtained 2,584,894 2,322,935 Payments of loans obtained (810,042) (1,911,083) Interest paid (1,514,963) (683,134) Earned interests 2,287,545 1,382,025 Net commissions 154,314 94,091 Tax payments (91,872) (29,265) Sale of goods received in payment or foreclosed 2,991 2,522 Total net cash flows provided by (used in) operating activities 226,312 (1,593,003) CASH FLOWS PROVIDED BY INVESTING ACTIVITIES: Acquisition of investments in companies — (351,434) Disposal of investments in companies — 1,763 Dividends received from investments in companies 2,058 1,771 Acquisitions of fixed assets (5,383) (6,704) Disposals of fixed assets 5,399 2,789 Acquisition of intangible assets (41,756) (40,056) Disposals of intangible assets — — Total net cash flows provided by (used in) investing activities (39,682) (391,871) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners‘ interest Issuance of letters of credit — — Loans obtained from the Central Bank of Chile — — Rescue and payment of interests / capital of letters of credit (3,896) (3,873) Issue of tender bonds 328,390 701,491 Rescue and payment of interests / capital of tender bonds (567,798) (392,092) Mortgage bond issue — — Rescue and payment of interests / capital of mortgage bonds — — Payment of interests / capital of obligations from lease contracts (20,502) (19,170) Subordinated bonds issue — — Payment of interests and capital of subordinated bonds (86,311) (54,825) Issuance of bonds without a fixed term of maturity — — Rescue and payment of bond issuance without fixed maturity term — — Issue of preferred shares — — Rescue of /preferred shares and payment of preferred shares — — Increase in paid-in capital through issuance of ordinary shares — — Payment of dividends from common shares (130,123) (83,323) Attributable to non-controlling interests — — Payment of dividends and/or withdrawals of paid-in capital performed regarding the subsidiaries corresponding to the non-controlling interests — 272 Total net cash flows provided by (used in) financing activities (480,240) 148,480 VARIATION OF CASH AND CASH EQUIVALENT DURING THE PERIOD (293,610) (1,836,394) EFFECT OF VARIATIONS OF THE EXCHANGE RATES 98,183 768,246 INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 5,171,338 5,374,220 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 4,975,911 4,306,072

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 7 BANCO ITAÚ CHILE AND SUBSIDIARIES Interim Consolidated Statements of Cash Flows for the period (In millions of Chilean pesos – MCh$) Cash flows Changes other than cash Balances as of Changes Fair Balance as of Ítem January 1 other than Interests and Movement Value September 30, 2023 Received Paid cash Acquisition readjustments of currency Changes 2023 Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Mh$ Debt instrument issued Finance lines of the Central Bank of Chile 3,007,284 — — — — — — — 3,007,284 Contractual obligations 94,575 — (20,502) 3,720 2,062 3,717 3,593 — 87,165 Letters of credit 18,940 — (3,896) — — — — — 15,044 Tender bonds 6,528,867 328,390 (567,798) 10,883 — 168,377 302,234 — 6,770,953 Subordinated bonds 1,263,169 — (86,311) — — 76,661 21,774 — 1,275,293 Total 10,912,835 328,390 (678,507) 14,603 2,062 248,755 327,601 — 11,155,739 Dividends paid — — (130,123) — — — — — (130,123) Dividends received INC — — — — — — — — — Capital Increase — — — — — — — — — Subtotal of cash from financing activities 10,912,835 328,390 (808,630) 14,603 2,062 248,755 327,601 — 11,025,616 Total cash flow provided by financing activities (net) — (480,240) — — — — — — — The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 8 BANCO ITAÚ CHILE AND SUBSIDIARIES Notes to the Interim Consolidated Financial Statements Page Note 1 BACKGROUND OF THE INSTITUTION 9 Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 10 Note 3 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED 60 Note 4 ACCOUNTING CHANGES 67 Note 5 SIGNIFICANT EVENTS 68 Note 6 REPORTING SEGMENTS 73 Note 7 CASH AND CASH EQUIVALENTS 79 Note 8 FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 80 Note 9 FINANCIAL ASSETS NOT HELD FOR TRADING MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS 82 Note 10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE TRHOUGH PROFIT OR LOSS 83 Note 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 84 Note 12 DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGE ACCOUNTING 87 Note 13 FINANCIAL ASSETS AT AMORTIZED COST 95 Note 14 INVESTMENTS IN ASSOCIATES 115 Note 15 INTANGIBLE ASSETS 117 Note 16 FIXED ASSETS 120 Note 17 RIGHT TO USE ASSET AND OBLIGATIONS FOR LEASE CONTRACTS 122 Note 18 TAXES 125 Note 19 OTHER ASSETS 131 Note 20 NON-CURRENT ASSETS AND DISPOSAL GROUP AND LIABILITIES INCLUDED IN DISPOSAL GROUP FOR SALE 132 Note 21 FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 133 Note 22 FINANCIAL LIABILITIES AT AMORTIZED COST 134 Note 23 REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 140 Note 24 PROVISIONS FOR CONTINGENCIES 142 Note 25 PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND VALUATION OF ISSUED BONDS WITH NO FIXED MATURITY DATE 148 Note 26 OTHER PROVISIONS FOR CREDIT RISK 149 Note 27 OTHER LIABILITIES 153 Note 28 EQUITY 154 Note 29 CONTINGENCIES AND COMMITMENTS 162 Note 30 INTEREST INCOME AND EXPENSE 168 Note 31 READJUSTMENT INCOME AND EXPENSES 170 Note 32 COMMISSION INCOME AND EXPENSE 172 Note 33 NET FINANCIAL INCOME 178 Note 34 INCOME FROM INVESTMENT IN COMPANIES 179 Note 35 NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT ADMISSIBLE AS DSCONTINUED OPERATIONS 180 Note 36 OTHER OPERATING INCOME AND EXPENSES 181 Note 37 EMPLOYEE BENEFIT OBLIGATIONS EXPENSES 182 Note 38 ADMINISTRATIVE EXPENSES 183 Note 39 DEPRECIATION AND AMORTIZATION 184 Note 40 IMPAIRMENT OF NON-FINANCIAL ASSETS 185 Note 41 CREDIT LOSS EXPENSE 186 Note 42 INCOME FROM DISCONTINUED OPERATIONS 190 Note 43 RELATED PARTY DISCLOSURES 191 Note 44 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 197 Note 45 MATURITY ACCORDING TO REMAINING TERMS OF FINANCIAL ASSETS AND LIABILITIES 213 Note 46 FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 215 Note 47 RISK MANAGEMENT 217 Note 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 239 Note 49 SUBSEQUENT EVENTS 244

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 9 Note 1 - Background of the Institution General Information – Background of Banco Itaú Chile and subsidiaries Banco Itaú Chile (ex Itaú CorpBanca)1 (hereinafter “Itaú Chile” or “the Bank) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (hereinafter CMF for its acronyn in Spanish). As of June 1, 2019, the CMF took over the functions of the Superintendency of Banks and Financial Institutions (“SBIF”) in accordance with Decree with Force of Law (DFL) 3 dated January 12, 2019, which set a new consolidated, systematized and agreed wording for the General Banking Law. The entity is the consequence of the merger of Banco Itaú Chile and CorpBanca, which took place on April 1, 2016, with the latter being the legal successor2. The Bank is controlled by Itaú Unibanco, which holds a 66.69%3 ownership. The remaining 33.32% is owned by minority shareholders4. Banco Itaú Chile is headquartered in Chile and has operations in Colombia and Panama. In addition, Banco Itaú Chile has a branch in New York and a representative office in Lima5. The Bank has total consolidated assets for MCh$42,262,634 (MUS$47,415) and its consolidated equity for MCh$3,630,746 (MUS$4,073), Focused on large and medium size companies and people, Itaú CorpBanca offers universal banking services. The legal address of Banco Itaú Chile is Av, Presidente Riesco 5537, Las Condes, Santiago, Chile, and its web site is www.itau.cl. The Interim Consolidated Financial Statements as of September 30, 2023, were approved by the Board of Directors on October 25, 2023. 1 See Note 5 “Significant Events” 2 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and CorpBanca is the legal successor. 3 As of July 8, 2023 ownership has increased as a result of a public offer (See note 5) ຾ The percentage of minority interest has been rounded for presentation in this report. This percentage has been calculated on the basis of the total not rounded number of shares. 5 None of the markets in which Itaú CorpBanca and subsidiaries operate qualify as a hyperinflationary economy.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 10 Note 2 - Summary of Significant Accounting Policies a) Accounting Year The Interim Consolidated Financial Statements are referred as of September 30, 2023 and December 31, 2022 and cover the three and nine months periods ended as of September 30, 2023 and 2022. b) Basis of preparation of the Consolidated Financial Statements These Interim Consolidated Financial Statements have been prepared in accordance with the Banking Compendium of Accounting Standards (here in after “the compendium”) issued by the CMF, and in force since January 1, 2022, Banks must use the accounting criteria set forth in the compendium and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If there are discrepancies between IFRS and the accounting criteria set forth in the compendium, the latter will prevail. Likewise, these Interim Consolidated Financial Statements in connection with the application of IAS 34 "Interim Financial Reporting", are prepared mainly with the intention of updating the content of the last Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances that occurred during the three and nine months periods ended September 30, subsequent to year-end, and not duplicating the information previously published in the last Consolidated Financial Statements. These Interim Consolidated Financial Statements, by express provisions in Chapter C2, must include all the notes that apply to the annual financial statements in accordance with Chapter C1, plus additional requirements related to the disclosures of components of the Interim Consolidated Statements of Income for the period. Notwithstanding the foregoing, for a correct understanding of the information included in these Interim Consolidated Financial Statements, they should be read together with the annual Consolidated Financial Statements for the immediately preceding annual period (information available at www.itau.cl). The notes to these Interim Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Statements of Income for the period, the Interim Consolidated Statements of Other Comprehensive Income for the period, the Interim Consolidated Statements of Changes in Equity for the period and the Interim Consolidated Statements of Cash Flows for the period. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Interim Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner. These Interim Consolidated Financial Statements as of September 30, 2023 and 2022 have not been audited. c) Consolidation criteria The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the separate Financial Statements of Banco Itaú Chile and subsidiaries (hereinafter "Group" or the "Bank"), corresponding to the balances as of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established by the compendium. Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 11 Note 2 - Summary of Significant Accounting Policies, continued Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 17%, 19%, 20% y 11% respectively, of total consolidated assets, liabilities, income, and operating results as of September 30, 2023 (15% and 17% as of December 31, 2022, of total assets and liabilities; and 21% and 9% as of September 30, 2022, respectively). (i) Controlled entities The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Bank controls an investee if and only if has all the following: 1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns; 2) Exposure, or rights, to variable returns from its involvement with the investee; 3) Ability to use its power over the investee to affect the amount of the Bank's returns. When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee. The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include: x The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders. x Potential voting rights held by the Bank, other voting holders or other parties. x Rights that arise from other contractual agreements. x Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings. The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above. The Interim Financial Statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares ther Interim Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 12 Note 2 - Summary of Significant Accounting Policies, continued The following table details the entities controlled by Banco Itaú Chile, therefore, they are part of the consolidation perimeter: Percentage of ownership Functional As of September 30, 2023 As of December 31, 2022 Market Country Currency Direct Indirect Total Direct Indirect Total % % % % % % % Itaú Corredores de Bolsa Ltda. (1) Domectic Chile $ 99.987 0.013 100.000 99.987 0.013 100.000 Itaú Administradora General de Fondos S.A. (1) Chile $ 99.994 0.006 100.000 99.994 0.006 100.000 Itaú Corredores de Seguros Ltda. (10) Chile $ 99.990 0.010 100.000 99.990 0.010 100.000 Itaú Asesorías Financieras Ltda. (1) Chile $ 99.990 0.010 100.000 99.990 0.010 100.000 Recaudaciones y Cobranzas Ltda. (1) Chile $ 99.990 0.010 100.000 99.990 0.010 100.000 Itaú Chile New York Branch (1) (4) Foreing EE.UU US$ 100.000 — 100.000 100.000 — 100.000 Itaú Colombia S.A. (2)(6)(7)(8) Colombia COP$ 94.990 4.472 99.462 94.990 4.472 99.462 Itaú Corredor de Seguros Colombia S.A. (2) Colombia COP$ 94.987 5.000 99.987 94.987 5.000 99.987 Itaú Securities Services Colombia S.A. (2) Colombia COP$ 5.499 93.992 99.491 5.499 93.992 99.491 Itaú Comisionista de Bolsa Colombia S.A. (2) Colombia COP$ 2.219 97.253 99.472 2.219 97.253 99.472 Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2) Colombia COP$ — 99.443 99.443 — 99.443 99.443 Itaú (Panamá) S.A. (3) Panama US$ — 99.462 99.462 — 99.462 99.462 Itaú Holding Colombia S.A.S (5)(7)(9) Colombia COP$ 100.000 — 100.000 100.000 — 100.000 (1) Company regulated by the Financial Market Comission (CMF) of Chile. (2) Companies regulated by the Colombian Financial Superintendency (CFS), which has a supervision agreement with the CMF. (3) Company regulated by the Superintendency of Banks of Panama. (4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED). (5) On February 1, 2022, Itaú Holding Colombia S.A. was created. (6) On February 22, 2022, the Bank acquired 59,554,210 shares of Itaú Colombia S.A. (7) On February 22, 2022, Itaú Holding Colombia S.A acquired 33,752,474 shares of Itaú Colombia S.A. (8) On March 25, 2022, the Bank acquired 3,600 shares of Itaú Corredores de Seguro Colombia S.A. (9) On March 25, 2022, Itaú Holding Colombia S.A. acquired 1,200 shares of Itaú Corredores de Seguro Colombia S.A. (10) On July 7, 2023, Itaú Corredores de Seguros S.A modifies its legal statute turning from a public company (S.A.) to a private limited company. (ii) Associated entities and/or business support Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss. Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 13 Note 2 - Summary of Significant Accounting Policies, continued The following entities are considered “Associated entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 “Investments in Companies and Joint Ventures”. Name of the Main Place of As of September 30, 2023 As of December 31, 2022 Associates Activity Operation % interest % interest Transbank S.A. Credit and debit card services Santiago, Chile 8.7188 8.7188 Combanc S.A High-value payment clearing house Santiago, Chile 9.8114 9.8114 Imerc OTC S.A Administration of financial instrument clearing and settlement systems Santiago, Chile 8.6602 8.6602 (iii) Investments in other companies Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These equity instruments must be measured in compliance with IFRS 9, at their fair value; however, equity instruments that are neither held for trading and on which the equity method is not applied for investments in companies with significant influence (“associates” or “joint ventures”) according to IAS 28, may be recorded after their initial recognition and irrevocably at fair value, with variations recognized in Interim Statements of Other Comprehensive Income instead of as “Non-trading financial assets mandatorily at fair value through profit or loss”. Dividends received from these investments are recorded in "Income (loss) from investments in companies" in the Interim Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9. (iv) Funds management, trust business and other related businesses The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position. The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 29 Contingencies and Commitments, letter d), related to Responsibilities recorded in off-balance-sheet accounts. In accordance with IFRS 10 “Consolidated Financial Statements” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 14 Note 2 - Summary of Significant Accounting Policies, continued x Scope of its decision-making authority over the investee. x Rights held by other parties. x The remuneration to which it is entitled to in accordance with the remuneration agreements.. x Decision-maker’s exposure to variability of returns from other interests that it holds in the investee. The Bank does not control or consolidate any trusts or other entities related to this type of business. The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of September 30, 2023 and December 31, 2022 they act as Agents and, therefore, none of these investment vehicles is consolidated. d) Non-controlling interest Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from equity in the Consolidated Other Comprehensive Income. Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners). The Bank attributes the result of the year and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance. e) Business combinations, Goodwill and Intangible Assets Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at its fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the share, under the equity method, of the identifiable net assets acquired. Acquisition costs incurred are expensed and included in administrative expenses. When Banco Itaú Chile and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree and identification of intangible assets.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 15 Note 2 - Summary of Significant Accounting Policies, continued Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date. While intangible assets are initially recorded at the value assigned to the identifiable asset in the business combination. After initial recognition, both Goodwill and any identifiable or non-identifiable intangible assets are measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units. When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Common control transaction A common control transaction is a transfer of assets or an exchange of equity interests among entities under the same parent’s control. A common control transaction has no effect on the parent’s consolidated financial statements. Net assets are derecognized by the transferor and recognized by the transferee at their carrying amount. Any difference between the value of the item transferred or received and the carrying amount of the net assets is recognized in equity in the separate financial statements of the transferring and receiving entities and eliminated on consolidation. g) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency". The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the CMF, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency". All amounts in the Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income and the Interim Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Banco Itaú Chile and subsidiaries operate qualify as a hyperinflationary economy.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 16 Note 2 - Summary of Significant Accounting Policies, continued h) Foreign currency Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period. All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Iterim Consolidated Other Comprehensive Income. Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Interim Consolidated Statements of Other Comprehensive Income or in Interim Consolidated Statements of Income, in accordance with IAS 21. The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos. The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following: x Assets and liabilities, by using exchange rates as of the date of the Interim Consolidated Financial Statements. x Income and expenses and cash flows, by using the exchange rates as of the date of each transaction. Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until the meet the derecognition criteria for the Interim Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss. The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank. Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $891.33 per US$1 (US dollar) as of September 30, 2023 ($854.31 as of December 31, 2022) and the exchange rate of $0.2205 per COP$1 (Colombian peso) as of September 30, 2023 ($0.1761 as of December 31, 2022).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 17 Note 2 - Summary of Significant Accounting Policies, continued The Iterim Financial Statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy. i) Use of estimates and judgments The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates. Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future year affected. In certain cases, CMF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques. The Bank has established allowances to cover possible credit losses in accordance with the compendium criteria. These criteria require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Interim Consolidated Statement of Income for the period. Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, in accordance with the compendium, as stated in chapter B-2 "Impaired loans and charge-offs". Charge offs are recorded as a reduction of the allowance for loan losses. In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following: x Allowances for loan losses (Notes 13 and 41). x Current taxes and deferred taxes (Note 18). x Provision for contingencies (Note 24). x Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments (Note 25). x Special provisions for loan loss risk (Note 26). x Contingencies and commitments (Note 29).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 18 Note 2 - Summary of Significant Accounting Policies, continued x Fair value of financial assets and liabilities (Note 44). x Impairment losses on certain assets, including Goodwill (Notes 13, 15, 16, 17, 40 and 41). During the three and nine months periods ended as of September 30, 2023, there have been no significant changes in estimates (see Notes 40 and 41). j) Operating segments The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables Interim Consolidated Financial Statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to: x Better understand the Bank’s performance. x Better evaluate its future cash flow projections. x Form better opinions regarding the Bank as a whole. To comply with IFRS 8, Banco Itaú Chile identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements: (i) The nature of the products and services; (ii) The nature of the processes; (iii) The type or class of customer for their products and services; (iv) The methods used to distribute their products or provide their services; and (v) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 6 Reporting Segments. k) Operations with Repurchase and Resale Agreements Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets under "Rights under resale agreements and securities lending agreements", and are accounted for at amortized cost using the effective interest rate of the agreement. There are also sales transactions with a repurchase agreement as a form of financing. In this regard, investments that are sold under a repurchase obligation and that serve as collateral for the loan, are part of the investment items "Financial assets held for trading at fair value through profit or loss", "Financial assets at fair value through other comprehensive income" or "Financial assets at amortized cost".

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 19 Note 2 - Summary of Significant Accounting Policies, continued The obligation to repurchase the investment is classified in Liabilities under "Obligations under repurchase agreements and securities lending transactions" and recognized in financial liabilities at amortized cost, recognizing accrued interest and indexation at the closing date or “Financial assets at amortized cost”. The obligation to repurchase the investment is classified as a liability under "Repurchase agreements and securities loans" and recorded in financial liabilities at amortized cost, recognizing accrued interest and inflation-indexation at the closing date. The Bank applies IFRS 9 for determining the impairment of its financial assets carried at amortized cost, except for assets classified under the compendium as "Interbank Loans", "Loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the compendium. See Note 13 "Financial assets at amortized cost" and Note 41 "Credit loss expenses". l) Classifications of Financial Instruments (i) Classification of Financial Assets The Bank clasifies its Financial Assets under the following category as established by IFRS 9: x Measured at amortized cost, x Measured at fair value through other comprehensive income and x Measured at fair value through profit or loss x And those that by management's decision are irrevocably measured at fair value through other comprehensive income. The classification of financial instruments into an amortized cost or fair value category depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly referred to as the "Solely Payments of Principal and Interest" approach (hereinafter "SPPI"). The business model valuation should reflect how the Bank manages groups of financial assets and is not dependent on the intent for an individual instrument.Therefore, in each Interim Consolidated Financial Statement there are different business models for managing assets. In determining the business model, the following are taken into account: x How the performance of the business model (and the assets that are part of the business model) is evaluated and reported to the entity's key personnel. x The risks and the way in which risks that affect the performance of the business model are managed. x How business model managers are remunerated.The frequency, amount and timing of sales in prior periods, the reasons for such sales and expectations regarding future sales.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 20 Note 2 - Summary of Significant Accounting Policies, continued With regard to the assessment of contractual cash flows, it determines whether the cash flows of the financial asset meet the SPPI criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial asset at initial recognition, and interest is the consideration for the time value of money, the credit riskassociated with the principal outstanding and may also include liquidity risk, administrative cost and profit margin. For the classification, the Bank performs the SPPI test, which evaluates the contractual term to identify whether it meets the SPPI criteria, and whether the contract is a basic loan agreement. The Bank applies its judgment and considers relevant factors such as the currency in which the financial asset is denominated and the year for which the interest rate is set. The Bank's business model represents how financial assets are managed to generate cash flows and does not depend on management's intent with respect to an individual instrument, but relates to a higher aggregate portfolio level, and is based on observable factors such as: risks affecting business model performance; how business managers are compensated; and how business model performance is evaluated and reported to management. In addition, the Bank's business model is not evaluated on an instrument-by-instrument basis, but at a higher aggregate portfolio level, and is based on observable factors such as: the performance of financial assets, the risk affecting performance, and the frequency, value and timing of sales, among others. In accordance with IFRS 9, the business models are: x Business model held for collection: financial assets that are held under a business model whose objective is to collect principal and interest flows over the life of the instrument and on which there are no significant unjustified sales and fair value is not a key element in the management of these assets and the contractual conditions give rise to cash flows on specific dates, which are only payments of principal and interest on the principal amount outstanding. In this sense, sales other than those related to an increase in credit risk, to manage credit concentration risk, or unforeseen financing needs (liquidity stress scenarios) are considered unjustified, and are not incompatible with a business model whose objective is to hold financial assets to collect the contractual cash flows. x Held to collect and sell: financial assets under this business model whose objective is achieved through the collection of principal and interest flows and the sale of such assets, with fair value being a key element in the management of these assets. This model involves a higher frequency and value of sales than the model. x Another business model: includes financial assets with the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 21 Note 2 - Summary of Significant Accounting Policies, continued Financial assets will only be reclassified when there is a change in the business model. In this case, all financial assets in that business model are reclassified. The change in the business model objective must be prior to the reclassification date. (ii) Classification of financial liabilities Financial liabilities are classified in the following categories: x Financial liabilities at amortized cost; x Financial liabilities held for trading (including derivatives): these are instruments that are recorded in this category when the Bank's objective is to generate profits through the realization of purchases and sales with these instruments; x Financial liabilities designated at fair value through profit or loss on initial recognition (fair value option). The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in valuation or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, on a fair value basis in line with a risk management or investment strategy. (iii) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”. (iv) Reclassifications Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Interim Consolidated Financial Statements. II. Measurement of financial instruments (i) Initial measurement On initial recognition, financial assets and liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments that are not measured at fair value through profit or loss, transaction costs of financial assets and financial liabilities recorded at fair value are recorded in profit or loss.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 22 Note 2 - Summary of Significant Accounting Policies, continued (ii) Subsequent measurement - Financial assets After initial recognition, the Bank will measure a financial asset at: (a) Amortized cost Financial assets that are held in a business model to collect contractual cash flows and contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at amortized cost. The effective rate method is used in the calculation of the amortized cost of a financial asset or financial liability and in the allocation and recognition of interest income or interest expense in profit or loss for the relevant year. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or collection through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or the amortized cost of a financial liability. The net impairment losses of the assets recorded in these items occurring in each year are determined in accordance with IFRS 9, except for assets classified under the compendium as "due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the compendium. For purposes of recording the impairment loss, this is recorded under the caption "Provisions for credit risk due from banks and loans and accounts receivable from customers" and "Impairment for credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" in the Interim Consolidated Statements of Income. See note 41 "Credit loss expense". (b) Fair value through other comprehensive income (FVTOCI) Financial assets that are debt instruments held in a business model that is achieved through the collection of contractual cash flows and sale, and that contain contractual terms that result on specified dates in cash flows that are SPPI, are measured at FVTOCI. They are subsequently remeasured at fair value and changes in fair value (except for those related to impairment, interest income and foreign exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. At the time of disposal, gains and losses accumulated in other comprehensive income are recognized in the statement of income. On the other hand, the net impairment losses on financial assets at fair value through other comprehensive income occurring during the period are recorded under the item "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Interim Consolidated Statements of Income. (See Note 41). Interest income on these instruments is recorded in the consolidated income and loss account for that year. Exchange differences are recorded in "Changes, indexation and accounting hedge of foreign currencies" in the Interim Consolidated Statements of Income.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 23 Note 2 - Summary of Significant Accounting Policies, continued (c) Fair value through profit or loss (FVTPL) The caption "Financial assets held for trading at fair value through profit or loss" includes financial assets whose business model is intended to generate profits through the realization of purchases and sales or to generate results in the short term. Financial assets recorded under "Financial assets not held for trading mandatorily measured at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but the contractual cash flows have not met the conditions of the SPPI test. Financial assets are classified under "Financial assets designated at fair value through profit or loss" only when such designation eliminates or significantly reduces the inconsistency in valuation or recognition that would arise from valuing or recognizing the assets on a different basis. The assets recorded in these captions of the Interim Consolidated Statements of Financial Position are valued after their acquisition at fair value and the changes in their value (gains or losses) are recorded, at their net amount, in the items "Financial income or loss from financial assets and liabilities held for trading" and "Financial income or loss from financial assets not held for trading mandatorily valued at fair value through profit or loss" of the Consolidated Statements of Income. Changes arising from exchange differences are recorded in "Changes, indexation and accounting hedge of foreign currencies" in the Interim Consolidated Statements of Income. (d) Financial assets not held for trading mandatorily measured at fair value through profit or loss Under this item, they are allocated to a business model the objective of which is achieved by obtaining contractual cash flows and/or by selling financial assets, but where the contractual cash flows have not met the SPPI test conditions. The assets recorded under this item of the Interim Consolidated Statement of Financial Position are measured subsequently to their acquisition at fair value and their market value variations are recorded, at their net amount, under “Financial income (loss), net”. (e) Equity instruments For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to income. These instruments are not subject to the impairment model of IFRS 9. (iii) Subsequent measurement - Financial liabilities After initial recognition, the Bank will measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 24 Note 2 - Summary of Significant Accounting Policies, continued III. Derecognition of financial assets and liabilities Financial assets are derecognized when, and only when: x The contractual rights to the cash flows from the financial asset expire, or x The Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and separately recognizes the rights and obligations created or retained in the transfer. In some cases, the Bank enters into transactions whereby it retains the contractual rights to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the required conditions, that is, the Bank only transfers the cash flows collected. amounts of the original assets, the original assets are prohibited from being sold or pledged, and the Bank has an obligation to send the cash flows collected without significant delay. When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial asset in its entirety in the Interim Statements of Financial position because it retains substantially all the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Financial liabilities are derecognized when, and only when, they are extinguished, canceled or mature. Derecognition due to substantial modification of terms and conditions The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it has essentially become a new asset, with the difference recognized as a gain or loss on derecognition, to the extent that an impairment loss has not yet been recorded. A change in terms and conditions does not result in derecognition if it does not result in cash flows that are substantially different. Based on the change in cash flows discounted at the original Effective Interest Rate ("EIR"), the Bank records a gain or loss on modification, to the extent that an impairment loss has not yet been recorded. For financial liabilities, the Bank considers a substantial modification based on qualitative factors, and if it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of ten percent or more. For financial assets, this assessment is based on qualitative factors.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 25 Note 2 - Summary of Significant Accounting Policies, continued IV. Renegotiated and modified loans The Bank in certain situations makes concessions or modifications to the original terms of loans in response to the borrower's financial difficulties, in lieu of taking possession or enforcing collection of collateral, or in some cases to renegotiate loans. The Bank considers a loan modified when such concessions are made as a result of the borrower's present or expected financial difficulties and the Bank would not have accepted them had the borrower been in good financial standing. Indicators of financial difficulties include covenant defaults and/or significant additional history identified by the Credit Risk area. Modification may involve extending payment terms and agreeing to new loan terms. It is the Bank's policy to monitor refinanced loans to help ensure that future payments are probable. If the modifications are substantial, the loan is written off, as explained in "III. Derecognition of financial assets and liabilities”. If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR calculated prior to the modification of the terms. The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified in another credit risk portafolio. (As set out in section t). Derecognition decisions and classifications in the substandard and non-performing portfolios are determined on a case-by-case basis. If these procedures identify a loss related to a loan, it is disclosed and managed as a refinanced asset of the impaired non-performing portfolio until collected or paid. V. Contingent Credits The Bank provides standby loans (including letters of credit, foreign letters of credit and performance bonds) and loan commitments. Contingent loans and unused loan commitments are commitments under which, during the term of the commitment, the Bank is obligated to provide a loan with a pre-specified term to the customer. The face value of the contractual loan, when the agreed loan is on market terms, is not recorded in the Interim Statement of Financial Position. The related provision for expected credit loss is disclosed in Note 24 "Provisions for contingencies", letter b). VI. Offsetting Financial assets and financial liabilities are offset in the Interim Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 26 Note 2 - Summary of Significant Accounting Policies, continued VII. Derivatives and hedging activities The Bank has decided to continue to apply the hedge accounting requirements of IAS 39 when adopting IFRS 9. For presentation purposes, derivatives are presented according to their positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Notes 8 "Financial assets held for trading through profit or loss" and Note 12 "Financial derivative contracts for accounting hedges"). Hedging transactions The Bank uses financial derivatives for the following purposes: i. to sell to customers who request these instruments in the management of their market and credit risks. ii. to use these derivatives in managing the risks of the Bank's own positions and assets and liabilities of the Bank's entities ("hedging derivatives"); and iii. to obtain gains from changes in the price of these derivatives ("trading derivatives"). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives. A derivative qualifies for hedge accounting if all of the following conditions are met: i. The derivative hedges one of the following three types of risks to which the Bank is exposed: a) Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge"); b) Changes in the estimated cash flows derived from financial assets and liabilities, and highly probable forecast transactions ("cash flow hedge"); c) The net investment in a foreign operation ("hedge of a net investment in a foreign operation"). ii. It is effective in offsetting the exposure inherent in the hedged item or position over the expected term of the hedge, which means that: a) At the trade date the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness"). b) There is sufficient evidence that the hedge was effective during the life of the hedged item or position ("retrospective effectiveness"). There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that it is consistent with the Bank's own risk management.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 27 Note 2 - Summary of Significant Accounting Policies, continued Changes in the value of financial instruments that qualify for hedge accounting are recorded as follows: a. For fair value hedges, gains or losses arising on both hedging instruments and hedged items (attributable to the type of risk being hedged) are included as "Financial income (loss) from Financial Asset and Liabilities for trading" in the Interim Consolidated Statement of Income. b. For fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses arising on measurement of the hedging instruments within "Interest income and expense", and other gains or losses due to changes in the fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Interim Consolidated Statement of Income (Loss) under "Net trading income (expense)". c. For cash flow hedges, the effective portion of the fair value of the hedging instrument is included as "Cash flow hedges" in the "Interim Statement of Other Comprehensive Income". d. The valuation differences of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly in the Interim Consolidated Statement of Income under "Net income (expense) from financial operations". If a derivative designated as a hedging instrument ceases to meet the conditions described above due to maturity, ineffectiveness or any other reason, the hedge accounting treatment is discontinued. When the "fair value hedge" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to profit or loss as of that date, as appropriate. Sources of hedge ineffectiveness may arise from basis risk, including, but not limited to, discount rates used to calculate the fair value of derivatives, hedges using instruments with a fair value other than zero, and timing and notional differences between hedged items and hedging instruments. When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in "Interim Statements Other Comprehensive Income" (from the year in which the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Interim Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Interim Consolidated Statement of Income.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 28 Note 2 - Summary of Significant Accounting Policies, continued m) Measurement and techniques used in determining fair value In general terms, financial assets and liabilities are initially recognized at fair value, which, unless there is evidence to the contrary, is considered to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting year, financial instruments are valued in accordance with the following criteria: (i) Measurement of financial instruments Financial assets are measured at fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and receivables from customers. In accordance with IFRS 13 "Fair value measurement", "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account in pricing the asset or liability at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the main market for the asset or liability, or (b) in the absence of a main market, the most advantageous market for the asset or liability. Even if there is no observable market that provides pricing information in relation to the sale of an asset or transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize the value associated with the asset or liability. In using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of available unobservable inputs. If an asset or liability measured at fair value has a bid price and a ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances is used to measure fair value, regardless of where the input is classified within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that classifies inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). All derivatives are recorded in the Interim Consolidated Statements of Financial Position at the fair value described above. This value is compared to the valuation on the trade date. If the fair value is subsequently measured positive, it is recorded as an asset. If the fair value is subsequently measured negative, it is recorded as a liability. The fair value on the trade date is, unless there is evidence to the contrary, considered to be the transaction price.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 29 Note 2 - Summary of Significant Accounting Policies, continued Changes in the fair value of derivatives since the trade date are recorded in "Financiamial income (loss)" in the Interim Consolidated Statements of Income. Specifically, the fair value of financial derivatives included in portfolios of financial assets or liabilities held for trading is considered to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using methods similar to those used to measure over-the-counter derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the valuation date ("present value" or "theoretical close") using valuation techniques commonly used in financial markets: “net present value" (NPV) and option valuation models, among other methods. In addition, the fair value of derivatives includes the CVA and DVA adjustment, so that the fair value of each instrument includes the credit risk of its counterpart and the Bank's own risk. The credit valuation adjustment (CVA) is a valuation adjustment of OTC derivatives as a consequence of the risk associated with the credit exposure assumed by each counterpart. The CVA is calculated taking into account the potential exposure to each counterpart in each future year. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, arises as a consequence of the Bank's own risk assumed by its counterparts in OTC derivatives. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of quoted prices in active markets, include government debt securities, private sector debt securities, equity shares, short positions and fixed income securities issued. In cases where price quotations are not observable in available markets, the Bank's management determines the best estimate of the price that would be set by the market using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs; however, for some financial instrument valuations, significant inputs are not observable in the market. To determine a value for these instruments, various techniques are used to make these estimates, including extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument at initial recognition is usually the transaction price; however, due to the unavailability of market information, the value of the instrument may be derived from other market transactions involving the same or similar instruments or may be measured using a valuation technique in which the inputs used include only observable market data, principally interest rates. The main techniques used as of September 30, 2023 and December 31, 2022 by the Bank's internal models to determine the fair value of financial instruments are as follows:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 30 Note 2 - Summary of Significant Accounting Policies, continued i. The present value method is used in the valuation of financial instruments that allow static hedges (mainly forwards and swaps). The estimated future cash flows are discounted using interest rate curves of the related currencies. Interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is typically used. Where appropriate, observable market data is used to derive factors such as bid spread, exchange rates, volatility, correlation indicators and market liquidity. iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including interest rate curves, volatilities, correlations and related exchange rates. The fair value of financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, stock price, volatility and prepayments, among others. The Bank's management believes that its valuation models are not significantly subjective, as these methodologies can be adjusted and evaluated, as appropriate, through internal calculation of fair value and subsequent comparison with the related actively quoted price (See note 44). n) Revenue and expense recognition The following is a summary of the most significant criteria used by the Bank for the recognition of its revenues and expenses: (i) Interest income, interest expense and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. However, when an operation is evaluated either individually or collectively, and as a result of such evaluation the placements are recognized in the impaired portfolio (the compendium Cap. B2 numeral 1 letter b), being debtors subject to group evaluation, includes all loans in the "Default Portfolio"; on the other hand, in the individual portfolio (defined as placements classified in categories B3 and B4 plus the default portfolio) and which are in arrears for 90 days or more in any of their installments, the recognition of income on the accrual basis is suspended. The suspension of revenue recognition on an accrual basis implies that, from the date on which it should be suspended in each case and until such loans are no longer impaired, the respective assets included in the Interim Statement of Financial Position will not be increased by interest, adjustments or commissions and no revenue for these items will be recognized in the Interim Consolidated Statement of Income, unless they are actually received. These standards only refer to the criteria for valuation and recognition of income for financial accounting information.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 31 Note 2 - Summary of Significant Accounting Policies, continued Interest income from “transactions with accrual suspended” is only re-recorded when such transactions become current (that is, payments were received that make them less than 90 days past due) and when they are no longer in the impaired portfolio. (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”. (iii) Commissions, fees and similar items Income and expenses from commissions and fees are recognized in the Interim Consolidated Statement of Income using the criteria established in IFRS 15 "Revenue from contracts with customers", based on consideration of the terms of the contract with the customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service: Commissions recorded by the Bank correspond mainly to: x Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts. x Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties. x Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage. x Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts. x Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries. x Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody. x Insurance brokerage fees: includes insurance brokerage fees. x Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services. Commission expenses include: x Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions. x Securities transactions fees: includes fees related to custody of securities and securities brokerage. x Other fees and commissions: includes mainly expenses generated from online services.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 32 Note 2 - Summary of Significant Accounting Policies, continued The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable. (iv) Non-financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. (v) Loan arrangement fees Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan. In the case of arrangement fees, the portion corresponding to the related direct costs incurred in the formalization of such transactions are immediately recorded in the income statement. o) Impairment Assets are acquired or purchased based on the future economic benefits they produce. Consequently, impairment is recorded when the carrying amount of such assets is less than their recoverable amount. Assets are subject to impairment tests to adequately reflect the future economic benefits that the assets are capable of producing when used by the Bank. The Bank assesses the expected future credit losses ("ECL") associated with its financial instrument assets carried at amortized cost and FVTOCI, subject to the limitations defined in paragraph 5 of Chapter A-2 of the Compendium of Accounting Standards. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects: x An unbiased, probability-weighted amount determined by evaluating a range of possible outcomes; x The time value of money; and x Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The Bank follows the criteria described below to assess impairment, when applicable: (i) Impairment of financial assets except "Interbank Loans", "Loans and receivables from customers and "Contingent loans". The Bank applies IFRS 9 to determine the impairment of its financial assets at amortized cost and at fair value through other comprehensive income, except for "Interbank Loans", "Loans and accounts receivable from customers" and "Contingent loans", whose impairment is determined by applying the provisions of Chapter B1, B2 and B3 of the compendium, for the rest of the assets the following is applicable.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 33 Note 2 - Summary of Significant Accounting Policies, continued IFRS 9 introduces the concept of "expected losses" which is developed in the credit risk model applied by the Bank. The "expected loss" impairment model is applied to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model. The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the time of initial recognition, and which determine the calculation of their credit risk hedges. Stage 1: No significant increase in risk: "The allowance for losses on these financial instruments is calculated as the expected credit losses resulting from possible events of default within 12 months after the reporting date (12-month expected loss)." Stage 2: With significant increase in risk: "When the credit risk of a financial asset has increased significantly since initial recognition, the allowance for losses on that financial instrument is calculated as the expected credit loss over the entire life of the transaction. In other words, it is the expected credit losses resulting from all possible events of default during the expected life of the financial instrument". Stage 3: Impairment: "When there is objective evidence that the financial asset is impaired, it is transferred to this category in which the write-down for losses on that financial instrument is calculated, as in Stage 2, as the expected credit loss over the life of the asset." In cases in which the recovery of any recorded amount is considered remote, the asset is removed from the consolidated balance sheet, without prejudice to any actions that may be taken to attempt to collect the amount until the rights to receive it have been extinguished definitively, whether by expiration, forgiveness or other causes. The Bank takes into account reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk of a financial instrument, including forward-looking information to determine a significant increase in credit risk since initial recognition. Forward-looking information includes past events, current conditions and expected or future economic conditions (macroeconomic data). Credit risk assessment and forward-looking information (including macroeconomic factors), includes quantitative and qualitative information based on the Bank's historical experience, examples include: x Financial or economic conditions that are expected to cause a significant change in the borrower's ability to meet its debt obligations. x An actual or expected downgrade of the borrower's internal credit rating or a decrease in the borrower's performance score. x An actual or expected significant change in the borrower's operating results. x Significant increases in credit risk on other financial instruments of the same borrower. x Significant changes in the value of the collateral backing the obligation or in the quality of third-party guarantees or credit enhancements. x Reductions in financial support from a parent entity or other subsidiary.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 34 Note 2 - Summary of Significant Accounting Policies, continued x Expected changes in the loan documentation, including an expected breach of contract that may result in waivers or modifications of covenants, suspension of interest payments, increased interest rates, requirements for additional collateral or guarantees, or other changes in the contractual framework of the facility. The Bank has considered that if contractual payments are more than 30 days past due, credit risk is considered to have increased significantly since the initial recognition of the credit, but this is not an absolute indicator. The Bank has not rebutted the IFRS 9 presumption of significant increase in risk ("SIR") or default. Regarding the use of present, past and future information required by the application of the expected loss approach described in IFRS 9, this requires the incorporation of present, past and future information for both the detection of significant increase in risk and the measurement of expected losses, which should be performed on a probability-weighted basis. When estimating expected losses, the standard does not require the identification of all possible scenarios. However, the probability of a loss event occurring and the probability of it not occurring must be considered, even if the possibility of a loss occurring is very low. To achieve this, the Bank evaluates the linear relationship between its estimated loss parameters (PI, PDI, and EAP) with the history and future forecasts of macroeconomic scenarios. Also, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for the estimation. Expected losses are then derived from the following parameters: PI: estimate of the probability of default in each year. EAP: estimate of the exposure in the event of default in each future period, taking into account changes in exposure after the reference date of the Interim Financial Statements. PDI: estimated loss given default, as the difference between the contractual cash flows and those expected to be received, including collateral. For these purposes, the estimate considers the probability of execution of the guarantee, the time until possession and subsequent realization is reached, the expected cash flows and the acquisition and sale costs. CCF: Cash Conversion Factor, is the estimate made on off-balance sheet balances to determine the exposure subject to credit risk in the event of default. The expected credit losses calculated are based on the internal models developed for all portfolios within the scope of IFRS 9, except for those cases that are subject to individualized estimation. Internal models have been developed that take into account as sources of information the data provided by external rating agencies or others observed in the market, such as changes in bond yields, credit default swap quotes or any other public information on them.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 35 Note 2 - Summary of Significant Accounting Policies, continued (ii) Non-financial assets The carrying amounts of the Bank's non-financial assets are reviewed regularly or at least at each reporting date to determine whether there is any indication of impairment. If such indications exist, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows from other assets or group of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and its value is reduced to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. If we assess the value in use of an asset, the estimated cash flows are discounted to their present value by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset. In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs. In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end. When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss. The impairment loss is recognized immediately in income for the period, unless the asset is carried at its revalued value in accordance with another standard. Any impairment loss on revalued assets will be treated as a decrease in the revaluation made in accordance with that other standard. When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 36 Note 2 - Summary of Significant Accounting Policies, continued If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base. Impairment losses recognized in prior periods are tested at each reporting date for any indication that the loss has decreased or disappeared. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent years. According to IAS 36 “Impairment of assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual year, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times. p) Fixed assets Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any. In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used. When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets). This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 37 Note 2 - Summary of Significant Accounting Policies, continued (i) Fixed assets for own use Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease. The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life. In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. Also, at least at the end of the year, the estimated useful lives of the items of property, plant and equipment for own use are reviewed in order to detect significant changes therein, which, if any, will be adjusted by means of the corresponding correction of the charge to the consolidated statement of income for future years, by recalculating the depreciation, by virtue of the new useful lives. Upkeep and maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 38 Note 2 - Summary of Significant Accounting Policies, continued q) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank. The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and is reviewed to determine whether there was any indication that the intangible asset may have suffered any impairment, the period and method of amortization are reviewed at least at the end of each reporting period. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired. (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits and/or decrease in costs, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment. The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 39 Note 2 - Summary of Significant Accounting Policies, continued (ii) Generated in a business combination According to IFRS 3 “Business Combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles Assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and CorpBanca gave rise to intangible assets and Goodwill as indicated in Note 15 “Intangible Assets”. (iii) Other identifiable intangible assets Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. r) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Interim Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor). s) Leases On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”. (i) Assets for right-of-use At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 40 Note 2 - Summary of Significant Accounting Policies, continued After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability. The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions. If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first. The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses. As of September 30, 2023 and December 31, 2022, the Bank has not identified impairment in the value of the right-of-use assets. (ii) Lease liability The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding). The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease. After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 41 Note 2 - Summary of Significant Accounting Policies, continued The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. The Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding). t) Provisions for credit risk on "Interbank Loans" and "Loans and accounts receivable from customers" The Bank has established provisions for impairment losses due to credit risk on "Interbank Loans", "Loans and receivables from customers" and "Contingent loans", in accordance with the instructions defined in the compendium, issued by the Commission for the Financial Market (CMF), and the credit risk rating and evaluation models approved by the Bank's Corporate Governance, in order to make the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their receivables, which determine the payment behavior and subsequent recovery. The processes and compliance with the policy are evaluated and supervised in accordance with internal control procedures, in order to ensure compliance and the maintenance of an adequate level of provisions to support expected losses. Provisions determined and denominated "individual allowances", correspond to debtors that are individually, assesed due to size, complexity or level of exposure to the Bank, it is necessary to know and analyze in detail. Provisions determined and denominated "group allowances", includes individuals or smaller companies, and are associated to a high number of transactions with homogeneous characteristics and that due to such conditions are evaluated collectivelly. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below: x Individual allowances for the normal portfolio. x Individual allowances for the substandard portfolio. x Individual allowances for the impaired portfolio. x Group allowances for the normal portfolio. x Group allowances for the impaired portfolio. (i) Individual allowances When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed. The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the compendium, assigning risk categories to each debtor according to the following portfolio:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 42 Note 2 - Summary of Significant Accounting Policies, continued Normal portfolio Corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio. Substandard portfolio Includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4. Normal and Substandard portfolios As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF- to be applied to each of the individual categories. Below are presented the probabilities of default and loss given default, as established by the CMF: Probability of Loss given Expected Category of default default loss Type of portfolio debtor (DP) (PLD) (EL) (%) (%) (% Provisión) A1 0.04 90.00 0.03600 A2 0.10 82.50 0.08250 Normal portfolio A3 0.25 87.50 0.21850 A4 2.00 87.50 1.75000 A5 4.75 90.00 4.27500 A6 10.00 90.00 9.00000 B1 15.00 92.50 13.87500 B2 22.00 92.50 20.35000 Substandard portfolio B3 33.00 97.50 32.17500 B4 45.00 97.50 43.87500 In order to determine the amount of provisions, the Bank first determines the affected exposure, which comprises the book value of the customer's placements plus the contingent credits, less the amounts that are feasible to recover through the execution of the guarantees, financial or real, backing the operations, to which the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value it would obtain on the disposal of the assets or equity instruments. In the case of substitution of the debtor's credit risk for the credit quality of the guarantor or surety, this methodology will only be applicable when the guarantor or surety is an entity rated in a category similar to investment grade by a local or international rating agency recognized by the regulator. Guaranteed values may not be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 43 Note 2 - Summary of Significant Accounting Policies, continued Impaired portfolio Includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. The classifications assigned to this portfolio are categories C1 to C6. Applied to all credits, including 100% of the amount of contingent credits, held by those same debtors. For purposes of establishing provisions on this portfolio, in the first instance an expected loss rate is determined, deducting from the amount of the exposure the amounts susceptible to recovery through the execution of financial and real guarantees that support the operations and also deducting the present value of the recoveries obtained through collection actions net of associated expenses. Once the expected loss range has been determined, the respective allowance percentage is applied to the amount of the exposure comprising the placements plus the contingent credits of the same debtor. Allowance percentages to be applied over the exposition are as follows: Type of portfolio Risk scale Expected loss range Provision C1 Up to 3% 2% C2 More than 3% and up to 20% 10% C3 More than 20% and up to 30% 25% Impaired portafolio C4 More than 30% and up to 50% 40% C5 More than 50% and up to 80% 65% C6 More than 80% 90% Loans are maintained in this portfolio until a normalization of their payment capacity or behavior is observed, without prejudice to the write-off of each particular loan that meets the condition set forth in Title II of Chapter B-2 of the compendium. In order to remove a debtor from this portfolio, once the circumstances that led to its classification in this portfolio under these rules have been overcome, at least the following copulative conditions must be met: x None of the debtor obligations with the Bank are overdue for more than 30 days. x No new re-financing of loans has been granted. x At least one of the payments received includes principal payment (total or partial). x If the debtor has a loan with partial payments due within six months, two payments have been made. x If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. x The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 44 Note 2 - Summary of Significant Accounting Policies, continued (ii) Group allowances Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted. To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans. Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans. Standard method for mortgage loans allowances For the purposes of calculating credit risk provisions of the mortgage loan portfolio for mortgage , the Bank uses the standard provision method for mortgage loans established in the compendium. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table: Days past due at Portfolio in PVG tranche month-end 0 1 - 29 30 - 59 60 - 89 default PI (%) 1.0916 21.3407 46.0536 75.1614 100 PVG ” 40% PDI (%) 0.0225 0.0441 0.0482 0.0482 0.0537 PE (%) 0.0002 0.0094 0.0222 0.0362 0.0537 PI (%) 1.9158 27.4332 52.0824 78.9511 100 40% < PVG ” 80% PDI (%) 2.1955 2.8233 2.9192 2.9192 3.0413 PE (%) 0.0421 0.7745 1.5204 2.3047 3.0413 PI (%) 2.5150 27.9300 52.5800 79.6952 100 80% < PVG ” 90% PDI (%) 21.5527 21.6600 21.9200 22.1331 22.2310 PE (%) 0.5421 6.0496 11.5255 17.6390 22.2310 PI (%) 2.7400 28.4300 53.0800 80.3677 100 PVG > 90% PDI (%) 27.2000 29.0300 29.5900 30.1558 30.2436 PE (%) 0.7453 8.2532 15.7064 24.2355 30.2436

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 45 Note 2 - Summary of Significant Accounting Policies, continued In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Impaired portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV. For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below: MP loss mitigation factor for credits with PVG tranche state auction insurance V tranche: Price of the house upon executing sale agreement (UF) V ” 1,000 1,000 < V ” 2000 PVG ” 40% 100% 100% 40% < PVG ” 80% 100% 100% 80% < PVG ” 90% 95% 96% PVG > 90% 84% 89% Provisions for Commercial Loans The Bank uses the three standard models established in the compendium, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the compendium. x Commercial leasing operations The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables: Probability of Default (PD) applicable according to delinquency and type of asset (%) Days of delinquency of transaction Type of asset at end of month Real Estate Non-real estate 0 0.79 1.61 1 - 29 7.94 12.02 30 - 59 28.76 40.88 60 - 89 58.76 69.38 Portfolio in default 100.00 100.00

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 46 Note 2 - Summary of Significant Accounting Policies, continued Loss Given Default (LGD) applicable according to PVB tranche and type of asset (%) PVB= Current value of transaction/ Value of leased asset PVB tranche Real Estate Non-real estate PVB <= 40% 0.05 18.20 40% < PVB <= 50% 0.05 57.00 50% < PVB <= 80% 5.10 68.40 80% < PVB <= 90% 23.20 75.10 PVB > 90% 36.20 78.90 The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset. x Student loans The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue. Probability of Default (PD) applicable according to payment due date, delinquency and type of loan (%) Payment of principal or interest Days past due at closing Student Loan due at month-end of closing CAE CORFO or other Yes 0 5.20 2.90 1-29 37.20 15.00 30-59 59.00 43.40 60-89 72.80 71.90 Portfolio in default 100.00 100.00 No n/a 41.60 16.50 Loss Given Default applicable according to payment due date and type of loan (LGD) (%) Payment of principal or interest due at Student Loan month-end CAE CORFO or other Yes 70.90 70.90 No 50.30 45.80 For loans granted in accordance with Law 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 47 Note 2 - Summary of Significant Accounting Policies, continued x Generic commercial placements and factoring Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables: Probability of Default (PD) applicable according to delinquency and PTVG tranche (%) Days past due at month-end With guarantee Without guarantee PTVG <=100 % PTVG >100% 0 1.86 2.68 4.91 1-29 11.60 13.45 22.93 30-59 25.33 26.92 45.30 60-89 41.31 41.31 61.63 Portfolio in default 100.00 100.00 100.00 Loss Given Default (LGD) applicable according to PTVG tranche (%) Commercial generic transactions Factoring with or factoring without liability of the PTVG tranche liability of the assigner assigner PTVG <= 60% 5.00 3.20 With guarantee 60% <PTVG <= 75% 20.30 12.80 75% <PTVG <= 90% 32.20 20.30 90% < PTVG 43.00 27.10 Without guarantee 56.90 35.90 A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered. The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. In the case of specific guarantees, the PTVG ratio must be calculated independently for each secured transaction, as the division between the amount of the placement and the contingent credit exposure and the value of the collateral securing it. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general and specific guarantees considering any restriction.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 48 Note 2 - Summary of Significant Accounting Policies, continued x Provisions associated with financing guaranteed by FOGAPE Covid 19 On July 17, 2020, the CMF requested the determination of specific provisions for loans guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses should be determined by estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be made on an aggregate basis, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total amount of deductible applicable to them and proceed as follows, when the expected losses of the operations of a group to which the same deductible percentage is applicable, determined according to the above procedure are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for that of the guarantor, and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided for in numeral 4. 1 letter a) of Chapter B-1 of the Compendium and will be recognized in accounts separate from commercial, consumer and mortgage provisions. As of September 30, 2023 and December 31, 2022 the Bank has recorded provisions of MCh$5,049 and MCh$8,721, respectively. x Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium, using the methodology set forth in letter b) “Guarantees”. Impaired portfolio – Collectively assessed loan The group in default loan portfolio comprises all loans and 100% of the amount of contingent loans of debtors who at the end of a month are 90 days or more past due in the payment of interest or principal on any loan. It will also include debtors who have been granted a loan to leave in force a transaction that was more than 60 days overdue, as well as debtors who have been subject to forced restructuring or partial forgiveness of a debt. The following can be excluded from the group impaired portfolio: a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and, loans for financing higher education under Law 20,027, b) that do not yet meet the default conditions set forth in Circular 3,454 of December 10, 2008.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 49 Note 2 - Summary of Significant Accounting Policies, continued All debtor’s loans should be classified in the Impaired portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section title II, Chapter B-2 of the Compendium. In order to remove a debtor from the Impaired portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material. (iii) Guarantees Las Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor. In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor. 2) Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal. 3) Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 50 Note 2 - Summary of Significant Accounting Policies, continued 4) Leased assets. Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. 5) Factoring operations. Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish provisions in addition to those calculated by applying the loan portfolio assessment models, according to the set forth in number 9 of Chapter B-1 of the compendium. These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which could materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti-cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present. According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models. As of September 30, 2023, the Bank maintained additional provisions for its commercial, consumer and mortgage loan portfolio amounting to MCh$176,407 (as of December 31, 2022, the Bank maintained additional provisions of MCh$175,501). u) Impaired credits and charge-offs Impaired loans This portfolio is comprised of the following assets: x For individually assessed debtors, includes loans classified in the “Impaired portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above. x For those debtors collectively assessed, includes all loans classified in the “Impaired portfolio”. Charge-offs As a general rule, charge-offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of the compendium, Chapter B-2, Title II "Impaired and written-off loans". The write-offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 51 Note 2 - Summary of Significant Accounting Policies, continued Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the compendium, regardless of the reason. Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. 3) When the legal term for all legal shares to collect the loan have expired. When a loan is overdue for a period of time that complies with the term listed below: Type of loan Term Consumer loans with or without collateral 6 months Consumer leasing 6 months Other operations of non real estate leasing 12 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Real estate leasing (commercial and home purchase) 36 months Mortgage loans for home 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally. Recovery of assets previously charged-off Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Expense for credit losses” compensating the provision expense for the period. In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the compendium. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets. Renegotiation of previously charged-off loans Any renegotiation of a written-off loan will not give rise to income as long as the transaction continues to be impaired, and the actual payments received must be treated as recoveries of written-off loans. The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 52 Note 2 - Summary of Significant Accounting Policies, continued v) Contingent loans Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business. 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 8-10 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 838 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 8-11 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law 20,027). 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 53 Note 2 - Summary of Significant Accounting Policies, continued The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the compendium, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent exposure FCC (1) 1) Freely disposable lines of credit with immediate cancellation 10% 2) Contingent credits linked to the CAE 15% 3) Letters of credit for goods movement transactions 20% 4) Other freely disposable lines of credit 40% 5) Commitments to purchase foreign debt in local currency 50% 6) Transactions related to contingent events 50% 7) Guarantees and sureties 100% 8) Other credit commitments 100% 9) Other contingent credits 100% (1) Credit conversion factor However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. w) Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. x) Income taxes and deferred taxes The Bank has recognized an expense (income) arising from gains or losses for each period, according to the applicable taxation rules for each country or jurisdiction it operates. The income tax expense for the period includes the sum of current tax, which results from applying the current rates to the taxable profit for the period (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Interim Consolidated Statement of Income. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The effects of deferred taxes on temporary differences between the balance sheet and the income statement are recognized in deferred taxes as of the date on which the law approves such changes. The effects of deferred taxes on temporary differences between the tax balance sheet and the financial balance sheet are recorded on an accrual basis, in accordance with IAS 12 "Income Taxes" and presented in accordance with the same IAS.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 54 Note 2 - Summary of Significant Accounting Policies, continued y) Provisions and contingent liabilities A provision is a liability of uncertain timing or amount. Provisions are recorded in the Interim Consolidated Statement of Financial Position when the Bank: x Has a present obligation (legal or constructive) as a result of past events, x It is probable that an outflow of resources will be required to settle these obligations, and x The amount of these resources can be reliably measured. A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank. Guarantees agreement, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information. Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligations covered, being for the purpose of these Interim Consolidated Financial Statements, those detailed in note 24 "Provisions for contingencies", note 25 "Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued" and note 26 "Special provisions for credit risk". z) Employee benefits Employee benefitsShort-term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services. These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service: x As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash. x As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 55 Note 2 - Summary of Significant Accounting Policies, continued Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post-employment benefits Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the period. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long-term benefits Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the period. Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of: x A decision of the entity to terminate the employee’s employment before the normal termination date; or x The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date. An entity recognizes a liability and expense for termination benefits at the earlier of the following dates: x When the entity can no longer withdraw the offer of those benefits; and x When the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 56 Note 2 - Summary of Significant Accounting Policies, continued Cash-settled share-based payment transactions. The Bank recognizes a liability for cash-settled share-based payment transactions at fair value at the inception of each contract. Until the liability is settled, the Bank will remeasure the fair value of the liability at the end of each reporting period and at the settlement date, and will recognize any fair value variation in profit or loss for the period. aa) Provision for mandatory dividends A liability recognized due to the legal obligation to distribute 30% of the profit of the year in compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws. For the three and nine months periods ended September 30, 2023 and the yeard ended as of December 31, 2022, the Bank provisioned 30% of its net income. This provision is recorded as a decrease in "Retained earnings" under "Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments" in the Interim Consolidated Statement of Changes in Shareholders' Equity. In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the General Bank Law. bb) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”. Assets received or foreclosed in payment are valued at the lower of initial value and net realizable value, i.e. fair value (independent appraisal) less costs to hold and dispose of, plus regulatory write-offs. Regulatory write-offs are required by the regulator if the asset is not sold within one year of receipt. Such net realizable value of an assets is determined mainly in conformity with the current market conditions, and should correspond to its fair value less the necessary costs to maintain and dispose it.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 57 Note 2 - Summary of Significant Accounting Policies, continued In general, it is estimated that these assets will be disposed of within one year from the date of award. However, the regulator, by means of general rules, may establish that, in justified cases, the Bank may have an additional term of up to eighteen months for the disposal of the assets. In order to be eligible for the extension, the value of the asset must have been written off for accounting purposes, in compliance with Article 84 of the General Banking Law. cc) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. dd) Non-current assets held for sale Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses. ee) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of September 30, 2023 and December 31, 2022 the Bank did not have any instruments that generated dilution.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 58 Note 2 - Summary of Significant Accounting Policies, continued ff) Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities (IAS7) . For the preparation of the Interim Statement of Cash Flows, the Bank used the indirect method, in which from the consolidated income for the period before income tax, non-cash transactions are subsequently added/subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities. For the preparation of the Interim Statement of Cash Flow, the following items are considered: x Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. x Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, loans obtained from abroad, dividends received from investments, financial instruments at fair value through other comprehensive income and amortized cost, etc. x Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. x Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For the purposes of the Interim Statement of Cash Flows, cash and cash equivalents have been considered as cash and cash equivalents, the balances of "Cash and bank deposits" plus the net balance of operations in liquidation in progress, plus financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income with high liquidity and with insignificant risk of change in value, whose maturity does not exceed three months from the date of acquisition and the rights under resale agreements and securities lending that are in that situation. Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. Cash and cash equivalents balances and their reconciliation to the Interim Consolidated Statement of Cash Flows are detailed in Note 7 “Cash and Cash Equivalents”. The provision for loan losses included under the operating activities section differs from the amount presented in the Interim Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 59 Note 2 - Summary of Significant Accounting Policies, continued gg) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the period for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following: x Adjustments for changes in accounting criteria and correction of errors: which include changes in consolidated net equity arising as a result of the retrospective restatement of balances in the Interim Consolidated Financial Statements due to changes in accounting criteria or correction of errors. x Net comprehensive income for the period: Includes in an aggregated manner net income for the period recorged in the Interim Statement of Other Comprehensive Income for the period, as previously indicated. x Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity. This information is presented in two statements: The Interim Consolidated Statement of Other Comprehensive Income and the Interim Consolidated Statement of Changes in Equity. hh) Consolidated Statement of Other Comprehensive Income In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown: x The consolidated income for the period. x Net amount of income and expenses recorded in equity as “Valuation accounts”. x Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments. Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 60 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted New accounting pronouncements introduced by CMF 1. Standards and interpretations issued in the current period Circular No. 2,317 - Updates instructions of Chapter 18-5 of the RAN, regarding information on debtors of financial institutions. On July 29, 2022, in line with the process of improving the current register of debtors under the regulatory adjustment of Chapter 18-5 of the RAN, the CMF established a concrete framework that ensures the correct treatment and use of the data from the debtors list, under higher protection standards. This is achieved by requiring an Internal Policy on the Security and Management of Debtor Information (“PISMID” by its acronym in Spanish), so that the internal governance of the institutions receiving the list is particularly rigorous in terms of controls on the confidentiality of the information, ensuring compliance with the restrictions on use and access, and compatibility with international best practices. In connection with the above, the following amendments are made to Chapter 18-5 of the RAN for Banks:  Create Internal Policy on the Security and Management of Debtor Information (“PISMID” by its acronym in Spanish).  Appointment of an individual in charge of granting access to the different information views.  The register with access permits must be updated at least annually.  The right of access must be included; the right of rectification or modification in case the owner proves that the personal data is erroneous, inaccurate or outdated; and the right of cancellation, if applicable (it may be demanded in person or by digital means).  There must be systems that allow for the full registration and follow-up of claims; the preservation of files shall be governed by the provisions of RAN 1-10².  The policy must have the protection mechanisms contemplated in RAN 20-10³.  It must be approved by the Board of Directors (it must be updated, approved and audited, both internally and externally, at least once per calendar year). This circular will be effective as of July 1, 2023. Management is in the process of implementing the standard and believes this standard will have no impact on the presentation of the Interim Consolidated Financial Statements. Circular No. 2,318 - Incorporates new files R13 and R14 to the Risk System of the Banks Information System Manual involving the measurement and supervision of risks related to the Banking Book Market Risk (“RMLB” for its acronym in Spanish) and the Credit Concentration Risk (“RCC” for its acronym in Spanish). On August 12, 2022, the CMF, in order to obtain the information required for the application of Chapter 21-13 of the RAN for Banks, created files R13 "Banking Book Market Risk" and R14 "Credit Concentration Risk". As a result of the aforementioned amendments, effective July 13, 2023, the file C40 "Cash flows associated with interest rate and indexation risks in the banking book" of the Banks Information System Manual will no longer be reported. The latest information will be the one submitted as of September 30 of that year. It will be effective as of July 13, 2023.The Bank's Management will evaluate the impact that this standard will have on the presentation of Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 61 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Circular No. 2,331 "Information on loans guaranteed by the FOGAPE Chile Apoya program” On February 7, 2023, the CMF determined to incorporate into its information systems the information necessary to evaluate the operation of the FOGAPE Chile Apoya program developed under Law No. 21.514. Modifications were made to file C50 and new files were created, D61 and E25, which deal with the daily interest rates of guaranteed operations and the detail of financing requests under the FOGAPE Chile Apoya program, respectively. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Interim Consolidated Financial Statements. Circular No. 2,336 “Repeals Chapter 12-21 of the Updated Compilation of Standards for Banks, amends Chapters 21-13 and 1-13 of the same Compilation, the Frequently Asked Questions document associated with file R13 and delays the end of the requirement for file C40.” On June 20, 2023, in order to avoid duplication with respect to the regulations governing the measurement of market risks in the banking book, in particular, interest rate and fluctuation risks, the CMF repealed chapter 12- 21 of the Updated Compilation of Standards for Banks (RAN), and also determined to continue reporting file C40 “Cash flows associated with interest rate and fluctuation risks in the banking book” until December 2023. The Bank has implemented the aforementioned Circular and has concluded that its adoption has no significant impact on the Interim Consolidated Financial Statements. General Standard No. 484 - Commissions on credit operations, Law No. 18.010 and adjustment of current contracts. On August 5, 2022, the CMF has deemed it appropriate to establish the criteria and conditions to be met by the fees charged to the debtor of a credit operation in respect of money credit operations under Law 18.010. It will be effective as of August 01, 2023. The Bank's management is in the process of implementing the aforementioned Circular and anticipates that its adoption will not have a significant impact on the Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 62 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued New accounting pronouncements introduced by IASB 1. Standards and Interpretations that have been issued in the current period. Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgments On February 12, 2021, the IASB published this amendment, which is intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments include: í An entity is now required to disclose its material accounting policy information instead of its significant accounting policies; í Several paragraphs are added to explain how an entity can identify material accounting policy information and to give examples of when accounting policy information is likely to be material; í The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and í The amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy information in order to support the amendments to IAS 1. The amendments are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 63 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. On February 12, 2021, the IASB published amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates apply prospectively only to future transactions and other future events, but changes in accounting policies generally also apply retrospectively to past transactions and other past events. The amendments to IAS 8 will be effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements. Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction. On May 7, 2021, an amendment was issued on the treatment of deferred taxes on transactions such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that there are deductible and taxable temporary differences for the same amount. The amendments are effective for years beginning on January 1, 2023, with early application permitted. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements. Amendments to IAS 12, Income Taxes As of May 23, 2023, the IASB has published the “International tax reform: Pillar two model rules - Amendments to IAS 12” as a response to the worries about possible implications on the imminent implementation of the pillar two model rules of the OECD about income tax accounting. The Bank's Management considers that the adoption of this amendment will have no significant impacts on the Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 64 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued 2. Standards and Interpretation issued but not yet effective. Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (amendments to IFRS 10 and IAS 28) The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Companies and Joint Ventures (2011) address a recognized inconsistency between the requirements of IFRS 10 and those of IAS 28 (2011) in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) the entire generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The effective date for these amendments is yet to be determined because the IASB is awaiting the results of its research project on the equity method accounting. These amendments must be applied retrospectively and early adoption is permitted, which must be disclosed. The Bank's management will await the new effective date to evaluate the potential effects of these amendments. Amendments to IFRS 16 - Lease liability on a sale and leaseback On September 22, 2022, the IASB issued this amendment which clarifies how a selling lessee subsequently measures sale and leaseback transactions that meet the requirements of IFRS 15 to be accounted for as a sale. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease. The effective date for the amendments is January 01, 2024. The Bank’s management is assessing the potential impact of the adoption of this amendment on its Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 65 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued Amendment to IAS 1 Presentation of Financial Statements - Non-current Liabilities with Covenants On October 31, 2022, Amendments to IAS 1 was issued, which aims to improve the information companies provide about long-term debt with covenants. Such amendment specifies that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The IASB expects the amendments to improve the information a company provides about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted. The Bank’s management is assessing the potential impact of the adoption of this amendment on its Interim Consolidated Financial Statements. Modifications to the IAS 7 - Cash flow statement and IFRS 7 - Financial instruments: Disclosure As of May 25, 2023, the IASB has published “Disclosure of supplier finance agreements - Modifications to the IAS 7 and the IFRS 7” in order to improve the transparency of supplier finance agreements and their effects on liabilities, cash flows, and liquidity risk exposure of a company. Among the changes, the company is asked to disclose:  The terms and conditions;  the amount of liabilities that are part of the agreements, breaking down the amounts that the providers have already received as payment from the financial providers, and indicating where these liabilities are placed in the general balance;  maturity date range of the payment; and  information about the liquidity risk. Are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted The Management of the Bank is assessing the potential impact of the adoption of these modifications in their Consolidated Interim Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 66 Note 3 - New Accounting Pronouncements Issued and Adopted, or Issued but not yet Adopted, continued IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information Exposure As of June 26, 2023, the IASB has issued the “IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information Exposure” which demands an entity to reveal qualitative information that is useful for the users, regarding risks and opportunities related to sustainability. Are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted. The Management of the Bank is assessing the potential impact of the adoption of these modifications in their Consolidated Interim Financial Statements. IFRS S2 - Climate-related Disclosures As of June 26, 2023, the IASB has issued the “IFRS S2 Climate-related Disclosures” which demands an entity to reveal information that is useful to the users, regarding risks and opportunities related to climate, with the objective of allowing them to understand the processes, controls and procedures of governance employed by the entity to monitor, manage and supervise the risks and opportunities related to the climate. Are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted. The Management of the Bank is assessing the potential impact of the adoption of these modifications in their Consolidated Interim Financial Statements. Amendment to IAS 21 - Effects of Changes in Foreign Currency Exchange Rates On August 15, 2023, the IASB has issued "Amendments to IAS 21 Effects of Changes in Foreign Currency Exchange Rates" which will require companies to provide more useful information in their financial statements when a currency cannot be exchanged for another currency. The main modifications are as follows:  Specify when a currency is exchangeable for another currency and when it is not.  Specify how an entity establishes the exchange rate to be applied when a currency is not exchangeable.  Require additional disclosures when a currency is not exchangeable. The effective date is effective for annual reporting periods beginning on or after January 1, 2025, early adoption is permitted. The Management of the Bank is evaluating the potential impact of the adoption of these amendments on its Consolidated Interim Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 67 Note 4 - Accounting Changes There are no new standards to be adopted in the Interim Consolidated Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 68 Note 5 - Significant Events During the nine months periods ended as of September 30, 2023, the following significant events have influenced the operations of the Bank and its subsidiaries or these Interim Consolidated Financial Statements: BANCO ITAÚ CHILE Notice of Ordinary Shareholders’ Meeting 2023 Through essential event dated February 22, 2023, the Board of Directors agreed to call an Ordinary Shareholders' Meeting for April 20, 2023, which will be held remotely. Itaú Unibanco Entention to launch a voluntry tender offer for Itaú CorpBanca’s shares. Through essential event dated March 2, 2023, the CMF was informed that Itaú CorpBanca learned of the intention of its controlling shareholder, Itaú Unibanco Holding S.A. ("Itaú Unibanco") -owner of approximately 65.62% of the issued, subscribed and fully paid shares of the Bank- to conduct, directly or indirectly through its related companies, a takeover bid to acquire up to all of the shares of the Bank not owned by Itaú Unibanco (the "Takeover Bid"), representing approximately 34.38% of the issued, subscribed and paid shares of the Bank as of this date, including those represented by American Depositary Shares ("ADSs"), each representing 1,500 shares; the number of shares subject to the Takeover Bid could be affected as a result of the reverse stock split agreed at the Bank’s Extraordinary Shareholders’ Meeting held on January 19, 2023 and currently under analysis by the Financial Market Commission ("CMF"). In fact, by virtue of a relevant event (fato relevante) dated March 2 of this year, disclosed by Itaú Unibanco exclusively for information purposes and without constituting a takeover bid, Itaú Unibanco informed that, at a meeting of its board of directors held on the same date, it approved the hiring of advisors to begin work related to the takeover bid. As reported by Itaú Unibanco: (a) The takeover bid has not yet commenced and is expected to be completed during the first half of 2023; (b) The acquisition of the Bank’s shares subject to the takeover bid will be subject to the fulfillment of customary conditions for this type of transaction, including the authorization of the Central Bank of Brazil (BACEN) and the CMF; and (c) The acquisition price to be offered in the takeover bid will be Ch$2 (two Chilean pesos, legal currency in Chile) per share, which represents, as of this date, a premium of approximately 10% over the weighted average price of the Bank's shares traded at the Santiago Stock Exchange during the last 60 trading days. The aforementioned price will be adjusted to reflect any distribution agreement and/or the payment of dividends by Itaú CorpBanca. In addition, the price per share may be adjusted to reflect the reverse stock split referred to above.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 69 Note 5 - Significant Events, continued Approval by the CMF of the Amendment of Bylaws and Election of the Board of Directors at the Next Ordinary Shareholders’ Meeting On March 28, 2023, the Financial Market Commission approved through Resolution No. 2.215, dated March 28, 2023, the amendment of the bylaws agreed at the Bank’s Extraordinary Shareholders' Meeting held on January 19, 2023, whereby, among other matters, the following was agreed: (i) decrease the number of regular directors from eleven to seven and the number of alternate directors from two to one, and (ii) decrease the number of shares into which the Bank’s capital is divided from 973,517,871,202 to 216,347,305, without modifying the amount of the Bank's subscribed and paid-in capital (the "reverse stock split"). Considering the aforementioned approval of the reduction in the number of Bank’s directors, and as informed through Essential Event dated February 22, 2022 on the occasion of the call to the Bank's Ordinary Shareholders’ Meeting (the "Meeting") for April 20, 2023, at 10:00 a.m., it is hereby informed that the Meeting will address the matters related to the knowledge of the Ordinary Shareholders’ Meeting, including the matter corresponding to the election of the Bank’s Board of Directors. Change of the Bank’s Business Name On April 10, 2023, the Bank published “Material event notice” where by Resolution No. 2.215, issued on March 28, 2023 by the Financial Market Commission that approved the amendment of the bylaws of Itaú CorpBanca, agreed at the extraordinary shareholders’ meeting held on January 19, 2023, whereby, among other matters, it was agreed to change the business name of the Bank to "Banco Itaú Chile", and in turn modify and/or expand its fantasy names to "Itaú", "Itaú Chile" and "Banco Itaú". The certificate evidencing this resolution was registered with the Trade Registry of Santiago on April 3, 2023 and published in the Official Gazette on April 6, 2023. Accordingly, the process of modifying the Bank's bylaws with respect to its change of business name has been completed, taking effect as of the date of the aforementioned resolution, i.e., March 28, 2023. Proposed Dividend Distribution On March 28, the Financial Market Commission was informed by means of and “Material event notice” that at the Ordinary Board of Directors’ Meeting held on March 28, the Board of Directors of Itaú CorpBanca (the "Bank") confirmed its agreement to propose to the Ordinary Shareholders’ Meeting, to be held on April 20, 2023, the distribution of 30% of the profits for 2022, which corresponds to Ch$130,123,237,338, as a dividend to the shareholders, among the total 973,517,871,202 validly issued shares of the Bank and that, therefore, if approved as indicated, a dividend of $0.1336629158920 per share would be distributed. In addition, this essential event indicates that it will be proposed to the Shareholders’ Meeting that the remaining 70% of the profits be retained. Approved dividends will be available to shareholders from April 25, 2023. Therefore, shareholders who are registered in the Shareholders’ Register at midnight on April 19, 2023, i.e., those who are registered in the Shareholders’ Register 5 business days prior to the payment date, will be entitled to receive dividends.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 70 Note 5 - Significant Events, continued Agreements of the Ordinary Shareholders’ Meeting 2023 At the Bank's Ordinary Shareholders’ Meeting held on April 20, 2023, among others, the following resolutions were adopted: 1. The Board of Directors was completely renewed and the following seven (7) Regular Directors and one (1) Alternate Director were elected, in accordance with Banco Itaú Chile's bylaws: Board Members: í Diego Fresco Gutiérrez í Matias Granata í Milton Maluhy Filho í Pedro Paulo Giubbina Lorenzini í Pedro Samhan Escándar í Ricardo Villela Marino í Luis Octavio Bofill Genzsch Alternate Board Member: í Rogerio Carvalho Braga It is hereby noted that the directors Mr. Pedro Samhan Escándar and Mr. Luis Octavio Bofill Genzsch were appointed as independent directors, as provided in of Article 50 bis of Law No. 18.046. 2. To distribute a dividend equivalent to 30% of the distributable net income for the fiscal year 2022, which represents an aggregate amount of Ch$130,123,237,338, payable to the holders of the 973,517,871,202 validly issued shares of the Bank, who are entitled to receive dividends of Ch$0.1336629158920 per share. In addition, it was approved t that the remaining 70% of the profits to be retained. Dividends were made available to shareholders from April 25, 2023. Therefore, shareholders they were registered in the Shareholders’ Register at midnight on April 19, 2023, i.e., those who are registered in the Shareholders’ Register 5 business days prior to the payment date, will be entitled to receive dividends. Compensation per share applicable to the Reverse Stock Split On may, 2023 as announced by the Bank through a notice published on May 5 in the electronic newspaper www.latercera.com --by which it was informed in detail about the exchange process of the new Bank’s shares among its shareholders with respect to the Reverse Stock Split, which will begin next May 26--, it is communicated that the amount that will be paid in cash by the Bank to the shareholders who at midnight on May 25, 2023 are holders of a total amount of shares higher than 4,500 and other than an multiple of 4,500, as compensation for each of those old shares that, because they represent a fraction of the new shares, do not qualify for the exchange, amounts to $1.862 per share, value that corresponds to the closing price of the market transactions of the shares on the Bolsa de Comercio de Santiago on the day prior to the date of the exchange of shares (that is, as of today).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 71 Note 5 - Significant Events, continued Completion of the Reverse Stock Split. On May 26, 2023, it was informed by means of an essential event that on that date the new shares of the Bank were exchanged among its shareholders as a result of the Reverse Stock Split. This resulted in a total of 216,340,749 new shares being assigned and distributed among the shareholders due to the application of the exchange ratio approved at the Bank’s Extraordinary Shareholders’ Meeting held on January 19, 2023. It was also reported that on the same date, Chile’s stock exchanges included in their records the date of the exchange of the new shares, from which date they could be traded in the local stock market. As a result, it was reported that (i) as of that date, the amendments to the Bank’s bylaws agreed at the Shareholders’ Meeting regarding the decrease in the number of shares into which the Bank’s capital is divided had become fully effective, (ii) as of that date the Bank's capital (amounting to Ch$2,692,826,231,184) had been divided into 216,340,749 outstanding shares, fully subscribed and paid, and (iii) as of that date the shares of Banco Itaú Chile (ITAUCL) were traded as new shares, and (iv) from the back-up package of 10,000 shares that was not considered in the numerical calculation of the Exchange Ratio, 3,444 shares were allocated, leaving a remainder of 6,556 back-up shares after completing the exchange. In accordance with the resolution adopted at the Bank’s Extraordinary Shareholders’ Meeting held on January 19, 2023, the aforementioned 6,556 remaining shares will be formally cancelled at an Extraordinary Shareholders’ Meeting to be called by the Board of Directors immediately after the next Ordinary Shareholders’ Meeting to be held during the first four months of 2024. Itaú Unibanco proposed voluntary tender offer. By means of an essential event dated May 29, 2023, the CMF was informed that Banco Itaú Chile learned that Itaú Unibanco made an announcement to the Brazilian market (the "Announcement to the Market") informing that in line with its relevant event (fato relevante) of March 2, 2023, on May 26, 2023, Itaú Unibanco received the final regulatory clearance necessary to increase its ownership interest in Banco Itaú Chile and, therefore, would move forward with its proposed voluntary offer to acquire, by its own or its related parties, up to all of the issued shares of Banco Itaú Chile (the "Shares"), including those in the form of ADSs. As announced by Itaú Unibanco in its Announcement to the Market, the tender offer would commence on June 6, 2023, simultaneously (i) in Chile, with respect to all shareholders of Banco Itaú Chile and (ii) in the United States of America ("U.S."), with respect to all holders of ADSs and U.S. shareholders. Under applicable Chilean law, Itaú Unibanco intends to publicly announce the tender offer in two newspapers with national circulation on June 5, 2023, one day prior to the commencement of the tender offer, from which date it will be open for applications. According to the Announcement to the Market, the price per Share for purposes of the tender offer would be Ch$8,500 (eight thousand five hundred Chilean pesos), which, in relation to the amount mentioned in the relevant event (fato relevante) of Itaú Unibanco on March 2, 2023, essentially reflects the adjustment due to (i) the payment of dividends performed by Itaú Chile on April 25, 2023, as approved at the ordinary shareholders’ meeting on April 20, 2023 and reported to the market on that date and (ii) the reverse stock split (share exchange), which became effective on May 26, 2023, with a ratio of 4,500:1, and as a result, each lot of 4,500 shares was grouped into 1 share. For information purposes, Itaú Unibanco pointed out in its Announcement to the Market that the price of its tender offer was higher than the price that would have been required for a mandatory tender offer in Chile. Finally, Itaú Unibanco has stressed that its Announcement to the Market was exclusively for information purposes to obtain the necessary authorizations to continue with the planned tender offer and for the purpose of informing updates regarding the price and number of shares. Therefore, the Announcement to the Market did not constitute an offer for the acquisition of any shares. The measurement of regulatory risk for the Banking Portfolio is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. The standardized regulatory report for the Banking portfolio

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 72 Note 5 - Significant Events, continued is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the CMF. Currently, the limit on the net interest income (ǻNII) in the Banking Portfolio must not exceed 25% of the annual operating income (rolling LTM period), while the consumption of the limit on the Bank’s economic value of equity (ǻEVE) must be less than 13% of the Bank’s Tier 1 capital. Placement of Bonds in the local market As of September 30, 2023, the following debt security placements have been made: Date of placement Serie Currency Amount placed Date of maturity 01-03-2023 BITADP0222 UF 1.500.000 08-09-2034 01-09-2023 BITADN0322 UF 2.000.000 09-09-2032 03-27-2023 BITADM0422 UF 2.500.000 10-09-2031 04-11-2023 BITADP0222 UF 1.500.000 08-09-2034 06-06-2023 BITADQ0222 UF 450.000 08-09-2035 06-08-2023 BITADQ0222 UF 100.000 08-09-2035 Date of placement Serie Currency Amount placed Date of maturity 06-01-2023 BITACO0419 CLP 8.000.000.000 10-01-2026 07-19-2023 BITACO0419 CLP 12.000.000.000 10-01-2026 07-20-2023 BITACO0419 CLP 5.000.000.000 10-01-2026 07-26-2023 BCORCF0914 CLP 12.000.000.000 09-01-2029 Result of Takeover Bid Itaú Unibanco Holding S.A. On July 8, 2023, Banco Itaú Chile informed by means of an essential fact that, ITB Holding Brasil Participações Ltda. (the "Bidder") published in the newspapers "El Líbero" and "El Mostrador" the notice of result (the "Notice of Result") of the Takeover Bid of Shares that such entity carried out in Chile (the "Chilean Offer") for all the shares issued by Banco Itaú Chile that, as of June 6, 2023 -the effective date of the Chilean Offer-, were not the property of the Itaú Unibanco Group to which the Bidder belongs, that is, for up to 74,379,229 shares issued by the Company, at a price of 8,500 Chilean pesos per share, the terms and conditions of which are set forth in the notice of commencement of the Chilean Offer dated June 5, 2023, published in the newspapers "El Líbero" and "El Mostrador", and in the prospectus of the Chilean Offer which, on the same date, was made available to interested parties and was also amended. The Notice of Result also discloses the results of the Takeover Bid of Shares that the Bidder, simultaneously with the Chilean Offer, conducted in the United States, for (i) any and all of the outstanding shares of Banco Itaú Chile held by U.S. Holders (as defined in Regulation 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) in the United States; and (ii) each and every American Depositary Shares (each an "ADS" and collectively the "ADSs"), each representing one-third of one share of the Company, which are traded on the New York Stock Exchange and held by ADS holders, wherever located (the "American Offering", and together with the Chilean Offering, the "Offers"). Thus, and as indicated in the aforementioned Notice of Result, especially paragraphs 6, 7 and 8 thereof, as a result of the Offers, Grupo Itaú Unibanco became the holder of a total of 144,269,397 shares of Banco Itaú Chile (including those shares represented by ADSs acquired by the Bidder under the American Offer), equivalent to 66.69% of the subscribed and paid-in capital of Banco Itaú Chile.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 73 Note 6 - Reporting Segments Segment reporting is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia, which includes Panama), which are differentiated mainly by the risks and returns that affect them. The reportable segments and the criteria used to inform the Bank's chief operating decision maker are in accordance with IFRS 8 "Operating segments". a) Segments Accordingly, the descriptions of each operating segment are as follows: (i) Chile The Bank's commercial activities in Chile are mainly located in the domestic market, the operations have been strategically aligned in five commercial areas directly related to the needs of its customers and the Bank's strategy, being these: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. (ii) Colombia Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Colombia S.A. and its subsidiaries. The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the nine months periods ended as of September 30, 2023 and December 31, 2022 . b) Geographic Information Banco Itaú Chile reports revenue by segment from external customers that is: x Attributed to the entity’s country of domicile and x Attributed, in aggregate, to all foreign countries where the entity obtains revenue. When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Chile New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A. and Itaú Corredores de Seguros Colombia S.A.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 74 Note 6 - Reporting Segments, continued Interest income and expense and repricing income and expense information for the three and nine months ended as of September 30, 2023 and 2022, for these geographic areas is shown below: For the three months periods ended as of September 30, 2023 2022 Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 567,005 186,149 753,154 409,842 140,357 550,199 Interest expense (346,872) (133,734) (480,606) (231,226) (81,143) (312,369) Net interest income 220,133 52,415 272,548 178,616 59,214 237,830 Inflation adjustment income 28,218 — 28,218 313,706 — 313,706 Inflation adjustment expense (24,887) — (24,887) (259,995) — (259,995) Net indexation income 3,331 — 3,331 53,711 — 53,711 For the nine months periods ended as of September 30, 2023 2022 Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,675,939 483,410 2,159,349 1,025,221 360,891 1,386,112 Interest expense (1,020,542) (355,604) (1,376,146) (525,613) (186,809) (712,422) Net interest income 655,397 127,806 783,203 499,608 174,082 673,690 Inflation adjustment income 273,331 — 273,331 870,791 — 870,791 Inflation adjustment expense (256,256) — (256,256) (703,895) — (703,895) Net indexation income 17,075 — 17,075 166,896 — 166,896 c) Information on assets, liabilities and results of operations Segment information is presented for assets, liabilities and income for the period, according to the main items described in the compendium.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 75 Note 6 - Reporting Segments, continued c.1) Assets and liabilities As of September 30, 2023 As of December 31, 2022 Notes Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 7 1,952,693 303,780 2,256,473 2,679,389 363,854 3,043,243 Cash in process of collection 7 760,065 3,762 763,827 494,501 493 494,994 Financial assets held for trading at fair value through profit or loss 8 3,622,050 508,006 4,130,056 3,689,694 346,250 4,035,944 Financial derivative contracts 8 3,282,133 199,690 3,481,823 3,468,512 149,280 3,617,792 Debt financial instruments 8 278,674 307,425 586,099 183,629 186,925 370,554 Other 8 61,243 891 62,134 37,553 10,045 47,598 Financial assets not held for trading mandatorily measured at fair value through profit or loss 9 45,462 — 45,462 53,206 — 53,206 Financial assets designated at fair value through profit and loss 10 — — — — — — Financial assets at fair value through other comprehensive income 11 4,103,068 504,702 4,607,770 3,348,889 227,042 3,575,931 Debt financial instruments 11 4,103,068 497,394 4,600,462 3,348,889 222,549 3,571,438 Other 11 — 7,308 7,308 — 4,493 4,493 Financial derivative contracts for hedge accounting 12 80,615 15,562 96,177 101,418 37,130 138,548 Financial assets at amortized cost 13 23,244,279 5,035,491 28,279,770 23,065,594 4,228,088 27,293,682 Rights under repurchase agreements and securities lending agreements 13 212,621 104,050 316,671 63,154 99,620 162,774 Debt financial instruments 13 934,540 357,022 1,291,562 880,026 301,458 1,181,484 Interbank loans 13 8,792 23,126 31,918 25,051 20,585 45,636 Loans and receivables - Commercial 13 13,315,122 3,022,178 16,337,300 13,547,159 2,458,556 16,005,715 Loans and receivables - Housing 13 6,573,368 755,989 7,329,357 6,366,953 626,138 6,993,091 Loans and accounts receivable - Consumer 13 2,199,836 773,126 2,972,962 2,183,251 721,731 2,904,982 Investments in companies 14 20,047 6,631 26,678 16,706 5,668 22,374 Intangible assets (1) 15 657,589 36,913 694,502 664,115 29,675 693,790 Property, plant and equipment 16 21,521 17,845 39,366 26,191 13,866 40,057 Assets for right to use leased property 17 87,382 16,684 104,066 95,532 14,146 109,678 Current taxes 18 42,417 58,823 101,240 50,690 37,663 88,353 Deferred tax liabilities 18 172,433 92,972 265,405 194,578 74,529 269,107 Other assets 19 723,367 107,254 830,621 558,111 71,572 629,683 Non-current assets and disposal groups for sale 20 11,978 9,243 21,221 7,183 8,526 15,709 Total 35,544,966 6,717,668 42,262,634 35,045,797 5,458,502 40,504,299 (1) Includes Goodwill generated in business combination between Banco Itaú Chile and CorpBanca totaling MCh$492,512 as of September 30, 2023 (MCh$492,512 as of December 31, 2022).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 76 Note 6 - Reporting Segments, continued As of September 30, 2023 As of December 31, 2022 Notes Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ LIABILITIES Cash in process of being cleared 7 839,554 16 839,570 456,948 9 456,957 Financial liabilities held for trading at fair value through profit or loss 21 3,223,084 147,340 3,370,424 3,270,449 155,692 3,426,141 Financial derivative contracts 21 3,223,084 147,340 3,370,424 3,270,449 155,692 3,426,141 Other 21 — — — — — — Financial liabilities designated at fair value through profit or loss 10 — — — — — — Financial derivative contracts for hedge accounting 12 148,702 72,095 220,797 201,590 17,143 218,733 Financial liabilities at amortized cost 22 26,194,595 5,521,094 31,715,689 25,821,972 4,422,817 30,244,789 Deposits and other demand deposits 22 3,588,964 1,952,747 5,541,711 3,771,795 1,783,390 5,555,185 Deposits and other time deposits 22 11,181,061 2,228,974 13,410,035 11,212,884 1,490,769 12,703,653 Obligations under repurchase agreements and securities loans 22 213,488 205,380 418,868 288,447 65,641 354,088 Obligations with banks 22 4,478,473 659,786 5,138,259 4,068,308 660,015 4,728,323 Debt instruments issued 22 6,311,790 474,207 6,785,997 6,124,805 423,002 6,547,807 Other financial obligations 22 420,819 — 420,819 355,733 — 355,733 Obligations under lease agreements 17 69,409 17,756 87,165 79,846 14,729 94,575 Regulatory capital financial instruments issued 23 1,089,899 185,394 1,275,293 1,070,933 192,236 1,263,169 Provisions for contingencies 24 71,422 59,329 130,751 85,426 53,121 138,547 Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued 25 84,413 — 84,413 130,123 — 130,123 Special provisions for credit risk 26 207,892 23,574 231,466 197,401 29,670 227,071 Current taxes 18 79 916 995 — 77 77 Deferred tax liabilities 18 — — — — — — Other liabilities 27 609,264 66,061 675,325 902,059 79,299 981,358 Liabilities included in disposable groups for sale 20 — — — — — — Total 32,538,313 6,093,575 38,631,888 32,216,747 4,964,793 37,181,540

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 77 Note 6 - Reporting Segments, continued c.2) Income for the three and nine months periods ended as of September 30, 2023 and 2022: For the three months periods ended as of September 30, 2023 2022 Notes Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Net interest income 30 220,134 52,414 272,548 178,616 59,214 237,830 Net inflation adjustment income 31 3,331 — 3,331 53,711 — 53,711 Net commission income 32 36,866 9,234 46,100 34,289 7,061 41,350 Assets and liabilities held for trading 33 70,288 2,415 72,703 90,462 22,410 112,872 Financial assets not held for trading mandatorily measured at fair value through profit or loss 33 (9,178) — (9,178) (8,602) — (8,602) Gain or loss on derecognition of financial assets and liabilities not measured at fair value through profit or loss 33 1,023 (1,549) (526) (6,340) (315) (6,655) Foreign exchange, restatement and accounting hedging of foreign currencies 33 31,022 7,597 38,619 (18,351) (18,014) (36,365) Reclassifications of financial assets due to change in business model 33 — — — — — — Other financial result 33 (1,608) — (1,608) 587 — 587 Net financial income (loss) 91,547 8,463 100,010 57,756 4,081 61,837 Income (loss) from investment in companies 34 798 — 798 507 (178) 329 Income (loss) from non-current assets and disposal groups not eligible for discontinued operations 35 1,432 797 2,229 304 1,001 1,305 Other operating income 36 3,517 3,368 6,885 6,327 699 7,026 Expenses for employee benefit obligations 37 (62,533) (21,402) (83,935) (62,973) (20,390) (83,363) Administrative expenses 38 (48,462) (28,869) (77,331) (48,243) (26,173) (74,416) Depreciation and amortization 39 (21,916) (4,355) (26,271) (19,977) (4,080) (24,057) Impairment of non-financial assets (1) — (1) — — — Other operating expenses (1) 36 (230) (314) (544) (786) (1,204) (1,990) Operating income before credit losses 224,483 19,336 243,819 199,531 20,031 219,562 Provisions for credit risk due from banks and loans and accounts receivable from clients 41 (68,128) (31,723) (99,851) (69,976) (21,280) (91,256) Special provisions for credit risk 41 (1,066) 2,504 1,438 (21,940) 573 (21,367) Recovery of written-off loans 41 10,084 4,494 14,578 11,538 5,498 17,036 Impairment for credit risk on other financial assets not measured at fair value through profit or loss 41 76 (1) 75 (50) 3 (47) Operating income (loss) 165,449 (5,390) 160,059 119,103 4,825 123,928 Income tax 18 (97,898) 3,117 (94,781) (9,251) (1,677) (10,928) Tax on discontinued operations 18 — — — — — — Consolidated consolidated income (loss) for the period 67,551 (2,273) 65,278 109,852 3,148 113,000 (1) Includes employee benefit obligations, administrative expenses, impairment and other operating expenses.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 78 Note 6 - Reporting Segments, continued For the nine months periods ended as of September 30, 2023 2022 Notes Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Net interest income 30 655,398 127,805 783,203 499,608 174,182 673,790 Net inflation adjustment income 31 17,075 — 17,075 166,896 — 166,896 Net commission income 32 170,230 24,346 194,576 106,024 23,586 129,610 Assets and liabilities held for trading 33 7,933 (24,081) (16,148) 238,257 23,665 261,922 Financial assets not held for trading mandatorily measured at fair value through profit or loss 33 (11,052) — (11,052) (9,805) — (9,805) Gain or loss on derecognition of financial assets and liabilities not measured at fair value through profit or loss 33 2,384 7,435 9,819 (15,117) (13) (15,130) Foreign exchange, restatement and accounting hedging of foreign currencies 33 76,791 54,411 131,202 (34,843) (13,421) (48,264) Reclassifications of financial assets due to change in business model 33 — — — — — — Other financial result 33 (1,891) — (1,891) 2,383 — 2,383 Net financial income (loss) 74,165 37,765 111,930 180,875 10,231 191,106 Income (loss) from investment in companies 34 2,040 1,411 3,451 1,668 1,415 3,083 Income (loss) from non-current assets and disposal groups not eligible for discontinued operations 35 384 656 1,040 49 (707) (658) Other operating income 36 10,510 5,499 16,009 11,978 8,411 20,389 Expenses for employee benefit obligations 37 (182,789) (57,624) (240,413) (170,219) (71,871) (242,090) Administrative expenses 38 (142,379) (70,879) (213,258) (138,692) (72,934) (211,626) Depreciation and amortization 39 (66,767) (10,946) (77,713) (57,871) (12,299) (70,170) Impairment of non-financial assets (4) — (4) — — — Other operating expenses (1) 36 (7,152) (1,781) (8,933) (10,303) (4,436) (14,739) Operating income before credit losses 530,711 56,252 586,963 590,013 55,578 645,591 Provisions for credit risk due from banks and loans and accounts receivable from clients 41 (211,481) (80,031) (291,512) (154,607) (58,281) (212,888) Special provisions for credit risk 41 (9,472) 11,410 1,938 (44,553) 62 (44,491) Recovery of written-off loans 41 30,428 11,628 42,056 32,732 14,565 47,297 Impairment for credit risk on other financial assets not measured at fair value through profit or loss 41 229 14 243 (227) 9 (218) Operating income (loss) 340,415 (727) 339,688 423,358 11,933 435,291 Income tax 18 (62,847) 4,554 (58,293) (76,334) (4,451) (80,785) Tax on discontinued operations 18 — — — — — — Consolidated consolidated income (loss) for the period 277,568 3,827 281,395 347,024 7,482 354,506 (1) Includes employee benefit obligations, administrative expenses, impairment and other operating expenses.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 79 Note 7 - Cash and Cash Equivalents a) Cash and Cash Equivalents detail The detail of balances included under cash and cash equivalents is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Cash and bank deposits Cash 244,500 275,172 Deposits in the Central Bank of Chile (i) 583,995 1,284,810 Deposits in foreign Central Banks 1,012,682 1,034,229 Deposits in local banks 82,284 20,744 Deposits in foreign banks 333,012 428,288 Subtotals cash and deposits in banks 2,256,473 3,043,243 Cash items in process of collection, net (ii) (75,743) 38,037 Highly liquid financial instruments (iii) 2,795,181 2,090,058 Total cash and cash equivalents 4,975,911 5,171,338 i) The level of funds in cash and at the Central Bank of Chile responds to reserve requirement regulations that the Bank must maintain on average in monthly periods. ii) See letter b. “Cash in process of collection and in process of being cleared” on the next page. iii) Highly liquid financial instruments: Corresponds to financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income whose maturity does not exceed three months from the date of acquisition and the detail is as follows: b) Cash in the process of collection, net These correspond to transactions in which only the settlement that will increase or decrease the funds in the Central Bank of Chile or in banks abroad, normally within 12 or 24 business hours following the close of each period/year, remains to be settled: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Assets Documents held by other banks (documents to be cleared) 33,284 35,733 Funds receivable 730,543 459,261 Subtotal - assets 763,827 494,994 Liabilities Funds payable 839,570 456,957 Subtotal - liabilities 839,570 456,957 Cash in the process of collection, net (75,743) 38,037

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 80 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss a) As of September 30, 2023 and December 31, 2022, the detail of financial assets held for trading at fair value through profit or loss is as follows: As of September 30, As of December 31, 2023 2022 Assets Assets MCh$ MCh$ Derivatives held for trading 3,481,823 3,617,792 Debt financial instruments 586,099 370,554 Other financial instruments held for trading 62,134 47,598 Total 4,130,056 4,035,944 b) Portfolio detail As of September 30, 2023 and December 31, 2022 , the portfolio of financial derivative instruments held for trading purposes is as follows As of September 30, 2023 Notional amount Fair value On Demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 5,348,446 3,160,360 3,655,633 1,324,551 220,142 167,544 13,876,676 401,684 Currency swaps — 127,861 288,030 1,294,025 4,226,551 2,222,700 4,897,715 13,056,882 1,258,590 Interest rate swaps — 2,299,840 4,615,592 11,392,068 9,320,093 5,658,937 11,125,391 44,411,921 1,819,605 Call options — 8,525 34,880 32,395 14,772 — — 90,572 1,913 Put options — — — 7,800 — — — 7,800 31 Total — 7,784,672 8,098,862 16,381,921 14,885,967 8,101,779 16,190,650 71,443,851 3,481,823 As of December 31, 2022 Notional amount Fair value On Demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 5,884,782 2,088,158 2,585,223 992,045 151,944 143,162 11,845,314 435,849 Currency swaps — 356,267 794,627 1,785,480 3,610,306 2,388,987 4,686,177 13,621,844 1,293,810 Interest rate swaps — 435,714 2,008,610 6,526,529 7,490,539 4,922,886 10,734,630 32,118,908 1,887,481 Call options — 2,268 4,543 24,054 3,727 — — 34,592 652 Put options — — — — — — — — — Total — 6,679,031 4,895,938 10,921,286 12,096,617 7,463,817 15,563,969 57,620,658 3,617,792

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 81 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss, continued As of September 30, 2023 and December 31, 2022 , the portfolio of the debt financial instruments and other financial instruments is as follows: As of September 30, As of December 31, 2023 2022 Debt Financial Instruments MCh$ MCh$ Chilean Central Bank and Government securities 221,127 160,751 Other local financial instruments 57,547 22,878 Foreign financial instruments 307,425 186,925 Subtotal 586,099 370,554 Other financial instruments Investments in Mutual Funds 62,134 47,598 Equity instruments — — Loans originated and acquired by the entity — — Other — — Subtotal 62,134 47,598 Total 648,233 418,152 As of September 30, 2023 and December 31, 2022, this includes MCh$387,903 and MCh$161,018, respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note 7 "Cash and Cash Equivalents".

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 82 Note 9 - Financial Assets Not Held for Trading Mandatorily Measured at Fair Value Through Profit or Loss As of September 30, 2023 and December 31, 2022, the Bank maintains non-trading financial assets which are mandatorily carried at fair value through profit or loss, as per the following detail: Fair Value As of September 30, As of December 31, 2023 2022 Debt financial instruments MCh$ MCh$ Chilean Central Bank and Government securities Central Bank of Chile debt financial instruments — — Chilean Theasury bonds — — Other govement securities — — Subtotal — — Other local institutions financial instruments Debt financial instruments of other banks — — Bonds and bills of exchange issued by domestic companies — — Other local institutions investments — — Subtotal — — Foreign institutions financial instruments Foreign Central Banks financial instruments — — Foreign Govemments financial instruments — — Financial debt instruments of other banks — — Corporate bonds — — Other financial instruments — — Subtotal — — Other financial instruments Mutual fund investments Mutual funds managed by related companies — — Mutual funds managed by third parties — — Subtotal — — Loans originated and acquired by the entity Interbank loans — — Commercial loans 45,462 53,206 Mortgage loans — — Consumer loans — — Other — — Subtotal 45,462 53,206 Total 45,462 53,206

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 83 Note 10 - Financial Assets and Liabilities Designated at Fair Value Through Profit or Loss As of September 30, 2023 and December 31, 2022, the Bank does not have assets and liabilities designated at fair value through profit or loss.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 84 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income a) As of September 30, 2023 and December 31, 2022, the composition of financial assets at fair value through other comprehensive income is as follows: As of September 30, 2023 As of December 31, 2022 Debt financial instruments MCh$ MCh$ Government and Central Bank of Chile instruments Central Bank of Chile debt financial instruments 2,532,933 2,227,029 Chilean Theasury bonds 1,133,803 618,208 Other govement securities 116,672 126,669 Subtotal 3,783,408 2,971,906 Other local institutions financial instruments Debt financial instruments of other banks 20,558 114,567 Bonds and bills of exchange issued by domestic companies — — Other local institutions investments 65,710 90,790 Subtotal 86,268 205,357 Foreign institutions financial instruments Foreign Central Banks financial instruments — — Foreign Govemments financial instruments 451,925 161,825 Financial debt instruments of other banks 185,641 129,247 Corporate bonds — 10,921 Other financial instruments 93,220 92,182 Subtotal 730,786 394,175 Other financial instruments — Loans originated and purchased by the entity Interbank loans — — Commercial placements — — Mortgage loans — — Consumer loans — — Subtotal — — Other Other 7,308 4,493 Subtotal 7,308 4,493 Total 4,607,770 3,575,931 As of September 30, 2023 and December, 31, 2022, includes MCh$2,090,607 and MCh$1,766,265 respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note 7 "Cash and Cash Equivalents". As of September 30, 2023 and December, 31, 2022, the FVTOCI portfolio includes unrealized gains (losses) of MCh$(35,632) and MCh$(30,427), respectively, presented in equity in valuation accounts attributable to owners of MCh$(35.680) and MCh$(28,959), and losses of MCh$48 and MCh$(1,468) attributable to non-controlling interest. As of September 30, 2023 and December, 31, 2022, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of MCh$2,308,375 and MCh$1,372,525 respectively, pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 85 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued b) Impairment of debt instruments at fair value through other comprehensive income. As of September 30, 2023 and December 31, 2022 the value of debt instruments classified at fair value through other comprehensive income include the impairment movements shown below: Financial instruments at FVTOCI Expected loss from credit risk (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Mch$ Mch$ Mch$ Mch$ Opening balances as of January 1, 2023 (303) — — (303) Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk (7) — — (7) Decrease due to changes in credit risk — — — — Charge-Offs 256 — — 256 Changes due to modifications that did not result in derecognition 65 — — 65 New financial assets originated or purchased (22) — — (22) Financial assets that have been derecognized 9 — — 9 Changes in models/risk parameters — — — — Foreign exchange and other movements (147) — — (147) Ending balances as of September 30, 2023 (149) — — (149) Financial instruments at FVTOCI Expected loss from credit risk (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Mch$ Mch$ Mch$ Mch$ Opening balances as of January 1, 2022 (128) — — (128) Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk (125) — — (125) Decrease due to changes in credit risk — — — — Charge-Offs 148 — — 148 Changes due to modifications that did not result in derecognition 3 — — 3 New financial assets originated or purchased (260) — — (260) Financial assets that have been derecognized 49 — — 49 Changes in models/risk parameters (1) 3 — — 3 Foreign exchange and other movements 7 — — 7 Ending balances as of December 31, 2022 (303) — — (303) (1) On July 5, 2022, through letter to management No. P2201534, the Financial Market Comission established that banks must recognize the impairment of all (sovereign or other) instruments. According to the evaluation made by the Bank, the effect is recognized prospectively as a change in estimate according to IAS 8.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 86 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued c) Unrealized portfolio gains and losses on financial assets at fair value through other comprehensive income The unrealized gains and losses on FVTOCI portfolio as of September 30, 2023 and December 31, 2022 are detailed below: As of September 30, 2023 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 3,811,538 (34,515) 6,385 3,783,408 Chilean Central Bank debt financial instruments 2,533,051 (661) 543 2,532,933 Chilean Treasury bonds 1,146,827 (18,866) 5,842 1,133,803 Other goverment securities 131,660 (14,988) — 116,672 Other local institutions financial instruments 90,756 (4,572) 84 86,268 Debt financial instruments of other local banks 21,339 (865) 84 20,558 Bonds and bill of exchange issued by domestic companies — — — — Other local financial investments 69,417 (3,707) — 65,710 Foreign institutions financial instruments 731,223 (19,933) 19,496 730,786 Foreign Central Banks financial instruments 440,238 (7,080) 18,767 451,925 Foreign Governments financial instruments 185,815 (903) 729 185,641 Financial debt instruments of other banks — — — — Other debt financial instruments issued abroad 105,170 (11,950) — 93,220 Unlisted investments in active markets — — — — Corporate bonds — — — — Other financial instruments 9,986 (2,678) — 7,308 Loans originated and acquired by the entity — — — — Other 9,986 (2,678) — 7,308 Total 4,643,503 (61,698) 25,965 4,607,770 As of December 31, 2022 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 2,993,204 (21,979) 681 2,971,906 Chilean Central Bank instruments 2,226,666 (272) 635 2,227,029 Chilean Treasury bonds 625,317 (7,155) 46 618,208 Other goverment securities 141,221 (14,552) — 126,669 Other local institutions financial instruments 209,974 (4,765) 148 205,357 Debt financial instruments of other local banks 115,391 (972) 148 114,567 Mortgage finance bonds — — — — Other local financial investments 94,583 (3,793) — 90,790 Foreign institutions financial instruments 395,205 (17,115) 16,085 394,175 Foreign Central Banks financial instruments 156,793 (9,739) 14,771 161,825 Foreign Governments financial instruments 128,850 (917) 1,314 129,247 Financial debt instruments of other banks 10,941 (20) — 10,921 Other debt financial instruments issued abroad 98,621 (6,439) — 92,182 Unlisted investments in active markets — — — — Corporate bonds — — — — Other financial instruments 7,975 (3,482) — 4,493 Loans originated and acquired by the entity — — — — Other 7,975 (3,482) — 4,493 Total 3,606,358 (47,341) 16,914 3,575,931

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 87 Note 12 - Derivative Financial Instruments Held For Hedge Accounting a) As of September 30, 2023 and December 31, 2022 the portfolio of derivative financial instruments held for accounting hedging purposes is as follows: As of September 30, 2023 Notional amount Notional amount Fair value On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards — — — — — — — — — — Currency swaps — — — — — — 4,469 4,469 241 — Interest rate swaps — 37,165 23,980 540,189 547,213 556,913 1,169,906 2,875,366 54,744 121,169 Subtotals — 37,165 23,980 540,189 547,213 556,913 1,174,375 2,879,835 54,985 121,169 Cash flow hedging derivatives Currency forwards — 123,042 551,398 2,428,869 — — — 3,103,309 18,805 60,023 Currency swaps — — 22,346 — — — 66,148 88,494 7,232 139 Interest rate swaps — — 115,000 1,327,683 859,144 386,400 — 2,688,227 7,607 20,145 Subtotals — 123,042 688,744 3,756,552 859,144 386,400 66,148 5,880,030 33,644 80,307 Hedging of net investment in a foreign operation Currency forwards — 280,675 156,733 135,659 — — — 573,067 7,548 19,321 Subtotals — 280,675 156,733 135,659 — — — 573,067 7,548 19,321 Totals — 440,882 869,457 4,432,400 1,406,357 943,313 1,240,523 9,332,932 96,177 220,797 As of December 31, 2022 Notional Fair value On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards — — — — — — — — — — Currency swaps — — — — — — — — — — Interest rate swaps — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 41,517 104,109 Subtotals — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 41,517 104,109 Cash flow hedging derivatives Currency forwards — — 867,596 787,914 — — — 1,655,510 23,764 107,423 Currency swaps — — — 58,643 — — 48,557 107,200 8,865 421 Interest rate swaps — — — 528,099 541,700 200,250 — 1,270,049 35,754 4,252 Subtotals — — 867,596 1,374,656 541,700 200,250 48,557 3,032,759 68,383 112,096 Hedging of net investment in a foreign operation Currency forwards — 135,908 124,929 32,927 — — — 293,764 28,648 2,528 Subtotals — 135,908 124,929 32,927 — — — 293,764 28,648 2,528 Totals — 164,505 1,027,841 1,768,486 1,109,111 793,286 1,510,788 6,374,017 138,548 218,733

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 88 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued b) Hedge accounting b.1) Fair value hedges The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Interim Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve. As of September 30, 2023 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Commercial and mortgage loans — 3,208 6,119 43,526 144,212 68,593 139,277 404,935 19,181 2.24 Time deposits and other deposits Time deposits and other deposits — 33,957 17,861 387,463 252,693 7,343 — 699,317 (7,136) 1.94 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic — — — 85,200 150,308 426,681 10,708 672,897 (1,723) 99.86 Bonds with banks Current bonds — — — 24,000 — 54,296 1,024,390 1,102,686 (108,161) 1.53 Totals — 37,165 23,980 540,189 547,213 556,913 1,174,375 2,879,835 (97,839) Hedging instrument Currency swaps — — — — — — 4,469 4,469 (221) — Interest rate swaps — 37,165 23,980 540,189 547,213 556,913 1,169,906 2,875,366 (97,618) 16.97 Totals — 37,165 23,980 540,189 547,213 556,913 1,174,375 2,879,835 (97,839)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 89 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2022 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Commercial and mortgage loans — 3,591 6,600 83,194 143,247 73,050 154,840 464,522 12,619 4.00 Time deposits and other deposits Time deposits and other deposits — 25,006 28,716 119,660 154,633 10,108 — 338,123 10,491 1.30 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic — — — 58,049 224,464 78,013 110,107 470,633 9,099 388.35 Bonds with banks Current bonds — — — 100,000 45,067 431,865 1,197,284 1,774,216 (85,506) 1.42 Totals — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 (53,297) Hedging instrument Interest rate swaps — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 (53,134) 14.54 Totals — 28,597 35,316 360,903 567,411 593,036 1,462,231 3,047,494 (53,134) The following is an estimate of the periods in which the flows are expected to occur: Projected flows for interest rate risk: As of September 30, 2023 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Cash flow income (1) — 2,082 634 21,685 105,967 50,680 34,195 215,243 Cash outflows — (35,505) (19,097) (402,319) (286,204) (40,837) (60,173) (844,135) Net cash flows — (33,423) (18,463) (380,634) (180,237) 9,843 (25,978) (628,892) Hedging instruments (2) Cash outflows — (2,082) (634) (21,685) (105,967) (50,680) (34,195) (215,243) Cash inflows — 35,505 19,097 402,319 286,204 40,837 60,173 844,135 Net cash flows — 33,423 18,463 380,634 180,237 (9,843) 25,978 628,892 (1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity. (2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 90 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2022 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Cash inflows (1) — 1,332 4,042 14,527 169,279 32,793 37,173 259,146 Cash outflows — (26,708) (33,237) (138,613) (203,524) (49,755) (71,219) (523,056) Net cash flows — (25,376) (29,195) (124,086) (34,245) (16,962) (34,046) (263,910) Hedging instruments (2) Cash outflows — (1,332) (4,042) (14,527) (169,279) (32,793) (37,173) (259,146) Cash inflows — 26,708 33,237 138,613 203,524 49,755 71,219 523,056 Net cash flows — 25,376 29,195 124,086 34,245 16,962 34,046 263,910 (1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity. (2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk. b.2) Cash flow hedges Cash flow hedges are used by the Bank mainly to: x Reduce the volatility of cash flows on inflation-adjusted Interim Statement of Financial Position items through the use of inflation forward contracts and combinations of pesos and index-units swap contracts. x Fixing the rate of a portion of the short-term liability pool in pesos, reducing the risk of a significant portion of the Bank's funding cost, while maintaining the liquidity risk in the liability pool. x Setting the funding source rate at a floating rate, reducing the risk of an increase in the cost of funds.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 91 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The notional amounts of hedged items and hedging instruments for September 30, 2023 and December 31, 2022 are presented below, according to their maturities: As of September 30, 2023 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Loans (Inflation - indexed) — 76,015 401,793 2,124,795 — — — 2,602,603 17,911 35,410.51 Commercial loans (interest rate) — 115,000 1,202,683 644,744 219,900 — 2,182,327 (18,797) 8.57 Time deposits and other deposits — Time deposits — — — 125,000 214,400 166,500 — 505,900 6,250 6.68 Debt instruments issued Senior bonds — — — — — — 66,148 66,148 — — Interbank borrowings Interbank loans — 47,027 167,427 301,300 — — — 515,754 — — Forecast transaction Payment in USD — — 4,524 2,774 — — — 7,298 — — Total — 123,042 688,744 3,756,552 859,144 386,400 66,148 5,880,030 5,364 Hedging instrument Currency forwards — 123,042 551,398 2,428,869 — — — 3,103,309 18,660 94,922.00 Currency swaps — — 22,346 — — — 66,148 88,494 7,232 139.00 Interest rate swaps — — 115,000 1,327,683 859,144 386,400 — 2,688,227 (12,547) 15.26 Total — 123,042 688,744 3,756,552 859,144 386,400 66,148 5,880,030 13,345 As of December 31, 2022 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Loans (Inflation - indexed) — — 847,930 435,376 — — — 1,283,306 (105,528) 30,786.66 Commercial loans (interest rate) — — — — 447,200 90,000 — 537,200 (1,814) 7.74 Time deposits and other deposits Time deposits — — — 504,484 94,500 110,250 — 709,234 31,668 6.11 Debt instruments issued Senior bonds — — — 23,615 — — 48,557 72,172 — — Interbank borrowings Interbank loans — — 14,896 400,543 — — — 415,439 — — Forecast transaction Payment in USD — — 4,770 10,638 — — — 15,408 — — Total — — 867,596 1,374,656 541,700 200,250 48,557 3,032,759 (75,674) Hedging instrument Currency forwards — — 867,596 787,914 — — — 1,655,510 (105,528) 30,786.66 Currency swaps — — — 58,643 — — 48,557 107,200 — — Interest rate swaps — — — 528,099 541,700 200,250 — 1,270,049 29,854 13.85 Total — — 867,596 1,374,656 541,700 200,250 48,557 3,032,759 (75,674)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 92 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The following is an estimate of the periods in which the flows are expected to occur: As of September 30, 2023 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Cash inflows — 17,902 33,632 241,546 67,936 23,626 — 384,642 Cash outflows — (47,027) (175,685) (340,353) (32,997) (13,161) (66,148) (675,371) Net cash flows — (29,125) (142,053) (98,807) 34,939 10,465 (66,148) (290,729) Hedging instrument (1) Cash inflows — (17,902) (33,632) (241,546) (67,936) (23,626) — (384,642) Cash outflows — 47,027 175,685 340,353 32,997 13,161 66,148 675,371 Net cash flows — 29,125 142,053 98,807 (34,939) (10,465) 66,148 290,729 As of December 31, 2022 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Flow income — 1,881 46,623 70,074 63,596 12,534 — 194,708 Cash outflows — — (19,666) (485,097) (25,635) (6,722) (48,557) (585,677) Net cash flows — 1,881 26,957 (415,023) 37,961 5,812 (48,557) (390,969) Hedging instrument (1) Cash inflows — (1,881) (46,623) (70,074) (63,596) (12,534) — (194,708) Cash outflows — — 19,666 485,097 25,635 6,722 48,557 585,677 Net cash flows — (1,881) (26,957) 415,023 (37,961) (5,812) 48,557 390,969 (1) Includes only that portion of the projected cash flows of the hedging instrument (derivative) that is used to hedge the risk defined in the hedging relationship.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 93 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The balance recognized in the interim Consolidated Statements of Other Comprehensive Income for cash flow hedges as of September 30, 2023 and December 31, 2022 is presented below: Portion Effective As of September 30, As of December 31, Hedged item 2023 2022 MCh$ MCh$ Hedged items Loans and receivables to customers Loans (Inflation - indexed) 1,827 2,676 Commercial loans (interest rate) 4,991 (925) Financia instrumets at FVTOCI Chilean Treasury bonds (8,407) 15,455 Debt instruments issued Current bonds 3,161 3,978 Bonds with banks Interbank loans 317 40,710 Highly probable transaction Disbursement USD (449) — Total 1,440 61,894 The effective portion generated by those cash flow derivatives was recognized in the Consolidated Interim Statements of Changes in Equity as of September 30, 2023 and December 31, 2022. The ineffective portion generated by cash flow derivatives is due to the fact that both the hedged item and the item being hedged are not a mirror image of each other, which means that the variations in value attributable to rate and restatement components are not fully offset, but remain within the range of effectiveness defined by the standard. The following table presents the results generated by the hedging instruments used in the cash flow hedge. The effective portion is recognized in other comprehensive income while the ineffective portion is recognized in the statement of profit or loss. The profit or loss recognized for the period ended September 30, 2023 and 2022 is presented below: As of September 30, 2023 2022 Portion Portion Portion Portion Effective Ineffective Effective Ineffective MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Loans (Inflation - indexed) 849 — (20,125) — Commercial loans (interest rate) (5,916) (32) (1,382) (1) Time deposits and other deposits Time deposits 23,862 — 22,927 — Debt instruments issued Senior bonds (4,013) — 2,790 — Interbank borrowings Interbank loans (1,187) — 35,192 — Forecast transaction Payment in USD 1,426 — — — Total 15,021 (32) 39,402 (1)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 94 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued b.3) Hedge of net investments in foreign operations Banco Itaú Chile, parent company with Chilean peso functional currency, has investments in foreign businesses corresponding to a branch in New York and businesses in Colombia, As a result of the accounting treatment that these investments must receive, fluctuations in the value of the investments caused by the variability of the exchange rate between the Chilean peso in relation to the U,S, dollar and the Colombian peso generate changes in the value of the parent company's equity, The objective of the hedges is to safeguard the value of the equity by managing the exchange rate risk of the investments. Hedges of a net investment in a foreign business, including the hedging of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to cash flow hedges, where: x The ineffective portion will be recognized in income, x The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge will be recognized in equity; the effects are presented below: As of September 30, 2023 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in Panama — — — — — — 83,064 83,064 3,785 — — — Net investment abroad in NY — 272,925 143,504 73,000 — — — 489,429 (51,534) (17,499) 858.97 Total — 272,925 143,504 73,000 — — 83,064 572,493 (47,749) — (17,499) Hedging instruments Currency forwards — 280,675 156,733 135,659 — — — 573,067 (45,828) — (17,499) 858.97 Total — 280,675 156,733 135,659 — — — 573,067 (45,828) — (17,499) As of December 31, 2022 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used in measuring effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in Panama — — — — — — 75,545 75,545 (2,694) — — — Net investment abroad in NY — 109,110 109,422 — — — — 218,532 (39,023) — 27,579 949.62 Total — 109,110 109,422 — — — 75,545 294,077 (41,717) — 27,579 Hedging instruments Currency forwards — 135,908 124,929 32,927 — — — 293,764 (40,500) — 27,579 949.62 Total — 135,908 124,929 32,927 — — — 293,764 (40,500) — 27,579

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 95 Note 13 - Financial Assets at Amortized Cost The composition of the balances of financial assets at amortized cost as of September 30, 2023 and December 31, 2022 is as follows As of September 30, As of December 31, Financial assets at amortized cost 2023 2022 MCh$ MCh$ Investments under resale agreements Transactions with domestic banks — — Transactions with foreign banks 89,751 99,620 Transactions with other entities in the country 212,620 63,154 Transactions with other entities abroad 14,300 — Accumulated impairment of financial assets at amortized cost — — Subtotal 316,671 162,774 Financial debt instruments Chilean Central Bank and Government securities 862,392 854,390 Other domestic financial debt instruments — — Foreign financial securities 429,273 327,128 Accumulated impairment of financial assets at amortized cost (103) (34) Subtotal 1,291,562 1,181,484 Interbank loans Local banks — — Provisions for accounts receivable from local banks — — Foreign banks 32,309 46,441 Provisions for loans with foreign banks (391) (805) Chilean Central Bank — — Foreign Central Banks — — Subtotal 31,918 45,636 Loans and accounts receivable from customers Commercial loans Commercial loans 13,195,714 12,800,391 Foreign trade loans 1,633,833 1,692,507 Accounts receivable 109,772 87,803 Credit card receivables 33,481 29,394 Factoring transactions 284,635 350,952 Commercial leasing transactions 1,008,600 943,590 Student loans 534,519 561,323 Other receivables and accounts receivable — — Mortgage loans Mortgage loans with letters of credit 10,636 13,368 Endorsable mutual mortgage loans 70,655 76,329 Loans with mortgage finance bonds — — Other mutual mortgage loans 6,932,034 6,628,799 Mortgage leasing transactions 332,435 274,536 Other mortgage loans and receivables 37,225 47,071 Consumer loans Consumer loans in installments 2,233,661 2,177,515 Accounts receivable 147,455 143,491 Credit card receivables 825,557 763,486 Consumer finance leasing transactions 584 669 Other receivables and accounts receivable 44,812 36,001 Provisions established for credit risk Provisions for commercial loans (463,254) (460,245) Provisions for mortgage loans (53,628) (47,012) Provisions for consumer loans (279,107) (216,180) Subtotal 26,639,619 25,903,788 Total Financial Assets at amortized cost 28,279,770 27,293,682

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 96 Note 13 - Financial Assets at Amortized Cost, continued a) Investments under resale As of September 30, 2023 and December 31, 2022, the composition of financial instruments acquired under resale agreements is as follows: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Transactions with domestic banks Reverse repurchase agreements with other banks — — Reverse repurchase agreements with Banco Central de Chile — — Securities lending rights — — Subtotal — — Transactions with foreign banks Reverse repurchase agreements with other banks 3,930 — Reverse repurchase agreements with foreign Central Banks 85,821 99,620 Securities lending rights — — Subtotal 89,751 99,620 Transactions with other local entities Reverse repurchase agreements 212,620 63,154 Securities lending rights — — Subtotal 212,620 63,154 Transactions with other foreign entities Reverse repurchase agreements 14,300 — Securities lending rights — — Subtotal 14,300 — Accumulated impairment of financial assets at amortized cost - Rights under repurchase agreements and securities lending agreements Financial assets without a significant increase in credit risk since initial recognition (stage 1) — — Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2) — — Financial assets with credit deterioration (stage 3) — — Subtotal — — Totals 316,671 162,774

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 97 Note 13 - Financial Assets at Amortized Cost, continued b) Financial debt instruments As of September 30, 2023 and December 31, 2022, the composition of debt financial instruments classified at amortized cost is as follows: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments — — Chilean Treasury bonds 862,392 854,390 Other government securities — — Subtotal 862,392 854,390 Other domestic financial debt instruments Debt financial instruments issued by other banks in the country — — Bonds and bills of exchange of domestic companies — — Other financial debt instruments issued in the country — — Subtotal — — Foreign financial securities Financial debt instruments issued by foreign Central Banks — — Financial debt instruments of foreign governments and fiscal entities 205,827 167,541 Debt financial instruments of other foreign banks 72,247 25,657 Bonds and bills of exchange of companies abroad — — Other financial debt instruments issued abroad 151,199 133,930 Subtotal 429,273 327,128 Accumulated impairment of financial assets at amortized cost (103) (34) Subtotal (103) (34) Total 1,291,562 1,181,484

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 98 Note 13 - Financial Assets at Amortized Cost, continued b.1) The changes in the expected loss from credit risk of financial instruments at amortized cost for September 30, 2023 and December 31, 2022, of financial assets at amortized cost are as follows: Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 (34) — — (34) Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk — — — — Decrease due to changes in credit risk — — — — Charge-Offs 19 — — 19 Changes due to modifications that did not result in derecognition — — — — New financial assets originated or purchased (82) — — (82) Financial assets that have been derecognized 5 — — 5 Changes in models/risk parameters — — — — Foreign exchange and other movements (11) — — (11) Balances as of September 30, 2023 (103) — — (103) Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 — — — — Changes in the allowances — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk (1) — — (1) Decrease due to changes in credit risk — — — — Charge-Offs — — — — Changes due to modifications that did not result in derecognition — — — — New financial assets originated or purchased (35) — — (35) Financial assets that have been derecognized — — — — Changes in models/risk parameters — — — — Foreign exchange and other movements 2 — — 2 Balances as of December 31, 2022 (34) — — (34)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 99 Note 13 - Financial Assets at Amortized Cost, continued c) Interbank loans As of September 30, 2023 and December 31, 2022, the composition of the loan portfolio due from banks is as follows: Interbank loans Financial assets before provisions Provisions recorded As of September 30, 2023 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Banks in the country — — — — — — — — — Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non-transferable deposits in local banks — — — — — — — — — Other accounts payable to domestic banks — — — — — — — — — Foreign banks 32,309 — — 32,309 (391) — — (391) 31,918 Interbank liquidity loans 23,160 — — 23,160 (35) — — (35) 23,125 Commercial interbank loans 9,149 — — 9,149 (356) — — (356) 8,793 Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Deposits in current accounts with banks abroad for derivative transactions — — — — — — — — — Other non-transferable deposits in foreign banks — — — — — — — — — Other accounts payable to foreign banks — — — — — — — — — Subtotal domestic and foreign banks 32,309 — — 32,309 (391) — — (391) 31,918 Central Bank of Chile — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Foreign central banks — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — — Total 32,309 — — 32,309 (391) — — (391) 31,918

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 100 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans Financial assets before provisions Provisions recorded As of December 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Banks in the country — — — — — — — — — Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non-transferable deposits in local banks — — — — — — — — — Other accounts payable to domestic banks — — — — — — — — — Foreign banks 46,441 — — 46,441 (805) — — (805) 45,636 Interbank liquidity loans 20,752 20,752 (168) — — (168) 20,584 Commercial interbank loans 25,689 — — 25,689 (637) — — (637) 25,052 Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Deposits in current accounts with banks abroad for derivative transactions — — — — — — — — — Other non-transferable deposits in foreign banks — — — — — — — — — Other accounts payable to foreign banks — — — — — — — — — Subtotal domestic and foreign banks 46,441 — — 46,441 (805) — — (805) 45,636 Central Bank of Chile — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Foreign central banks — — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — — Total 46,441 — — 46,441 (805) — — (805) 45,636

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 101 Note 13 - Financial Assets at Amortized Cost, continued d) Loans and accounts receivables from customers As of September 30, 2023 and December 31, 2022, the composition of the loan portfolio is as follows: Financial assets before provisions Provisions recorded As of September 30, 2023 Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default Deductible Fogape guarantees Net Evaluation Evaluation Evaluation Total Evaluation Evaluation Evaluation Covid-19(1) Total financial Individual Group Individual Individual Group Individual Group Individual Individual Group Subtotal assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commercial loans Commercial loans 9,989,346 1,670,381 539,147 756,518 240,322 13,195,714 (70,299) (15,925) (22,793) (199,753) (65,917) (374,687) — (374,687) 12,821,027 Foreign trade credits Chilean exports 881,040 20,280 8,545 — 433 910,298 (11,890) (593) (198) — (196) (12,877) — (12,877) 897,421 Foreign trade credits Chilean imports 535,768 93,359 4,989 35 249 634,400 (8,920) (2,655) (341) (1) (142) (12,059) — (12,059) 622,341 Foreign trade credits between third countries 89,135 — — — — 89,135 (982) — — — — (982) — (982) 88,153 Receivables in current accounts 44,945 46,958 3,457 2,194 12,218 109,772 (1,091) (1,178) (431) (644) (6,583) (9,927) — (9,927) 99,845 credit card debtors 6,031 22,703 208 114 4,425 33,481 (177) (807) (34) (67) (2,513) (3,598) — (3,598) 29,883 Factoring transactions 229,445 48,029 4,145 1,423 1,593 284,635 (4,732) (1,139) (84) (1,122) (513) (7,590) — (7,590) 277,045 Commercial leasing transactions 758,880 153,307 61,765 27,042 7,606 1,008,600 (2,872) (2,694) (2,010) (8,177) (3,722) (19,475) — (19,475) 989,125 Student loans — 471,380 — — 63,139 534,519 — (9,932) — — (7,078) (17,010) — (17,010) 517,509 Other receivables and accounts receivable — — — — — — — — — — — — (5,049) (5,049) (5,049) Subtotal 12,534,590 2,526,397 622,256 787,326 329,985 16,800,554 (100,963) (34,923) (25,891) (209,764) (86,664) (458,205) (5,049) (463,254) 16,337,300 Mortgage loans Loans with letters of credit — 9,553 — — 1,083 10,636 — (10) — — (81) (91) — (91) 10,545 Endorsable mortgage loans — 62,804 — — 7,851 70,655 — (87) — — (589) (676) — (676) 69,979 Loans financed with mortgage bonds — — — — — — — — — — — — — — — Other mutual mortgage loans — 6,649,986 — — 282,048 6,932,034 — (15,781) — — (25,644) (41,425) — (41,425) 6,890,609 Mortgage leasing transactions — 321,127 — — 11,308 332,435 — (7,405) — — (3,579) (10,984) — (10,984) 321,451 Other mortgage loans receivables — 33,802 — — 3,423 37,225 — (85) — — (367) (452) — (452) 36,773 Subtotal — 7,077,272 — — 305,713 7,382,985 — (23,368) — — (30,260) (53,628) — (53,628) 7,329,357 Consumer loans Installment consumer loans — 2,047,971 — — 185,690 2,233,661 — (96,568) — — (125,090) (221,658) — (221,658) 2,012,003 Checking account debtors — 135,757 — — 11,698 147,455 — (4,096) — — (7,361) (11,457) — (11,457) 135,998 Credit card balances — 795,850 — — 29,707 825,557 — (20,080) — — (22,204) (42,284) — (42,284) 783,273 Consumer leasing transactions — 544 — — 40 584 — (22) — — (30) (52) — (52) 532 Other consumer loans and receivables — 42,814 — — 1,998 44,812 — (1,820) — — (1,836) (3,656) — (3,656) 41,156 Subtotal — 3,022,936 — — 229,133 3,252,069 — (122,586) — — (156,521) (279,107) — (279,107) 2,972,962 Total 12,534,590 12,626,605 622,256 787,326 864,831 27,435,608 (100,963) (180,877) (25,891) (209,764) (273,445) (790,940) (5,049) (795,989) 26,639,619 (1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 102 Note 13 - Financial Assets at Amortized Cost, continued Financial assets before provisions Provisions recorded As of December 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default Deductible Fogape Net Evaluation Evaluation Evaluation Total Evaluation Evaluation Evaluation guarantees Total financial Individual Group Individual Individual Group Individual Group Individual Individual Group Subtotal Covid-19(1) assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commercial loans Commercial loans 9,697,703 1,598,429 630,185 675,592 198,482 12,800,391 (71,104) (18,283) (26,501) (190,521) (57,309) (363,718) — (363,718) 12,436,673 Foreign trade credits Chilean exports 826,811 13,802 11,337 4,475 414 856,839 (11,242) (358) (1,894) (2,148) (178) (15,820) — (15,820) 841,019 Foreign trade credits Chilean imports 584,434 62,743 4,247 166 619 652,209 (12,499) (1,742) (391) (68) (340) (15,040) — (15,040) 637,169 Foreign trade credits between third countries 183,459 — — — — 183,459 (1,394) — — — — (1,394) — (1,394) 182,065 Receivables in current accounts 26,800 45,794 3,961 2,560 8,688 87,803 (777) (1,143) (311) (901) (4,621) (7,753) — (7,753) 80,050 credit card debtors 5,024 21,318 230 192 2,630 29,394 (145) (757) (29) (100) (1,503) (2,534) — (2,534) 26,860 Factoring transactions 316,994 27,134 3,976 1,672 1,176 350,952 (5,255) (547) (121) (1,391) (446) (7,760) — (7,760) 343,192 Commercial leasing transactions 728,513 124,884 58,409 26,150 5,634 943,590 (2,999) (2,233) (1,980) (7,943) (2,798) (17,953) — (17,953) 925,637 Student loans — 498,510 — — 62,813 561,323 — (13,016) — — (6,536) (19,552) — (19,552) 541,771 Other receivables and accounts receivable — — — — — — — — — — — — (8,721) (8,721) (8,721) Subtotal 12,369,738 2,392,614 712,345 710,807 280,456 16,465,960 (105,415) (38,079) (31,227) (203,072) (73,731)(451,524) (8,721) (460,245) 16,005,715 Mortgage loans Loans with letters of credit — 12,126 — — 1,242 13,368 — (15) — — (93) (108) — (108) 13,260 Endorsable mortgage loans — 68,797 — — 7,532 76,329 — (148) — — (566) (714) — (714) 75,615 Loans financed with mortgage bonds — — — — — — — — — — — — — — — Other mutual mortgage loans — 6,407,083 — — 221,716 6,628,799 — (16,339) — — (19,997) (36,336) — (36,336) 6,592,463 Mortgage leasing transactions — 265,688 — — 8,848 274,536 — (6,240) — — (3,119) (9,359) — (9,359) 265,177 Other mortgage loans receivables — 43,908 — — 3,163 47,071 — (162) — — (333) (495) — (495) 46,576 Subtotal — 6,797,602 — — 242,501 7,040,103 — (22,904) — — (24,108) (47,012) — (47,012) 6,993,091 Consumer loans Installment consumer loans — 2,056,465 — — 121,050 2,177,515 — (89,025) — — (80,322) (169,347) — (169,347) 2,008,168 Checking account debtors — 133,097 — — 10,394 143,491 — (4,043) — — (6,399) (10,442) — (10,442) 133,049 Credit card balances — 740,997 — — 22,489 763,486 — (17,745) — — (16,051) (33,796) — (33,796) 729,690 Consumer leasing transactions — 654 — — 15 669 — (35) — — (9) (44) — (44) 625 Other consumer loans and receivables — 34,791 — — 1,210 36,001 — (1,465) — — (1,086) (2,551) — (2,551) 33,450 Subtotal — 2,966,004 — — 155,158 3,121,162 — (112,313) — — (103,867)(216,180) — (216,180) 2,904,982 Total 12,369,738 12,156,220 712,345 710,807 678,115 26,627,225 (105,415)(173,296) (31,227) (203,072)(201,706)(714,716) (8,721) (723,437) 25,903,788 (1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 103 Note 13 - Financial Assets at Amortized Cost, continued e) Summary of movement in provisions recorded - Interbank loans Changes in allowances for loan losses for the period Individual assessment Portfolio Portfolio In default Total normal substandard Default MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 (805) — — (805) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: (14) — — (14) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): — — — — Normal individual to Substandard — — — — Normal individual to In Default individual — — — — Substandard up to individual default — — — — Substandard to Normal individual — — — — Individual default up to substandard — — — — Individual default up to Individual normal — — — — New loans originated (65) — — (65) New credits purchased — — — — Sale or assignment of receivables — — — — Payment of credits 485 — — 485 Application of provisions for write-offs — — — — Recovery of written off loans — — — — Exchange differences 8 — — 8 Other changes in provisions — — — — Balances as of September 30, 2023 (391) — — (391) Changes in allowances for loan losses for the period Individual assessment Portfolio Portfolio In default Total normal substandard Default MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (353) — — (353) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: — — — — Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): — — — — Normal individual to Substandard — — — — Normal individual to individual default — — — — Substandard up to individual default — — — — Substandard to Normal individual — — — — Individual default up to substandard — — — — Individual default up to Individual normal — — — — New loans originated (799) — — (799) New credits purchased — — — — Sale or assignment of receivables — — — — Payment of credits 296 — — 296 Application of provisions for write-offs — — — — Recovery of written off loans — — — — Exchange differences 51 — — 51 Other changes in provisions — — — — Balances as of December 31, 2022 (805) — — (805)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 104 Note 13 - Financial Assets at Amortized Cost, continued f) Summary of changes in allowances for loan losses - Commercial Changes in allowances for loan losses for the period Normal portfolio Portfolio Portfolio in default Deductible garantees Evaluation Substandard Evaluation Subtotal FOGAPE Total Individual Group Individual Group Covid-19 (1) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balance at January 1, 2023 (105,415) (38,079) (31,227) (203,072) (73,731) (451,524) (8,721) (460,245) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: 5,874 (26,302) (968) (7,775) (6,704) (35,875) — (35,875) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 3,321 11,407 10,181 (26,426) (34,025) (35,542) — (35,542) Normal individual to Substandard 1,456 — (3,307) — — (1,851) — (1,851) Normal individual to individual default 370 — — (3,781) — (3,411) — (3,411) Substandard up to individual default — — 11,905 (28,983) — (17,078) — (17,078) Substandard to Normal individual (411) — 2,138 — — 1,727 — 1,727 Individual default up to substandard — — (905) 2,074 — 1,169 — 1,169 Individual default up to Individual normal — — — — — — — — Group Normal to Group default (10) 14,150 — 10 (35,483) (21,333) — (21,333) Group default to Group normal — (793) — — 6,450 5,657 — 5,657 Individual (normal, substandard, default) to Group (normal, default) 1,919 (2,109) 350 4,254 (5,011) (597) — (597) Group (normal, default) to Individual (normal, substandard, default) (3) 159 — — 19 175 — 175 New loans originated (85,625) (17,552) (8,727) (107,045) (6,562) (225,511) — (225,511) New credits due to conversion from contingent to loan (5,151) (3,806) (421) (23) (503) (9,904) — (9,904) New credits purchased — — — — — — — — Sale or assignment of receivables — 30 — — — 30 — 30 Payment of credits 95,956 40,264 8,992 99,657 17,714 262,583 — 262,583 Application of provisions for write-offs — — — 43,890 13,984 57,874 — 57,874 Recovery of written off loans — — — — — — — — Changes in models and methodologies — — — — — — — — Exchange differences (8,471) (789) (4,308) (15,256) 3,163 (25,661) — (25,661) Other changes in provisions (1,452) (96) 587 6,286 — 5,325 3,672 8,997 Balances as of September 30, 2023 (100,963) (34,923) (25,891) (209,764) (86,664) (458,205) (5,049) (463,254) (1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 105 Note 13 - Financial Assets at Amortized Cost, continued Changes in allowances for loan losses for the period Normal portfolio Portfolio Portfolio in default Deductible garantees Evaluation Substandard Evaluation Subtotal FOGAPE Total Individual Group Individual Group Covid-19 (1) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balance as of January 1, 2022 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: 8,778 (34,786) (2,683) (6,904) (9,470) (45,065) — (45,065) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 8,582 9,926 3,699 (5,531) (47,108) (30,432) — (30,432) Normal individual to Substandard 2,826 — (8,422) — — (5,596) — (5,596) Normal individual to individual default 613 — — (2,694) — (2,081) — (2,081) Substandard up to individual default — — 7,253 (18,515) — (11,262) — (11,262) Substandard to Normal individual (1,174) — 2,360 — — 1,186 — 1,186 Individual default up to substandard — — (138) 1,560 — 1,422 — 1,422 Individual default up to Individual normal — — — — — — — — Group Normal to Group default (41) 17,476 — 41 (38,766) (21,290) — (21,290) Group default to Group normal — (1,346) — — 5,911 4,565 — 4,565 Individual (normal, substandard, default) to Group (normal, default) 8,119 (6,859) 2,646 14,188 (14,409) 3,685 — 3,685 Group (normal, default) to Individual (normal, substandard, default) (1,761) 655 — (111) 156 (1,061) — (1,061) New loans originated (121,637) (18,267) (6,758) (45,990) (5,273) (197,925) — (197,925) New credits due to conversion from contingent to loan (11,717) (4,674) (944) (19) (572) (17,926) — (17,926) New credits purchased — — — — — — — — Sale or assignment of receivables — 369 — 6,407 12 6,788 — 6,788 Payment of credits 125,099 38,599 14,448 81,508 14,230 273,884 — 273,884 Application of provisions for write-offs — 5 — 85,332 18,142 103,479 — 103,479 Recovery of written off loans — — — — — — — — Changes in models and methodologies — — — — — — — — Exchange differences 5,851 353 4,528 12,547 848 24,127 — 24,127 Other changes in provisions (454) 225 173 (9,172) (447) (9,675) 10,929 1,254 Balances as of December 31, 2022 (105,415) (38,079) (31,227) (203,072) (73,731) (451,524) (8,721) (460,245) (1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 106 Note 13 - Financial Assets at Amortized Cost, continued g) Summary of the movement in provisions recorded - Mortgage Loans Movement in allowances for loan losses for the period Group Evaluation Normal Portfolio Portfolio in default Total MCh$ MCh$ MCh$ Balance as of January 1, 2023 (22,904) (24,108) (47,012) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: (2,468) (101) (2,569) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 2,415 (6,604) (4,189) Normal group to group default 2,730 (8,407) (5,677) Group default to Group normal (315) 1,803 1,488 New loans originated (1,911) (2,722) (4,633) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 5,630 3,258 8,888 Application of provisions for write-offs — 2,065 2,065 Recovery of written off loans — — — Changes in models and methodologies — — — Exchange difference (3,467) (1,783) (5,250) Other changes in provisions (663) (265) (928) Balances as of September 30, 2023 (23,368) (30,260) (53,628) Movement in allowances for loan losses for the period Group Evaluation Normal Portfolio Portfolio in default Total MCh$ MCh$ MCh$ Balance as of January 1, 2022 (21,705) (23,960) (45,665) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: (2,604) (234) (2,838) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): Normal group to group default 2,534 (7,325) (4,791) Group default to Group normal (250) 1,688 1,438 New loans originated (3,656) (1,985) (5,641) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 1,175 4,013 5,188 Application of provisions for write-offs — 3,329 3,329 Recovery of written off loans — — — Changes in models and methodologies — — — Exchange difference 2,539 1,803 4,342 Other changes in provisions (937) (1,437) (2,374) Balances as of December 31, 2022 (22,904) (24,108) (47,012)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 107 Note 13 - Financial Assets at Amortized Cost, continued h) Summary of movement in provisions recorded - Consumer loans and receivables Movement in allowances for loan losses for the period Group Evaluation Portfolio Portfolio in default Total MCh$ MCh$ MCh$ Balance as of January 1, 2023 (112,313) (103,867) (216,180) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: (75,859) (57,758) (133,617) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 62,770 (146,451) (83,681) Normal group to group default 65,611 (157,367) (91,756) Group default to Group normal (2,841) 10,916 8,075 New loans originated (36,161) (34,239) (70,400) New credits due to conversion from contingent to loan (37,325) (6,325) (43,650) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 84,716 67,854 152,570 Application of provisions for write-offs 4 147,586 147,590 Recovery of written off loans — — — Changes in models and methodologies — — — Exchange difference (6,986) (7,083) (14,069) Other changes in provisions (1,432) (16,238) (17,670) Balances as of September 30, 2023 (122,586) (156,521) (279,107) Movement in allowances for loan losses for the period Group Evaluation Portfolio Portfolio in default Total MCh$ MCh$ MCh$ Balance as of January 1, 2022 (87,645) (81,956) (169,601) Provision establishment for: Change in measurement without portfolio reclassification during the period/year: (61,722) (26,561) (88,283) Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 50,061 (113,935) (63,874) Normal group to group default 51,342 (122,105) (70,763) Group default to Group normal (1,281) 8,170 6,889 New loans originated (45,671) (26,438) (72,109) New credits due to conversion from contingent to loan (38,596) (7,607) (46,203) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 67,400 34,858 102,258 Application of provisions for write-offs 17 132,607 132,624 Recovery of written off loans — — — Changes in models and methodologies — — — Exchange difference 5,711 5,421 11,132 Other changes in provisions (1,868) (20,256) (22,124) Balances as of December 31, 2022 (112,313) (103,867) (216,180)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 108 Note 13 - Financial Assets at Amortized Cost, continued i) Concentration of loans by economic activity The following detail is presented as of September 30, 2023 and December 31, 2022: Placements and exposure to contingent credits Established provisions As of September 30, 2023 Loans Loans Domestic Foreing Total Domestic Foreing Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans — 32,209 32,209 — (391) (391) Commercial loans Agriculture and livestock 307,366 164,310 471,676 (7,739) (6,345) (14,084) Fruit growing 55,087 34,316 89,403 (1,179) (698) (1,877) Forestry 50,558 — 50,558 (1,400) — (1,400) Fishing 90,159 16,775 106,934 (3,743) (163) (3,906) Mining 319,170 14,494 333,664 (4,123) (890) (5,013) Oil and natural gas 5,312 39,542 44,854 (25) (1,264) (1,289) Product manufacturing industry: 1,131,117 721,906 1,853,023 (29,275) (15,521) (44,796) Food, beverages and tobacco 310,891 295,388 606,279 (9,814) (5,545) (15,359) Textile, leather and footwear 38,342 42,533 80,875 (1,247) (3,286) (4,533) Wood and furniture 21,208 85,306 106,514 (868) (485) (1,353) Pulp, paper and printing 50,020 36,458 86,478 (1,351) (1,102) (2,453) Chemicals and petroleum products 327,203 122,585 449,788 (5,002) (2,296) (7,298) Metals, non-metals, machinery, and other 383,453 139,636 523,089 (10,993) (2,807) (13,800) Electricity, gas and water 283,117 387,148 670,265 (1,566) (2,565) (4,131) Residential construction 714,251 520,814 1,235,065 (6,163) (23,200) (29,363) Non-housing construction (office, civil works) 884,705 240,888 1,125,593 (14,619) (8,059) (22,678) Wholesale trade 1,529,416 166,882 1,696,298 (51,307) (5,079) (56,386) Retail trade, restaurants and hotels 691,952 367,001 1,058,953 (76,631) (26,282) (102,913) Transportation and warehousing 644,581 216,788 861,369 (9,692) (10,266) (19,958) Telecommunications 81,094 130,306 211,400 (764) (1,003) (1,767) Financial services 1,285,320 171,587 1,456,907 (26,704) (3,445) (30,149) Business services — 134,669 134,669 — (1,610) (1,610) Real estate services 2,775,043 351,966 3,127,009 (45,687) (11,977) (57,664) Student loans 534,519 — 534,519 (17,009) — (17,009) Public administration, defense and police — 72,929 72,929 — (698) (698) Social and other community services 1,474,175 147,278 1,621,453 (42,184) (2,706) (44,890) Personal services — 44,013 44,013 — (1,673) (1,673) Subtotal 12,856,942 3,943,612 16,800,554 (339,810) (123,444) (463,254) Montgage loans 6,601,847 781,138 7,382,985 (28,480) (25,148) (53,628) Consumer loans 2,405,384 846,685 3,252,069 (205,548) (73,559) (279,107) Contingent credit exposure 1,710,894 1,660,352 3,371,246 (38,554) (8,198) (46,752)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 109 Note 13 - Financial Assets at Amortized Cost, continued Loans and exposure to contingent credits Provisions recorded As of December 31, 2022 Loans Loans Domestic Foreing Total Domestic Foreing Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans — 46,441 46,441 — (805) (805) Commercial Loans Agriculture and livestock 321,280 152,087 473,367 (5,376) (6,765) (12,141) Fruit growing 55,800 27,765 83,565 (1,429) (487) (1,916) Forestry 38,178 — 38,178 (836) — (836) Fishing 42,257 15,456 57,713 (2,128) (34) (2,162) Mining 341,384 12,613 353,997 (2,392) (725) (3,117) Oil and natural gas 916 104,150 105,066 (9) (2,127) (2,136) Product manufacturing industry: 1,234,919 677,644 1,912,563 (31,260) (13,515) (44,775) Food, beverages and tobacco 342,843 234,191 577,034 (11,328) (4,891) (16,219) Textile, leather and footwear 49,378 36,089 85,467 (1,843) (2,924) (4,767) Wood and furniture 24,044 81,616 105,660 (918) (337) (1,255) Pulp, paper and printing 53,760 34,005 87,765 (1,791) (868) (2,659) Chemicals and petroleum products 352,648 143,756 496,404 (6,890) (2,602) (9,492) Metals, non-metals, machinery, and other 412,246 147,987 560,233 (8,490) (1,893) (10,383) Electricity, gas and water 369,818 347,888 717,706 (20,989) (2,544) (23,533) Residential construction 668,672 391,950 1,060,622 (5,534) (13,824) (19,358) Non-housing construction (office, civil works) 960,512 230,075 1,190,587 (13,347) (5,928) (19,275) Wholesale trade 1,422,647 132,216 1,554,863 (43,911) (4,410) (48,321) Retail trade, restaurants and hotels 703,217 305,446 1,008,663 (72,392) (16,573) (88,965) Transportation and warehousing 879,395 190,567 1,069,962 (9,970) (7,948) (17,918) Telecommunications 90,120 25,628 115,748 (2,679) (800) (3,479) Financial services 1,419,156 112,228 1,531,384 (20,608) (2,622) (23,230) Business services — 134,183 134,183 — (1,404) (1,404) Real estate services 2,367,243 293,775 2,661,018 (68,170) (11,101) (79,271) Student loans 561,323 — 561,323 (19,553) — (19,553) Public administration, defense and police — 82,047 82,047 — (686) (686) Social and other community services 1,572,147 159,075 1,731,222 (42,235) (4,348) (46,583) Personal services — 22,183 22,183 — (1,586) (1,586) Subtotal 13,048,984 3,416,976 16,465,960 (362,818) (97,427) (460,245) Montgage loans 6,393,143 646,960 7,040,103 (26,190) (20,822) (47,012) Consumer loans 2,343,631 777,531 3,121,162 (160,381) (55,799) (216,180) Contingent credit exposure 1,667,193 1,508,118 3,175,311 (35,692) (6,985) (42,677)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 110 Note 13 - Financial Assets at Amortized Cost, continued j) Mortgage loans and their allowance provisions for loan losses by tranche of unpaid loan principal over the value of the mortgage collateral (PVG) and days past due, respectively. As of September 30, 2023 Mortgage loans Provisions made for housing loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 a 29 30-59 60 89 >=90 Total 0 1 a 29 30-59 60 89 >=90 Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ PVG<=40%. 939,967 32,438 9,484 4,818 16,048 1,002,755 (6,849) (1,172) (581) (468) (3,211) (12,281) 40%< PVG<=80%. 5,703,266 148,852 49,592 24,066 71,007 5,996,783 (19,725) (4,956) (2,556) (1,800) (8,148) (37,185) 80%< PVG<=90% PVG 275,528 6,979 1,559 605 2,769 287,440 (1,255) (240) (74) (75) (547) (2,191) PVG> 90% 85,942 5,007 1,289 411 3,358 96,007 (919) (165) (96) (53) (738) (1,971) Total 7,004,703 193,276 61,924 29,900 93,182 7,382,985 (28,748) (6,533) (3,307) (2,396) (12,644) (53,628) As of December 31, 2022 Mortgage loans Provisions made for housing loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 a 29 30-59 60 89 >=90 Total 0 1 a 29 30-59 60 89 >=90 Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ PVG<=40%. 834,594 24,306 6,910 2,994 11,234 880,038 (6,043) (844) (435) (270) (2,274) (9,866) 40%< PVG<=80%. 5,468,303 119,928 33,949 19,378 56,059 5,697,617 (19,535) (4,292) (1,843) (1,333) (5,960) (32,963) 80%< PVG<=90% PVG 327,927 3,624 1,712 433 1,381 335,077 (1,045) (122) (64) (42) (316) (1,589) PVG> 90% 116,854 5,556 723 541 3,697 127,371 (1,308) (237) (50) (133) (866) (2,594) Total 6,747,678 153,414 43,294 23,346 72,371 7,040,103 (27,931) (5,495) (2,392) (1,778) (9,416) (47,012)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 111 Note 13 - Financial Assets at Amortized Cost, continued k) The concentration of due from banks and commercial loans and their provisions by classification category as of September 30, 2023 and December 31, 2022 is as follows: Interbank loans and commercial loans Provision As of September 30, 2023 Individual assessment Group evaluation deductible Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in FOGAPE guarantees A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total Covid-19 (1) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans Interbank liquidity loans 5,514 4,411 13,235 — — — 23,160 — — — — — — — — — — — — 23,160 — — — 23,160 — Commercial interbank loans — — — 9,149 — — 9,149 — — — — — — — — — — — — 9,149 — — — 9,149 — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal 5,514 4,411 13,235 9,149 — — 32,309 — — — — — — — — — — — — 32,309 — — — 32,309 — Provisions recorded (2) (4) (29) (356) — — (391) — — — — — — — — — — — — (391) — — — (391) — % of provisions recorded (0.04)% (0.09)% (0.22)% (3.89)% — — (1.21)% — — — — — — — — — — — — (1.21)% — — — (1.21)% — Commercial loans Commercial loans 106,882 249,744 2,468,951 4,507,373 1,828,745 827,651 9,989,346 320,590 94,617 47,929 76,011 539,147 194,984 113,108 213,058 125,045 72,123 38,200 756,518 11,285,011 1,670,381 240,322 1,910,703 13,195,714 — Foreign trade credits Chilean exports 21,697 97,620 335,152 186,122 198,831 41,618 881,040 8,072 460 — 13 8,545 — — — — — — — 889,585 20,280 433 20,713 910,298 — Foreign trade credits Chilean imports 141 102 169,510 187,958 144,732 33,325 535,768 4,044 — 356 589 4,989 35 — — — — — 35 540,792 93,359 249 93,608 634,400 — Foreign trade credits between third countries — — 62,959 10,801 15,375 — 89,135 — — — — — — — — — — — — 89,135 — — — 89,135 — Current account receivables — 1,287 8,074 11,186 17,346 7,052 44,945 1,975 605 314 563 3,457 1,250 120 19 181 124 500 2,194 50,596 46,958 12,218 59,176 109,772 — Credit card receivables 49 162 655 2,253 2,089 823 6,031 117 36 18 37 208 26 — — 19 14 55 114 6,353 22,703 4,425 27,128 33,481 — Factoring transactions 18,591 25,854 16,993 55,721 99,342 12,944 229,445 4,095 50 — — 4,145 179 — — — 5 1,239 1,423 235,013 48,029 1,593 49,622 284,635 — Commercial finance leasing transactions — 20,791 116,670 276,366 278,754 66,299 758,880 28,719 11,743 13,471 7,832 61,765 9,118 6,124 2,727 2,290 1,281 5,502 27,042 847,687 153,307 7,606 160,913 1,008,600 — Student loans — — — — — — — — — — — — — — — — — — — — 471,380 63,139 534,519 534,519 — Other credits and accounts receivable — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal 147,360 395,560 3,178,964 5,237,780 2,585,214 989,712 12,534,590 367,612 107,511 62,088 85,045 622,256 205,592 119,352 215,804 127,535 73,547 45,496 787,326 13,944,172 2,526,397 329,985 2,856,382 16,800,554 — Provisions recorded (55) (159) (5,559) (35,577) (47,172) (12,441) (100,963) (6,109) (8,318) (836)(10,628) (25,891) (4,112) (11,935) (53,951) (51,014)(47,806)(40,946) (209,764) (336,618) (34,923) (86,664) (121,587) (458,205) 5,049 % of provisions recorded (0.04)% (0.04)% (0.17)% (0.68)% (1.82)% (1.26)% (0.81)% (1.66)% (7.74)% (1.35)% (12.50)% (4.16)% (2.00)%(10.00)% (25.00)% (40.00)% (65.00)% (90.00)% (26.64)% (2.41)% (1.38)% (26.26)% (4.26)% (2.73)% — 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 112 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans and commercial loans Provision As of December 31, 2022 Individual assessment Group evaluation deductible Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in FOGAPE guarantees A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total Covid-19 (1) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans Interbank liquidity loans — 7,939 8,474 1,695 2,644 — 20,752 — — — — — — — — — — — — 20,752 — — — 20,752 — Commercial interbank loans — — — 25,689 — — 25,689 — — — — — — — — — — — — 25,689 — — — 25,689 — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — — — — — — — — — — — — — — — — — — — — — — — Subtotal — 7,939 8,474 27,384 2,644 — 46,441 — — — — — — — — — — — — 46,441 — — — 46,441 — Provisions recorded — (6) (19) (667) (113) — (805) — — — — — — — — — — — — (805) — — — (805) — % of provisions recorded — (0.08)% (0.22)% (2.44)% (4.27)% — (1.73)% — — — — — — — — — — — — (1.73)% — — — (1.73)% — Commercial loans Commercial loans 125,458 526,374 2,265,928 4,137,775 1,892,137 750,031 9,697,703 387,324 83,329 91,229 68,303 630,185 159,904 27,073 245,837 179,921 21,535 41,322 675,592 11,003,480 1,598,429 198,482 1,796,911 12,800,391 — Foreign trade credits Chilean exports 4,309 196,666 254,416 155,386 176,018 40,016 826,811 8,117 — — 3,220 11,337 — 91 — 3,499 229 656 4,475 842,623 13,802 414 14,216 856,839 — Foreign trade credits Chilean imports 194 4,538 171,966 204,990 166,515 36,231 584,434 3,941 274 — 32 4,247 — — — 166 — — 166 588,847 62,743 619 63,362 652,209 — Foreign trade credits between third countries — — 139,113 31,872 12,474 — 183,459 — — — — — — — — — — — — 183,459 — — — 183,459 — Current account receivables — 1 1,284 7,941 12,768 4,806 26,800 3,077 264 253 367 3,961 916 347 20 365 497 415 2,560 33,321 45,794 8,688 54,482 87,803 — Credit card receivables 27 28 442 1,961 1,910 656 5,024 187 26 1 16 230 25 2 17 59 34 55 192 5,446 21,318 2,630 23,948 29,394 — Factoring transactions 28,444 48,422 15,898 132,496 68,368 23,366 316,994 3,420 556 — — 3,976 — 46 — 11 285 1,330 1,672 322,642 27,134 1,176 28,310 350,952 — Commercial finance leasing transactions — 22,756 91,720 295,157 261,649 57,231 728,513 24,368 9,705 10,220 14,116 58,409 9,244 4,043 3,567 2,960 1,699 4,637 26,150 813,072 124,884 5,634 130,518 943,590 — Student loans — — — — — — — — — — — — — — — — — — — — 498,510 62,813 561,323 561,323 — Other credits and accounts receivable — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal 158,432 798,785 2,940,767 4,967,578 2,591,839 912,337 12,369,738 430,434 94,154 101,703 86,054 712,345 170,089 31,602 249,441 186,981 24,279 48,415 710,807 13,792,890 2,392,614 280,456 2,673,070 16,465,960 — Provisions recorded (58) (432) (5,208) (36,522) (46,620) (16,575) (105,415) (6,384) (8,412) (4,627) (11,804) (31,227) (3,402) (3,161) (62,360) (74,793) (15,782)(43,574) (203,072) (339,714) (38,079) (73,731) (111,810) (451,524) (8,721) % of provisions recorded (0.04)% (0.05)% (0.18)% (0.74)% (1.80)% (1.82)% (0.85)% (1.48)% (8.93)% (4.55)% (13.72)% (4.38)% (2.00)% (10.00)% (25.00)% (40.00)% (65.00)% (90.00)% (28.57)% (2.46)% (1.59)% (26.29)% (4.18)% (2.74)% — 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 113 Note 13 - Financial Assets at Amortized Cost, continued l) The concentration of credit risk by days past due as of September 30, 2023 and December 31, 2022 is as follows: Exposure for contingent credits before provisions Provisions recorded As of September 30, 2023 Deductible Normal portfolio Substandard Portfolio in default Normal portfolio Substandard Portfolio in default guarantees Net Evaluation Portfolio Evaluation Total Evaluation Portfolio Evaluation Subtotal FOGAPE Total financial Individual Group Individual Individual Group Total Individual Group Individual Individual Group Subtotal Covid-19 (1) Total assets Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Mch$ Interbank loans 0 days 23,160 — — — — 23,160 (230) — — — — (230) — (230) 22,930 1 to 29 days — — — — — — — — — — — — — — — 30 to 59 days 9,149 — — — — 9,149 (161) — — — — (161) — (161) 8,988 60 to 89 days — — — — — — — — — — — — — — — >= 90 days — — — — — — — — — — — — — — — Subtotal 32,309 — — — — 32,309 (391) — — — — (391) — (391) 31,918 Commercial loans 0 days 12,236,709 2,375,995 525,143 490,348 69,450 15,697,645 (98,812) (26,217) (20,399) (106,747) (16,205) (268,380) — (268,380) 15,429,265 1 to 29 days 290,539 95,961 58,442 23,530 23,549 492,021 (1,755) (4,014) (3,772) (4,141) (4,505) (18,187) — (18,187) 473,834 30 to 59 days 7,342 34,757 21,369 21,465 18,194 103,127 (396) (2,768) (1,050) (1,807) (3,715) (9,736) — (9,736) 93,391 60 to 89 days — 19,684 17,302 44,077 19,650 100,713 — (1,924) (670) (14,318) (4,051) (20,963) — (20,963) 79,750 >= 90 days — — — 207,906 199,142 407,048 — — — (82,751) (58,188) (140,939) (5,049) (145,988) 261,060 Subtotal 12,534,590 2,526,397 622,256 787,326 329,985 16,800,554 (100,963) (34,923) (25,891) (209,764) (86,664) (458,205) (5,049) (463,254) 16,337,300 Montgage loans 0 days — 6,885,881 — — 118,822 7,004,703 — (19,071) — — (9,677) (28,748) — (28,748) 6,975,955 1 to 29 days — 151,854 — — 41,422 193,276 — (2,903) — — (3,630) (6,533) — (6,533) 186,743 30 to 59 days — 34,371 — — 27,553 61,924 — (1,028) — — (2,279) (3,307) — (3,307) 58,617 60 to 89 days — 5,166 — — 24,734 29,900 — (366) — — (2,030) (2,396) — (2,396) 27,504 >= 90 days — — — — 93,182 93,182 — — — — (12,644) (12,644) — (12,644) 80,538 Subtotal — 7,077,272 — — 305,713 7,382,985 — (23,368) — — (30,260) (53,628) — (53,628) 7,329,357 Consumer loans 0 days — 2,813,257 — — 86,667 2,899,924 — (85,290) — — (52,736) (138,026) — (138,026) 2,761,898 1 to 29 days — 139,479 — — 19,409 158,888 — (17,403) — — (10,583) (27,986) — (27,986) 130,902 30 to 59 days — 48,668 — — 14,491 63,159 — (12,559) — — (8,693) (21,252) — (21,252) 41,907 60 to 89 days — 21,532 — — 20,622 42,154 — (7,334) — — (13,636) (20,970) — (20,970) 21,184 >= 90 days — — — — 87,944 87,944 — — — — (70,873) (70,873) — (70,873) 17,071 Subtotal — 3,022,936 — — 229,133 3,252,069 — (122,586) — — (156,521) (279,107) — (279,107) 2,972,962 Total loans 12,566,899 12,626,605 622,256 787,326 864,831 27,467,917 (101,354) (180,877) (25,891) (209,764) (273,445) (791,331) (5,049) (796,380) 26,671,537 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 114 Note 13 - Financial Assets at Amortized Cost, continued Exposure for contingent credits before provisions Provisions recorded As of December 31, 2022 Deductible Normal portfolio Substandard Portfolio in default Normal portfolio Substandard Portfolio in default guarantees Net Evaluation Portfolio Evaluation Total Evaluation Portfolio Evaluation Subtotal FOGAPE Total financial Individual Group Individual Individual Group Individual Group Individual Individual Group Covid-19(1) assets Interbank loans 0 days 46,441 — — — — 46,441 (805) — — — — (805) — (805) 45,636 1 to 29 days — — — — — — — — — — — — — — — 30 to 59 days — — — — — — — — — — — — — — — 60 to 89 days — — — — — — — — — — — — — — — >= 90 days — — — — — — — — — — — — — — — Subtotal 46,441 — — — — 46,441 (805) — — — — (805) — (805) 45,636 Commercial loans 0 days 12,191,463 2,259,038 613,874 525,380 70,177 15,659,932 (99,188) (29,273) (27,788) (108,458) (16,378) (281,085) — (281,085) 15,378,847 1 to 29 days 139,951 80,502 36,046 10,908 16,683 284,090 (1,704) (3,793) (1,584) (2,187) (4,181) (13,449) — (13,449) 270,641 30 to 59 days 2,657 35,671 19,985 8,874 13,189 80,376 (426) (3,231) (918) (2,845) (3,371) (10,791) — (10,791) 69,585 60 to 89 days 4,686 17,403 7,356 10,244 12,979 52,668 (530) (1,782) (937) (2,740) (3,412) (9,401) — (9,401) 43,267 >= 90 days 30,981 — 35,084 155,401 167,428 388,894 (3,567) — — (86,842) (46,389) (136,798) (8,721) (145,519) 243,375 Subtotal 12,369,738 2,392,614 712,345 710,807 280,456 16,465,960 (105,415) (38,079) (31,227) (203,072) (73,731) (451,524) (8,721) (460,245) 16,005,715 Mortgage loans 0 days — 6,645,230 — — 102,448 6,747,678 — (19,135) — — (8,796) (27,931) — (27,931) 6,719,747 1 to 29 days — 121,376 — — 32,038 153,414 — (2,627) — — (2,868) (5,495) — (5,495) 147,919 30 to 59 days — 22,634 — — 20,660 43,294 — (686) — — (1,706) (2,392) — (2,392) 40,902 60 to 89 days — 8,362 — — 14,984 23,346 — (456) — — (1,322) (1,778) — (1,778) 21,568 >= 90 days — — — — 72,371 72,371 — — — — (9,416) (9,416) — (9,416) 62,955 Subtotal — 6,797,602 — — 242,501 7,040,103 — (22,904) — — (24,108) (47,012) — (47,012) 6,993,091 Consumer loans 0 days — 2,784,916 — — 52,487 2,837,403 — (82,066) — — (29,732) (111,798) — (111,798) 2,725,605 1 to 29 days — 122,965 — — 12,654 135,619 — (14,165) — — (7,103) (21,268) — (21,268) 114,351 30 to 59 days — 38,234 — — 11,093 49,327 — (9,935) — — (6,486) (16,421) — (16,421) 32,906 60 to 89 days — 19,889 — — 14,689 34,578 — (6,147) — — (9,550) (15,697) — (15,697) 18,881 >= 90 days — — — — 64,235 64,235 — — — — (50,996) (50,996) — (50,996) 13,239 Subtotal — 2,966,004 — — 155,158 3,121,162 — (112,313) — — (103,867) (216,180) — (216,180) 2,904,982 Total loans 12,416,179 12,156,220 712,345 710,807 678,115 26,673,666 (106,220) (173,296) (31,227) (203,072) (201,706) (715,521) (8,721) (724,242) 25,949,424 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 115 Note 14 - Investments in Associates As of September 30, 2023 and December 31, 2022, the main investments in related companies are shown below: a) The main investments in companies and minority investments are shown below: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Investments in associates 12,960 11,584 Minority investments 13,718 10,790 Total 26,678 22,374 b) Investments at equity value (companies with significant influence) As of September 30, 2023 As of December 31, 2022 Company Investment Investment Ownership value Ownership value % MCh$ % MCh$ Investments valued at equity value Transbank S.A. 8.7188% 10,950 8.7188% 9,672 Combac S.A. 9.8114% 766 9.8114% 745 IMERC OTC S.A. 8.6624% 1,244 8.6624% 1,167 Total 12,960 11,584 c) Summary of financial information of associates As of September 30, 2023 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Transbank S.A. 1,417,582 1,291,992 111,143 14,447 Combac S.A. 8,493 808 7,267 418 IMERC OTC S.A. 21,970 7,862 13,247 861 Total 1,448,045 1,300,662 131,657 15,726 As of December 31, 2022 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Transbank S.A. 1,498,207 1,387,278 84,898 26,031 Combac S.A. 8,358 1,004 6,424 930 IMERC OTC S.A. 35,564 22,342 12,350 872 Total 1,542,129 1,410,624 103,672 27,833

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 116 Note 14 - Investments in Associates, continued d) The changes in investments in related companies for September 30, 2023 and December 31, 2022 are as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Opening balances as of January 1st 22,374 19,567 Acquisition of investments — — Sale of investments (386) — Initial recognition of Equity Value and share of profit (loss) 1,376 2,429 Fair value of minority investments 2,633 380 Translation differences 681 (2) Total 26,678 22,374 e) Summary of minority investments (shares and rights on other companies): As of September 30, As of December 31, 2023 2,022 Company % MCh$ % MCh$ Redbanc S.A. 2.5043 309 2.5043 253 Sociedad Interbancaria de Depósitos de Valores S.A. 9.4021 789 9.4021 672 Electronic Stock Exchange 4.8780 425 4.8780 406 Stock Exchange (1) 0.8174 736 4.1666 3,561 Sociedad de Infraestructuras de Mercado S.A. (1) 3.3492 4,599 — — Swift — 221 — 221 CCLV Contraparte Central (1) — 8 — 9 A.C.H Colombia (2) 4.2082 2,108 4.2082 1,568 Redeban Multicolor S.A (2) 1.5972 816 1.5972 641 Cámara de Riesgo Central de Contraparte S.A (2) — — 1.5481 308 Colombian Stock Exchange (2) 0.6700 362 0.6700 569 Credibanco (2) 6.3662 3,328 6.3662 2,568 Patrimonio autónomo Fiducredicor (Comisionista) (2) 5.2630 17 5.2630 14 Total 13,718 10,790 (1) From March 15, 2023, the Santiago Stock Exchange was divided and Sociedad de Infraestructuras de Mercado S.A. was created. (2) Corresponds to investments in other companies made by subsidiaries established in Colombia. f) We have evaluated the evidence indicated in IAS 28 and have not identified any impairment on the Bank's investments

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 117 Note 15 - Intangible Assets a) The composition of this item as of September 30, 2023 and December 31, 2022 is as follows: Average Average Net assets as of Net asset as of Items useful life remaining January 01, Gross Accumulated September 30, amortization 2022 Balance Amortization 2023 No. No. MCh$ MCh$ MCh$ MCh$ Software or computer programs 5 2 158,677 359,657 (183,996) 175,661 Goodwill from business combinations — — 492,512 492,512 — 492,512 Other intangible assets arising from business combinations 9 1 42,601 189,044 (162,715) 26,329 Total 693,790 1,041,213 (346,711) 694,502 Average Average Net assets as of Net asset as of Items useful life remaining January 01, Gross Accumulated December 31, amortization 2022 Balance Amortization 2022 No. No. MCh$ MCh$ MCh$ MCh$ Software or computer programs 6 2 142,536 304,260 (145,583) 158,677 Goodwill from business combinations — — 492,512 492,512 — 492,512 Other intangible assets arising from business combinations 9 2 64,296 189,044 (146,443) 42,601 Total 699,344 985,816 (292,026) 693,790 b) The changes in the gross balance of intangible assets as of September 30, 2023 and December 31, 2022 are as follows: Software or Goodwill from Other intangible assets computer business arising from Total programs combinations business combinations MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 304,260 492,512 189,044 985,816 Additions 41,756 — — 41,756 Disposals (861) — — (861) Exchange differences 15,115 — — 15,115 Other (613) — — (613) Balances as of September 30, 2023 359,657 492,512 189,044 1,041,213

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 118 Note 15 - Intangible Assets, continued System or softw are Projects Other i ntangibl e assets Software or Goodwill from Other intangible assets computer business arising from Total programs combinations business combinations MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 268,047 492,512 189,044 949,603 Additions 49,918 — — 49,918 Disposals (806) — — (806) Exchange differences (12,575) — — (12,575) Other (324) — — (324) Balances as of December 31, 2022 304,260 492,512 189,044 985,816 c) The changes in accumulated depreciation of intangible assets during the periods ended as of September 30, 2023 and December 31, 2022 are as follows: Software or Goodwill Other intangible assets computer from business arising from programs combinations business combinations Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 (145,583) — (146,443) (292,026) Amortization for the period (30,757) — (16,272) (47,029) Disposals 790 — — 790 Exchange differences (8,446) — — (8,446) Other — — — — Balances as of September 30, 2023 (183,996) — (162,715) (346,711) Software or Goodwill Other intangible assets computer from business arising from programs combinations business combinations Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (125,511) — (124,748) (250,259) Amortization for the year (33,021) — (21,695) (54,716) Exchange differences 7,728 — — 7,728 Other 5,221 — — 5,221 Balances as of December 31, 2022 (145,583) — (146,443) (292,026)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 119 Note 15 - Intangible Assets, continued d) Impairment Banco Itaú Chile assesses, at the end of each reporting period, whether there is any indication of impairment of any asset (including goodwill). If such an indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of September 30, 2023 and December 31, 2022, there are no indications or concrete evidence of impairment. As of the date of these financial statements, there have been no events requiring the recognition of impairment. e) Restrictions Banco Itaú Chile and subsidiaries have no restrictions on intangible assets as of September 30, 2023 and December 31, 2022. Additionally, no intangible assets have been pledged as collateral for the performance of obligations.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 120 Note 16 - Fixed Assets a) The breakdown of this item as of September 30, 2023 and December 31, 2022 is as follows: Remaining Net assets as of Net assets as of Item Useful life depreciation January 1, Accumulated September 30, years years 2023 Gross balance depreciation 2023 Buildings 26 14 8,514 15,030 (5,799) 9,231 Land — — 2,319 2,903 — 2,903 Equipment 6 3 19,312 93,973 (75,506) 18,467 Other fixet asset 14 8 9,912 34,008 (25,243) 8,765 Total 40,057 145,914 (106,548) 39,366 Remaining Net assets as of Net assets as of Item Useful life amortization January 01, Accumulated December 31, years years 2022 Gross balance depreciation 2022 Buildings 26 14 11,772 13,440 (4,926) 8,514 Land — — 3,548 2,319 — 2,319 Equipment 6 3 23,798 82,885 (63,573) 19,312 Other fixet asset 14 8 11,939 35,435 (25,523) 9,912 Total 51,057 134,079 (94,022) 40,057 The useful life presented in the tables above corresponds to the total useful life and residual life of the fixed assets of the Bank and subsidiaries. The total useful life was calculated based on the expected use considering the quality of the original construction, the environment where the assets are located, the quality and level of maintenance carried out and the appraisal performed by external specialists independent from the Bank. b) The changes in the gross balance of fixed assets as of September 30, 2023 and December 31, 2022 are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 13,440 2,319 82,885 35,435 134,079 Additions 3 — 3,793 1,587 5,383 Sales and/or disposals for the period (4) — (814) (4,567) (5,385) Impairment — — — — — Exchange differences 1,591 584 8,109 1,553 11,837 Reclassification to assets held for sale — — — — — Other — — — — — Balances as of September 30, 2023 15,030 2,903 93,973 34,008 145,914

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 121 Note 16 - Fixed Assets, continued Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 18,466 3,548 85,835 36,039 143,888 Additions 143 — 4,589 3,162 7,894 Sales and/or disposals for the year (306) (89) (1,224) (2,440) (4,059) Impairment — — — (20) (20) Exchange differences (2,087) (576) (6,315) (1,306) (10,284) Reclassification to assets held for sale (2,776) (106) — — (2,882) Other — (458) — — (458) Balances as of December 31, 2022 13,440 2,319 82,885 35,435 134,079 c) The changes in accumulated depreciation of fixed assets for September 30, 2023 and December 31, 2022, respectively, are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 (4,926) — (63,573) (25,523) (94,022) Depreciation for the year (299) — (5,551) (2,804) (8,654) Sales and/or disposals for the period 4 — 242 4,242 4,488 Exchange differences (578) — (6,624) (1,158) (8,360) Reclassification to assets held for sale — — — — — Impairment — — — — — Balances as of September 30, 2023 (5,799) — (75,506) (25,243) (106,548) Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (6,694) — (62,037) (24,100) (92,831) Depreciation for the year (415) — (7,864) (4,494) (12,773) Sales and/or disposals for the year 146 — 1,034 1,838 3,018 Exchange differences 717 — 5,294 1,243 7,254 Reclassification to assets held for sale 1,320 — — — 1,320 Impairment — — — (10) (10) Balances as of December 31, 2022 (4,926) — (63,573) (25,523) (94,022) The Bank and its subsidiaries have no restrictions on fixed assets as of September 30, 2023 and December 31, 2022. In addition, fixed assets have not been pledged as collateral for the performance of obligations. On the other hand, there are no amounts owed on fixed assets by the Bank as of the aforementioned dates.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 122 Note 17 - Right to use Asset and Obligations for Lease Contracts a) The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. (i) In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract. The breakdown of this item as of September 30, 2023 and December 31, 2022 is as follows: Average Net remaining assets as of Net assets Useful life depreciation January 1, Gross Accumulated as of September 30, years years 2023 balances depreciation 2023 No. No. MCh$ MCh$ MCh$ MCh$ Buildings 8 4 89,539 174,210 (92,928) 81,282 Improvements in leased premises 10 5 20,139 57,370 (34,586) 22,784 Others leased assets — — — — — — Total 109,678 231,580 (127,514) 104,066 Average Net remaining assets as of Net assets Useful life depreciation January 1, Gross Accumulated as of December 31, years years 2022 balances depreciation 2022 No. No. MCh$ MCh$ MCh$ MCh$ Buildings 8 5 110,743 164,052 (74,513) 89,539 Improvements in leased premises 9 5 20,876 48,480 (28,341) 20,139 Others leased assets 3 — 38 — — — Total 131,657 212,532 (102,854) 109,678

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 123 Note 17 - Right to use Asset and Obligations for Lease Contracts, continued (ii) Movement in the gross balance of assets for right to use lease for September 30, 2023 and December 31, 2022 are as follows: Improvements in Others leased Buildings leased premises assets Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 164,052 48,480 — 212,532 Additions (1) 2,062 7,499 — 9,561 Sales and/or disposals for the period (3,478) (893) — (4,371) Remeasurements of liabilities due to restatement 4,703 — — 4,703 Remeasurements of liabilities due to modifications (2) (74) — — (74) Exchange differences 6,945 2,284 — 9,229 Balances as of September 30, 2023 174,210 57,370 — 231,580 Improvements in Others leased Buildings leased premises assets Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 175,358 57,253 152 232,763 Additions (1) 9,113 6,161 — 15,274 Sales and/or disposals for the period (15,372) (13,207) (123) (28,702) Remeasurements of liabilities due to restatement 9,171 — (4) 9,167 Remeasurements of liabilities due to modifications (2) (8,908) — — (8,908) Exchange differences (5,310) (1,727) (25) (7,062) Balances as of December 31, 2022 164,052 48,480 — 212,532 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments. (iii) The changes in accumulated depreciation of assets for right to use leased assets for September 30, 2023 and December 31, 2022 are as follows: Improvements in Other fixed Buildings leased premises assets Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 (74,513) (28,341) — (102,854) Depreciation (17,263) (4,768) — (22,031) Sales and/or disposals for the period 2,689 669 — 3,358 Exchange differences (3,841) (2,146) — (5,987) Reclassifications — — — — Balances as of September 30, 2023 (92,928) (34,586) — (127,514) Improvements in Other fixed Buildings leased premises assets Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (64,615) (36,377) (114) (101,106) Depreciation (22,518) (6,147) (33) (28,698) Sales and/or disposals for the year 9,790 12,665 125 22,580 Exchange differences 2,695 1,518 22 4,235 Reclassifications 135 — — 135 Balances as of December 31, 2022 (74,513) (28,341) — (102,854)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 124 Note 17 - Right to use Asset and Obligations for Lease Contracts, continued b) Lease contracts liabilities (i) Lease contracts liabilities as of September 30, 2023 and December 31, 2022 are as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Lease contract liabilities 87,165 94,575 Total 87,165 94,575 The Bank and its subsidiaries have contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals. (ii) The changes in lease contract liabilities and cash flows as of September 30, 2023 and December 31, 2022 are as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1, 2023 94,575 115,544 Additions due to new contracts (1) 2,062 9,113 Disposals due to early termination (909) (5,527) Interest expense 3,717 3,657 Remeasurements of the liabilities due to modifications (2) (74) (8,908) Inflation rate adjustments 4,703 9,171 Exchange rate adjustment (8) (22) Exchange differences 3,601 (3,776) Capital and interest payments (20,502) (24,677) Balances as of period / year 87,165 94,575 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 125 Note 18 – Taxes a) Current taxes The Bank and its subsidiaries, at the end of each reporting period, have established a provision for first category income tax, which was determined based on current tax legislation. The net provision for recoverable taxes has been reflected in assets for MCh$100,245 as of September 30, 2023 (MCh$88,276 as of December 31, 2022), as detailed below: a.1) Current tax assets and liabilities by geographical area As of September 30, 2023 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 42,417 — 58,823 101,240 Current tax liabilities (79) — (916) (995) Total net 42,338 — 57,907 100,245 As of December 31, 2022 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 50,690 — 37,663 88,353 Current tax liabilities — — (77) (77) Total net 50,690 — 37,586 88,276 (1) Correspond to the Itaú Chile New York Branch. a.2) Current tax components by geographical area As of September 30, 2023 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax, income tax effect (43,744) — (2,109) (45,853) Income tax effect on equity, net investments hedge 5,471 — — 5,471 Income tax, 27% rate (38,273) — (2,109) (40,382) Less: — Monthly Provisional Payments 18,358 — 30,578 48,936 Tax credit for training costs 950 — — 950 Tax credit donations 871 — — 871 4% event capital credit 662 — — 662 Other taxes to be recovered (paid) (2) 59,770 — 29,438 89,208 Total 42,338 — 57,907 100,245 (1) Correspond to the Itaú Chile New York Branch. (2) Correspond mainly to monthly provisional payments paid in previous years, provisional payments for reimbursed retained earnings, among others. As of December 31, 2022 Chile U.S.A. (1) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax with effect in profit and loss (12,000) — (1,819) (13,819) Income tax effect on equity, net investments hedge — — — — Income tax, 27% rate (12,000) — (1,819) (13,819) Less: Monthly Provisional Payments 51,824 — 24,576 76,400 Tax credit for training costs 1,000 — — 1,000 Tax credit donations 828 — — 828 4% event capital credit 721 — — 721 Other taxes to be recovered (paid) (2) 8,317 — 14,829 23,146 Total 50,690 — 37,586 88,276 (1) Correspond to the Itaú Chile New York Branch. (2) Correspond mainly to monthly provisional payments paid in previous years, provisional payments for reimbursed retained earnings, among others.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 126 Note 18 - Taxes, continued b) Income tax results The tax expense for the three and nine months periods ended as of September 30, 2023 and 2022 consists of the following items: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Income tax expense: Current tax expenses (38,703) 25,044 (45,853) (67,879) Deferred taxes: Deferred taxes expenses (56,297) (30,364) (12,861) (5,145) Subtotal (95,000) (5,320) (58,714) (73,024) Other 219 (5,608) 421 (7,761) Net expense for income taxes (94,781) (10,928) (58,293) (80,785) c) Reconciliation of effective tax rate The reconciliation between the current statutory nominal income tax rates and the effective rates applied to the determination of the tax expense as of September 30, 2023 and 2022 is as follows 2023 2022 Nominal rates by geographic area Rate Rate Chile 27.0% 27.0% Colombia 40.0% 38.0% United States 21.0% 21.0%

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 127 Note 18 - Taxes, continued The main tax effects, according to the nominal tax rates of the countries reported on a consolidated basis, are as follows: For the three months periods ended as of September 30, 2023 2022 Tax Amount Tax Amount Rate Rate % MCh$ % MCh$ Amount calculated by using the statutory rates 27.00 43,216 27.00 33,461 Equity price level restatement for tax purposes (1) (2.38) (3,809) (35.73) (44,281) Exchange differences due to investments in Colombia and U.S.A (2) 38.49 61,603 14.68 18,193 Capital investments tax exemptions (3) (4.04) (6,467) 0.35 433 Effect of rates Colombia subsidiary (4) (2.31) (3,702) (0.54) (672) Effect of rates New York branch (4) (0.29) (466) (0.21) (259) Taxes in U.S.A 1.84 2,949 2.98 3,691 Other Adjustments 0.91 1,457 0.29 362 Totals 59.22 94,781 8.82 10,928 For the nine months periods ended as of September 30, 2023 2022 Tax Amount Tax Amount Rate Rate % MCh$ % MCh$ Amount calculated by using the statutory rates 27.00 91,716 27.00 117,529 Equity price level restatement for tax purposes (1) (11.07) (37,592) (28.85) (125,601) Exchange differences due to investments in Colombia and U.S.A (2) 7.67 26,060 18.41 80,119 Capital investments tax exemptions (3) (6.30) (21,397) 0.67 2,925 Effect of rates Colombia subsidiary (4) (2.36) (8,023) (0.24) (1,058) Effect of rates New York branch (4) (0.42) (1,413) (0.13) (557) Taxes in U.S.A 2.23 7,590 1.83 7,947 Other Adjustments 0.40 1,352 (0.12) (519) Totals 17.16 58,293 18.57 80,785 (1) During the nine months periods ended as of September 30, 2023, the CPI factor used to adjust the Tax-basis Equity was equal to 2.9% (10.7% in 2022; 3.5% in 2021). (2) For tax purposes, the investment in Colombia and the United States is valued in U.S. dollars. The devaluation (appreciation) of the Chilean peso against the U.S. dollar generates income (expense) for tax purposes without a corresponding effect on profit or loss. The amount presented here represents the income tax expense (benefit) for the effect of the exchange rate on the investment in Colombia and the United States. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it economically from the tax effect generated by the fluctuation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net foreign exchange gain (loss) line of the Consolidated Statement of Income for the period. (3) Capital gains generated on sales of fixed-income instruments qualifying for the tax exemption under Article 104 of the Income Tax Law are not subject to income tax. (4) This line reflects the tax rate differences of companies located in other jurisdictions (ITAU Colombia and New York Branch), which are part of the Bank’s consolidated income. In the case of Colombia, Panama is included as a subsidiary.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 128 Note 18 - Taxes, continued d) Effect of taxes recorded in equity d.1) Tax effect of other comprehensive income that may be reclassified to income in subsequent periods: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Effect of investments at FVTOCI (1,695) 4,741 (3,699) 10,659 Effect of change in hedge accounting net investment 7,810 4,626 1,144 10,578 Effect of change in cash flow hedging 4,965 (6,810) 3,726 19,630 Total charge to other comprehensive income 11,080 2,557 1,171 40,867 d.2) Other comprehensive income that will not be reclassified to income in subsequent periods: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income (4) — (30) — Income taxes related to defined benefits obligations 327 (117) 1,326 (590) Total charge to other comprehensive income 323 (117) 1,296 (590)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 129 Note 18 - Taxes, continued e) Deferred tax effects e.1) Total deferred taxes As of September 30, 2023 As of December 31, 2022 Assets Liabilities Net Assets Liabilities Net MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred taxes with effect in income Allowances for loan losses 152,854 — 152,854 160,456 — 160,456 Miscellaneous provisions 41,789 — 41,789 92,297 — 92,297 Tax losses 81,338 — 81,338 81,182 — 81,182 Provision associated with personnel 8,653 — 8,653 11,817 — 11,817 Accrued interest on past due portfolio 15,977 — 15,977 11,604 — 11,604 IFRS 16 lease effect 1,681 — 1,681 1,417 — 1,417 Net tax value of amortizable assets 624 — 624 950 — 950 Unearned price differences 539 — 539 1,371 — 1,371 Depreciation of property, plant and equipment (39,876) — (39,876) (34,768) — (34,768) Lease division and others (11,381) — (11,381) (31,311) — (31,311) Market value of financial instruments 1,322 — 1,322 (28,587) — (28,587) Itaú-CorpBanca business combination (7,427) — (7,427) (11,502) — (11,502) Other 3,563 — 3,563 444 — 444 Subtotal deferred tax assets (liabilities) through profit or loss 249,656 — 249,656 255,370 — 255,370 Deferred income taxes through other comprehensive income Tax on investments at FVTOCI 2,396 — 2,396 2,346 — 2,346 Tax on tax loss arising from hedges — — — — — — Tax on investments at CA — — — (3,661) — (3,661) Taxes due to accounting hedging effect net investment 11,250 — 11,250 13,444 — 13,444 Taxes due to cash flow hedging effect (1,116) — (1,116) 261 — 261 Tax on defined benefit obligations 5,128 — 5,128 3,257 — 3,257 Other (1,909) — (1,909) (1,910) — (1,910) Subtotal deferred tax assets (liabilities) through other comprehensive income 15,749 — 15,749 13,737 — 13,737 Total deferred tax assets (liabilities) 265,405 — 265,405 269,107 — 269,107 e.2) Deferred taxes by geographic area As of September 30, 2023 As of December 31, 2022 Chile U.S.A (1) Colombia Total Chile U.S.A (1) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred tax asset 157,022 15,411 92,972 265,405 175,667 18,911 74,529 269,107 Deferred tax liabilities — — — — — — — — Total net by geographic area 157,022 15,411 92,972 265,405 175,667 18,911 74,529 269,107 (1) Corresponds to the branch located in New York.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 130 Note 18 - Taxes, continued The effects of deferred tax assets and liabilities allocated as a result of temporary differences by geographic area are presented below. As of September 30, 2023 As of December 31, 2022 Chile USA (1) Colombia Total Chile USA (1) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Allowances for loan losses 151,071 395 1,388 152,854 153,205 698 6,553 160,456 Miscellaneous provisions 45,473 1,482 (5,166) 41,789 63,584 1,788 26,925 92,297 Tax losses 4,350 9,049 67,939 81,338 46,484 11,744 22,954 81,182 Provision associated with personnel 4,392 344 3,917 8,653 4,973 595 6,249 11,817 Accrued interest on past due portfolio 15,977 — — 15,977 11,604 — — 11,604 IFRS 16 lease effect 1,009 — 672 1,681 891 — 526 1,417 Net tax value of amortizable assets 539 — — 539 1,371 — — 1,371 Unearned price differences 624 — — 624 950 — — 950 Depreciation of property, plant and equipment (40,269) (63) 456 (39,876) (35,689) (61) 982 (34,768) Lease division and others (15,189) — 3,808 (11,381) (35,221) — 3,910 (31,311) Market value of financial instruments (2,093) 4,470 (1,055) 1,322 (18,748) 4,396 (14,235) (28,587) Itaú-CorpBanca business combination (7,109) — (318) (7,427) (11,502) — — (11,502) Other (3,353) — 6,916 3,563 (2,592) — 3,036 444 Total net assets (liabilities) 155,422 15,677 78,557 249,656 179,310 19,160 56,900 255,370 As of September 30, 2023 As of December 31, 2022 Chile USA (1) Colombia Total Chile USA (1) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Tax on investments to FVOCI 3,509 (266) (847) 2,396 1,928 (249) 667 2,346 Tax on tax loss arising from hedges — — — — — — — — Tax on investments at CA — — — — (3,661) — — (3,661) Taxes due to accounting hedging effect net investment — — 11,250 11,250 — — 13,444 13,444 Taxes due to cash flow hedging effect — — (1,116) (1,116) — — 261 261 Tax on defined benefit obligations — — 5,128 5,128 — — 3,257 3,257 Other (1,909) — — (1,909) (1,910) — — (1,910) Total deferred tax assets (liabilities) through other comprehensive income 1,600 (266) 14,415 15,749 (3,643) (249) 17,629 13,737 Total deferred taxes 157,022 15,411 92,972 265,405 175,667 18,911 74,529 269,107 (1) Correspond to the Itaú Chile New York Branch. f) Summary of total deferred taxes The following is a summary of deferred taxes, considering both their effect on shareholders equity and income. As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Deferred tax assets Through other comprehensive income 15,749 13,737 Through income 249,656 255,370 Total deferred tax assets 265,405 269,107 Deferred tax liabilities Through other comprehensive income — — Through income — — Total deferred tax liabilities — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 131 Note 19 - Other Assets a) As of September 30, 2023 and December 31, 2022, the composition of the item is as follows: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Other assets Assets to be leased out as lessor (1) 30,692 16,012 Cash collateral provided for derivative financial transactions (2) 534,227 456,749 Receivables from brokerage of financial instruments 84,338 18,467 Accounts receivable from third parties 68,827 43,000 Investment properties 3,368 2,536 VAT credit receivable 4,857 6,472 Prepaid expenses 40,681 30,189 Assets for revenue from contracts with customers 9,284 11,042 Valuation adjustments for macro hedges — — Other cash collateral provided 2,444 2,920 Pending transactions 12,835 15,716 Other assets 39,068 26,580 Total 830,621 629,683 (1) Correspond to assets available to be delivered under the financial lease modality. (2) Correspond to guarantees associated with certain derivative contracts. These guarantees operate when the valuation of the derivatives exceeds the thresholds defined in the respective contracts and may be in favor of or against the Bank.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 132 Note 20 - Non-current Assets and Disposal Group and Liabilities Included in Disposal Group for Sale a) The composition of non-current assets and disposal group for sale and liabilities in disposal group held for sale is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Assets received in payment or foreclosed at judicial auction Assets received in lieu of payment 7,681 16,822 Assets foreclosed in judicial auction 8,457 2,440 Provisions for Assets received in lieu of paymentt or foreclosed at judicial auction (5,857) (11,380) Non-current assets held for sale Investments in companies — — Intangible assets — — Fixed assets 486 745 Assets for recovery of assets assigned in financial leasing transactions 10,454 7,082 Other assets — — Disposable groups for sale — — Subtotal 21,221 15,709 Liabilities included in disposable groups for sale — — Subtotal — — Total 21,221 15,709 b) The changes in provisions for assets received in lieu of payment as of September 30, 2023 and December 31, 2022, are as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1 (11,380) (14,404) Creation of provisions (1,964) (24,006) Application of provisions 9,048 20,184 Release of provisions 1,123 4,819 Exchange differences (2,684) 2,027 Total (5,857) (11,380)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 133 Note 21 - Financial Liabilities Held for Trading at Fair Value Through Profit or Loss a) As of September 30, 2023 and December 31, 2022, the detail of financial liabilities held for trading at fair value through profit or loss is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Derivatives held for trading 3,370,424 3,426,141 Other financial instruments held for trading — — Total 3,370,424 3,426,141 b) Portfolios detail As of September 30, 2023 and December 31, 2022, the detail of the portfolio of derivative financial instruments is as follows: As of September 30, 2023 Notional amount Fair value On Up to 1 Over 1 month Over 3 months Between 1 Over 3 More than demand month less than 3 months up to 1 year and 3 years up to 5 years 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Derivative Contracts Currency forwards — 5,857,512 3,152,346 3,769,378 1,255,011 55,276 314,756 14,404,279 390,601 Interest rate swaps — 1,612,716 5,223,337 13,203,426 10,208,300 6,404,658 10,316,331 46,968,768 1,963,010 Currency swaps — 266,679 334,285 1,666,579 4,037,234 2,371,789 4,341,692 13,018,258 1,015,575 Call currency options — — 37,637 — 894 — — 38,531 1,069 Put currency options — 268 939 23,962 — — — 25,169 169 Total — 7,737,175 8,748,544 18,663,345 15,501,439 8,831,723 14,972,779 74,455,005 3,370,424 As of December 31, 2022 Notional amount Fair value On Up to 1 Over 1 month Over 3 months Between 1 Over 3 More than demand month less than 3 months up to 1 year and 3 years up to 5 years 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Derivative Contracts Currency forwards — 5,710,749 1,744,537 2,288,184 721,546 93,572 134,330 10,692,918 420,494 Interest rate swaps — 474,463 2,304,905 4,888,564 6,806,786 4,705,049 10,392,078 29,571,845 1,193,307 Currency swaps 1,709 202,652 476,390 1,631,868 4,005,297 2,522,025 4,270,505 13,110,446 1,811,426 Call currency options — — 13,200 — — — — 13,200 404 Put currency options — 3,953 7,675 16,443 — — — 28,071 510 Total 1,709 6,391,817 4,546,707 8,825,059 11,533,629 7,320,646 14,796,913 53,416,480 3,426,141 As of September 30, 2023 and December 31, 2022, the Bank has no other financial instruments classified as financial liabilities held for trading at fair value through profit or loss.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 134 Note 22 - Financial Liabilities at Amortized Cost As of September 30, 2023 and December 31, 2022, the composition of financial liabilities at amortized cost is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Demand deposits and other obligations Current accounts 3,722,916 3,813,559 Demand deposit accounts 1,374,548 1,254,268 Other demand deposits 123,202 156,358 Obligations for reserve accounts for payment cards — — Other obligations on demand 321,045 331,000 Subtotal 5,541,711 5,555,185 Term deposits and other term loans Time deposits 13,390,328 12,685,710 Term savings accounts 19,707 17,943 Other term credit balances — — Subtotal 13,410,035 12,703,653 Obligations under repurchase agreements Transactions with domestic banks — — Transactions with foreign banks — — Transactions with other entities in the country 205,380 288,447 Transactions with other entities abroad 213,488 65,641 Subtotal 418,868 354,088 Interbank borrowings Banks in the country — 35,085 Foreign banks 2,130,975 1,685,954 Central Bank of Chile 3,007,284 3,007,284 Foreign central banks — — Subtotal 5,138,259 4,728,323 Debt instruments issued Letters of credit 15,044 18,940 Bonds 6,770,953 6,528,867 Subtotal 6,785,997 6,547,807 Other financial obligations Other financial obligations with the public sector — — Other financial obligations in the country 51,042 53,174 Other financial obligations abroad 369,777 302,559 Subtotal 420,819 355,733 Total 31,715,689 30,244,789

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 135 Note 22 - Financial Liabilities at Amortized Cost, continued a) Obligations under repurchase agreements As of September 30, 2023 and December 31, 2022, the detail of instruments sold under repurchase agreements is as follows: As of September 30, As of December 31, Obligations under repurchase agreements 2023 2022 MCh$ MCh$ Transactions with domestic banks Reverse repurchase agreements with other banks — — Reverse repurchase agreements with Banco Central de Chile — — Securities lending obligations — — Transactions with foreign banks Reverse repurchase agreements with other banks — — Repurchase agreements with foreign Central Banks — — Securities lending obligations — — Transactions with other entities in the country Repurchase agreements 205,380 288,447 Securities lending obligations — — Transactions with other entities abroad Repurchase agreements 213,488 65,641 Securities lending obligations — — Total 418,868 354,088

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 136 Note 22 - Financial Liabilities at Amortized Cost, continued b) Interbank Borrowings as of September 30, 2023 and December 31, 2022, the composition of the item "Interbank Borrowings” is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Loans and other obligations Central Bank of Chile (1) 3,007,284 3,007,284 Banks in the country — 35,085 Subtotal 3,007,284 3,042,369 Loans from Financial Institutions abroad Banco de crédito e inversiones 7,922 24,438 Banco Bilbao 27,205 — Banco Latinoamericano de Exportación (BLADEX) 82,127 72,167 Banco República 5,755 — Bancoldex S.A. (Colombia) 14,730 16,619 Bank of America, N.A. 151,424 148,266 Bank of Montreal 270,521 141,063 Bank of New York — 50,337 Bank of Nova Scotia 166,859 106,862 Bayern Landesbank 45,364 — BNP Paribas 176,172 131,794 China Construction Bank 14,509 — Citibank N.A. 130,085 123,494 Cobank C.B. 53,485 53,469 Commerzbank A.G. 154,401 110,572 Deutsche Bank AG 86,169 90,155 Findeter S.A. Financiera del Desarrollo Territorial 47,995 47,906 La Caixa 94,052 71,476 Mizuho Corporate Bank 18,137 17,086 Standard Chartered Bank 68,013 64,073 Sumitomo Mitsui Banking Corporation 174,206 185,465 Wells Fargo Bank, N.A. 281,499 171,313 Zuercher Kantonalbank — 7,942 Otros bancos 60,345 51,457 Subtotal 2,130,975 1,685,954 Totales 5,138,259 4,728,323 (1) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The FCIC accrues at the Monetary Policy Rate (MPR) in effect on the date of each transaction.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 137 Note 22 - Financial Liabilities at Amortized Cost, continued c) Debt instruments issued As of September 30, 2023 and December 31, 2022, the composition of the item is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Debt instruments issued Letters of credit 15,044 18,940 Current bonds 6,770,953 6,528,867 Mortgage bonds — — Subtotal 6,785,997 6,547,807 Other financial obligations Obligations with the public sector — — Other obligations in the country 51,042 53,174 Foreign obligations 369,777 302,559 Subtotal 420,819 355,733 Total 7,206,816 6,903,540 c.1) Debts classified as short-term are those that constitute demand obligations or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The detail is as follows: As of September 30, 2023 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 4,762 10,282 15,044 Current bonds 740,167 6,030,786 6,770,953 Mortgage bonds — — — Debt instruments issued 744,929 6,041,068 6,785,997 Other financial obligations 420,819 — 420,819 As of December 31, 2022 Short-term Long-term Total MCh$ MCh$ MCh$ Letters of credit 6,146 12,794 18,940 Current bonds 323,821 6,205,046 6,528,867 Mortgage bonds — — — Debt instruments issued 329,967 6,217,840 6,547,807 Other financial obligations 355,733 — 355,733

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 138 Note 22 - Financial Liabilities at Amortized Cost, continued Further details, including maturities, are presented below for each type of debt instrument issued, for the balances as of September 30, 2023 and December 31, 2022. c.1.1) Current bonds The detail of current bonds by type of currency is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Bonds in UF 6,108,052 5,853,292 Bonds in $ 188,694 252,573 Bonds in COP 474,207 423,002 Total 6,770,953 6,528,867 The following is a detail of current bond placements: Placements made during the period ended as of September 30, 2023: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITADP0222 UF 1,500,000 11 years and 17 months 2.51% p.a 01-03-2023 08-09-2034 BITADN0322 UF 2,000,000 11 years and 17 months 2.64% p.a 01-09-2023 09-09-2032 BITADM0422 UF 2,500,000 8 years and 7 months 2.60% p.a 03-27-2023 10-09-2031 BITADP0222 UF 1,500,000 11 years and 4 months 2.58% p.a 04-11-2023 08-09-2034 BITADQ0222 UF 450,000 12 years and 2 months 2.74% p.a 06-06-2023 08-09-2035 BITADQ0222 UF 100,000 12 years and 2 months 2.74% p.a 06-08-2023 08-09-2035 Total 8,050,000 Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITACO0419 CLP 8,000,000,000 3 years and 4 months 6.95% p.a 06-01-2023 10-01-2026 BITACO0419 CLP 12,000,000,000 3 years and 3 months 6.30% p.a 07-19-2023 10-01-2026 BITACO0419 CLP 5,000,000,000 3 years and 3 months 6.30% p.a 07-20-2023 10-01-2026 BCORCF0914 CLP 12,000,000,000 6 years and 2 months 6.20% p.a 07-26-2023 01-09-2029 Total 37,000,000,000 Placements made during the year ended as of December 31, 2022: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITACT0418 UF 1,500,000 8 years and 2 months 2.00% p.a. 02-25-2022 10-09-2027 BITACV0418 UF 3,000,000 8 years and 2 months 2.00% p.a. 03-03-2022 10-09-2029 BITACU0418 UF 2,000,000 6 years and 1 month 2.00% p.a. 03-18-2022 10-09-2028 BITADL0321 UF 3,000,000 9 years and 9 months 1.00% p.a 05-27-2022 03-09-2032 BITADK0821 UF 3,000,000 9 years and 2 months 1.00% p.a 05-31-2022 08-09-2031 BITADJ0321 UF 3,000,000 8 years and 9 months 1.00% p.a 06-16-2022 08-09-2031 BITADI0521 UF 3,000,000 7 years and 10 months 1.00% p.a 08-01-2022 05-09-2030 BITADH0321 UF 3,000,000 7 years and 5 months 1.00% p.a 08-25-2022 03-09-2030 BITADO0622 UF 5,000,000 11 years 2.20% p.a 11-04-2022 06-09-2033 BITADN0322 UF 3,000,000 9 years and 9 months 2.20% p.a 11-29-2022 09-09-2032 BITADP0222 UF 1,000,000 11 years and 7 months 2.20% p.a 12-27-2022 08-09-2034 BITADP0222 UF 1,000,000 11 years and 7 months 2.20% p.a 12-27-2022 08-09-2034 Total UF 31,500,000

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 139 Note 22 - Financial Liabilities at Amortized Cost, continued c.1.2) Mortgage bonds As of September 30, 2023 and December 31, 2022, no mortgage bond placements have been made. d) Other financial obligations As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Amount owed for credit card transactions 420,819 355,733 Other — — Total other financial obligations 420,819 355,733 As of September 30, 2023 and December 31, 2022 the Bank has had no principal, interest or other defaults on its debt instruments issued.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 140 Note 23 - Regulatory Capital Financial Instruments Issued a) As of September 30, 2023 and December 31, 2022, the composition of this item is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Subordinated bonds 1,275,293 1,263,169 Subordinated bonds with transitional recognition — — Subordinated bonds 1,275,293 1,263,169 Bonds with no fixed maturity — — Preferred shares — — Regulatory capital financial instruments issued 1,275,293 1,263,169 b) As of September 30, 2023 and December 31, 2022, the changes in this caption are as follows: Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 — 1,263,169 — 1,263,169 New issues made — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 45,889 — 45,889 Acquisition or redemption by issuer — — — — Modification of the issuance conditions — — — — Payment of interest to the holder — (62,341) — (62,341) Payment of principal to the holder — (23,970) — (23,970) Adjustments accrued for UF and/or the exchange rate — 30,772 — 30,772 Exchange differences — 21,774 — 21,774 Depreciation — — — — Reappreciation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of September 30, 2023 — 1,275,293 — 1,275,293

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 141 Note 23 - Regulatory Capital Financial Instruments Issued Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 — 1,153,045 — 1,153,045 New issues made — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 62,023 — 62,023 Acquisition or redemption by issuer — — — — Modification of the issuance conditions — — — — Payment of interest to the holder — (55,605) — (55,605) Payment of principal to the holder — (4,573) — (4,573) Adjustments accrued for UF and/or the exchange rate — 117,351 — 117,351 Exchange differences — (9,072) — (9,072) Depreciation — — — — Reappreciation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of December 31, 2022 — 1,263,169 — 1,263,169 c) As of September 30, 2023 and December 31, 2022, the Bank has not made interest payments on bonds with no fixed maturity date and preferred stock dividends. d) A detail of the regulatory capital financial instruments issued due, for the balances as of September 30, 2023 and December 31, 2022, is presented as follows: As of September 30, 2023 and December 31, 2022, the Bank has not issued or placed any of the following: x Subordinated bonds. x Bonds with no fixed term maturity. x Preferred shares.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 142 Note 24 – Provisions for Contingencies As of September 30, 2023 and December 31, 2022, the Bank has recorded the following movements in its provisions: a) Detail of provisions As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Provisions for employee benefit obligations 98,015 109,211 Provisions of a foreign bank branch for remittances of profits to its parent company — — Provisions for restructuring plans 5,534 4,846 Provisions for trials and litigation 2,187 1,475 Provisions for obligations of loyalty programs and merits for clients 21,574 18,390 Provisions for operational risk 1,428 1,335 Other provisions for other contingencies 2,013 3,290 Total 130,751 138,547 b) The movement of provisions as of September 30, 2023 and December 31, 2022 is shown below: Provisions Employee benefits and compensation Restructuring plans lawsuits and litigation Customer loyalty and merits program obligations Other Provisions for contingencies Operational risk Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2023 109,211 4,846 1,475 18,390 3,290 1,335 138,547 Application of provisions 87,684 3,701 507 5,746 — 1,139 98,777 Provisions recorded (64,322) (1,763) (230) (3,442) — — (69,757) Release of provisions (47,884) (1,250) (24) — (1,992) (1,075) (52,225) Other movements 13,326 — 459 880 715 29 15,409 Balances as of September 30, 2023 98,015 5,534 2,187 21,574 2,013 1,428 130,751 Provisions Employee benefits and compensation Restructuring plans lawsuits and litigation Customer loyalty and merits program obligations Other Provisions for contingencies Operational risk Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 116,274 11,202 2,024 15,735 3,729 311 149,275 Application of provisions 61,353 — 953 4,758 278 704 68,046 Provisions recorded (56,258) (6,356) (26) (1,234) — — (63,874) Release of provisions (1,208) — (683) — (127) (43) (2,061) Other movements (10,950) — (793) (869) (590) 363 (12,839) Balances as of December 31, 2022 109,211 4,846 1,475 18,390 3,290 1,335 138,547

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 143 Note 24 – Provisions for Contingencies, continued c) Provisions for employee benefit obligations Reference As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Provision of short-term employee benefits (1) 38,968 58,262 Provision of benefits to post-employment employees — — Provision of long-term employee benefits (d.1) 13,750 9,727 Provision of benefits to employees for termination of employment contract (d.4) 5,332 11,255 Provision for payments to employees based on shares or equity instruments (2) 5,962 3,598 Provision for obligations for defined contribution post-employment plans — — Provision for obligations for post-employment defined benefit plans (d.2) 26,948 20,153 Provision for other staff obligations (d.3) 7,055 6,216 Total 98,015 109,211 (1) Includes the provision for the payment of performance bonuses, year-end bonuses and other compensation of a similar nature to employees. (2) During 2021 and 2022, the Bank entered into an agreement consisting in the granting of an extraordinary long-term variable remuneration which will be paid in April 2024 and 2025, respectively, The remuneration is determined based on a defined nominal amount which will be adjusted by the variation of the share price in the value of the shares; this will be settled in cash when the agreement milestones are met. d) The detail of the main aspects of long-term employee benefits is presented below: d.1) Compensation for years of service (long-term) Description: Annual payment in the month in which the employee completes years of service in Colombia (every 5 years, from 5 to 50 years of service). Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”) was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. Age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 144 Note 24 – Provisions for Contingencies, continued The summary of the economic assumptions used as of September 30, 2023 and December 31, 2022 is as follows: As of September 30, As of December 31, 2023 2022% % Assumptions Discount rate 9.75 9.75 Expected rate of salary increase 14.30 14.30 Movements in the present value of the obligation for this type of benefit and the amounts recognized in the Interim Consolidated Income Statement are determined using the projected unit credit method and consist of the following: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1 6,183 9,061 Net cost of benefits 1,110 (543) Payments (880) (861) Provisions recorded — — Exchange differences 1,559 (1,474) Balances as of end period / year 7,972 6,183 The detail of the net benefit cost is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Current benefit cost 1,289 426 Reduction - past service costs (563) (1,466) Interest expense on the obligation 385 497 Total 1,111 (543) d.2) Pension plan Description: Old Age or Survivors Pension in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The “Projected unit credit” method is the method used to determine the present value of the benefit obligation and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is assumed to receive the benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 145 Note 24 – Provisions for Contingencies, continued The detail of the net benefit cost is as follows: As of September 30, As of December 31, 2023 2022% % Assumptions Discount rate 9.75 9.75 Expected rate of pay increase 11.80 11.80 Inflation rate 7.20 11.80 The detail of the movements of the balances of the Pension Plan is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Balances as of January 1 20,153 26,889 Interest expense on the obligation 1,743 1,611 Payment (2,575) (2,650) Actuarial losses (gains) 3,418 (1,325) Exchange differences 4,209 (4,372) Balances as of end period / year 26,948 20,153 d.3) Retroactive severance plan Description: Retroactive severance plan prior to Law 50 of 1990 in Colombia. Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”), in English, was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. Age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follows: As of September 30, 2023 As of December 31, 2022% % Assumptions Discount rate 8.75 8.75 Expected rate of pay increase 14.30 14.30 Inflation rate 7.20 11.80

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 146 Note 24 – Provisions for Contingencies, continued The movements for this benefit during the periods ended as of September 30, 2023 and December 31, 2022 are detailed below: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Balances as of January 1 276 297 Current service cost 66 140 Interest expense on debentures 16 12 Actuarial losses (gains) (44) (21) Payment of benefits (101) (104) Exchange differences 118 (48) Balances as of end period / year 331 276 d.4) Retirement Bonus Plan Description: Payment of a fixed amount at the time of retirement for retirement. Financing: The method called “Projected unit credit” is the method used to determine the present value of the obligation for benefits and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is supposed to receive the benefit. The summary of the economic assumptions is as follows: As of September 30, 2023 As of December 31, 2022% % Assumptions Discount rate 9.8 9.8 Expected rate of pay increase 13.8 13.8 Inflation rate 7.2 11.8 The amounts recognized for this benefit were as follows: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Balances at January 1 446 670 Current service cost 17 (128) Interest expense on debentures 45 39 Actuarial losses (gains) (38) (12) Payment of benefits (10) (14) Exchange differences 137 (109) Balances as of end period / year 597 446

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 147 Note 24 – Provisions for Contingencies, continued The effect recorded in the Consolidated Statement of Other Comprehensive Income as of September 30, 2023 and December 31, 2022, is as follows: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Pension plan 3,418 (1,325) Retroactive severance plan (44) (21) Retirement Bonus Plan (38) (12) Total recognition of defined benefit obligations 3,336 (1,358) Future payments Future actuarial calculations may differ from the calculations presented, due to the following factors: x The experience of the plans differs from those anticipated by the selected economic and demographic assumptions. x Changes in economic and demographic assumptions. x Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan). x Changes in the characteristics of the plan or applicable law, and with respect to it, there are no significant events affecting the results presented since the last valuation. Below is the detail of future payments for 2023 and 2022: Severance Plan 2023 indemnity Plan of Retroactive bonus (long term) pensions Severance plan for retirement MCh$ MCh$ MCh$ MCh$ Year 2023 288 207 109 99 Year 2024 787 2,876 47 30 Year 2025 840 2,860 24 37 Year 2026 1,037 2,832 1 32 Year 2027 1,414 2,795 22 38 Year 2028 - 2032 5,230 13,216 100 213 Severance Plan 2022 indemnity Plan of Retroactive bonus (long term) pensions Severance plan for retirement MCh$ MCh$ MCh$ MCh$ Year 2022 179 280 (42) 61 Year 2023 1,105 2,471 56 42 Year 2024 1,105 2,410 66 48 Year 2025 877 2,388 29 38 Year 2026 786 2,360 15 40 Year 2028 - 2032 4,612 11,161 43 197

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 148 Note 25 – Provisions for Dividends, Interest Payments and Valuation of Issued Bonds with no Fixed Maturity Date a) The breakdown of the item as of September 30, 2023 and December 31, 2022 is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Provision for payment of common stock dividends 84,413 130,123 Provision for payment of dividends on preferred shares — — Provision for payment of interest on bonds with no fixed term to maturity — — Provision for bond repricing with no fixed term to maturity — — Total 84,413 130,123 b) The changes in this caption as of September 30, 2023 and December 31, 2022 are presented below: Provision for payment of interest on bonds Provision for bond Provision for with no fixed term to repricing with no fixed dividends maturity term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2023 130,123 — — Provisions recorded 84,413 — — Application of provisions (130,123) — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of September 30, 2023 84,413 — — Provision for payment Provision for of interest on bonds Provision for bond dividends with no fixed term to repricing with no fixed maturity term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2022 83,342 — — Provisions recorded 130,123 — — Application of provisions (83,342) — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of December 31, 2022 130,123 — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 149 Note 26 – Other Provisions for Credit Risks a) Details of other provisions for credit risk for as of September 30, 2023 and December 31, 2022 are summarized as follows: As of September 30, As of December 31, 2023 2022 Special provisions for credit risk MCh$ MCh$ Provisions for credit risk for contingent accounts receivable Guarantees and sureties 11,350 11,037 Letters of credit for goods movement transactions 236 392 Transactions related to contingent payments 19,389 16,177 Unrestricted lines of credit — — Other credit commitments 1,904 3,007 Undrawn lines of credit with immediate cancellation 13,417 11,552 Commitments to purchase local currency debt abroad 31 43 Loans for higher education studies law No. 20,027 (CAE) 425 469 Other contingent loans — — Subtotal 46,752 42,677 Provisions for country risk for transactions with debtors domiciled abroad 8,307 8,893 Special provisions for foreign loans — — Additional provisions for loans Additional provisions for commercial loans 99,102 91,654 Additional provisions for Mortgage loans 12,022 12,022 Additional provisions for consumer loans 65,283 71,825 Subtotal 176,407 175,501 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Adjustment to minimum allowance owed by banks in the country — — Adjustment to minimum provision for commercial loans in the country — — Adjustment to minimum allowance for contingent loans in the country — — Adjustment to minimum allowance Interbank loans abroad — — Adjustment to minimum allowance for commercial placements abroad — — Adjustment to minimum allowance for contingent loans abroad — — Subtotal — — Provisions made for credit risk as a result of supplementary prudential requirements Provisions for commercial loans — — Provisions for Mortgage loans — — Provisions for consumer loans — — Subtotal — — Total 231,466 227,071

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 150 Note 26 – Other Provisions for Credit Risks, continued b) The movement recorded in the results for provisions for as of September 30, 2023 and December 31, 2022 is summarized as follows: Provisions for country risk for transactions with debtors domiciled abroad Special provisions for foreign loans Additional provisions for placements Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Provisions as a result of complementary prudential requirements MCh$ MCh$ MCh$ MCh$ MCh$ Balance as of January 1, 2023 8,893 — 175,501 — — Creation of provisions 3,374 — 8,100 — — Use of provisions — — — — — Release of provisions (4,276) — (11,296) — — Other changes in provisions 316 — 4,102 — — Balance as of September 30, 2023 8,307 — 176,407 — — Provisions for country risk for transactions with debtors domiciled abroad Special provisions for foreign loans Additional provisions for placements Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Provisions as a result of complementary prudential requirements MCh$ MCh$ MCh$ MCh$ MCh$ Balance as of January 1, 2022 6,064 — 133,323 — — Creation of provisions 5,828 — 46,703 — — Use of provisions — — — — — Release of provisions (2,985) — (35) — — Other changes in provisions (14) — (4,490) — — Balance as of December 31, 2022 8,893 — 175,501 — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 151 Note 26 – Other Provisions for Credit Risks, continued c) Details of Contingent Credits for as of September 30, 2023 and December 31, 2022 are summarized as follows: Exposure for contingent loans before provisions Provisions recorded Exposure Substandard Substandard net credit Normal portfolio Portfolio Portfolio in default Normal portfolio Portfolio Portfolio in default risk of Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation loans Individual Group Individual Individual Group Total Individual Group Individual Individual Group Total contingent MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Guarantees and sureties 678,313 2,337 381 12,898 — 693,929 (2,865) (48) (53) (8,384) — (11,350) 682,579 Letters of credit for goods movement transactions 23,219 277 — — — 23,496 (230) (6) — — — (236) 23,260 Commitments to purchase local currency debt abroad 1,157,362 44,132 22,996 2,424 2,353 1,229,267 (10,424) (935) (5,691) (1,328) (1,011) (19,389) 1,209,878 Transactions related to contingent events — — — — — — — — — — — — — Undrawn lines of credit with immediate cancellation 207,387 — — — — 207,387 (1,904) — — — — (1,904) 205,483 Unrestricted lines of credit 163,169 993,739 760 199 16,336 1,174,203 (531) (4,116) (76) (99) (8,595) (13,417) 1,160,786 Loans for higher education studies law No. 20,027 (CAE) 6,220 — — — — 6,220 (31) — — — — (31) 6,189 Other irrevocable credit commitments — 36,083 — — 661 36,744 — (390) — — (35) (425) 36,319 Other contingent loans — — — — — — — — — — — — — Balance as of September 30, 2023 2,235,670 1,076,568 24,137 15,521 19,350 3,371,246 (15,985) (5,495) (5,820) (9,811) (9,641) (46,752) 3,324,494 Exposure for contingent loans before provisions Provisions recorded Exposure Substandard Substandard net credit Normal portfolio Portfolio Portfolio in default Normal portfolio Portfolio Portfolio in default risk of Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation loans Individual Group Individual Individual Group Total Individual Group Individual Individual Group Total contingent MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Guarantees and sureties 589,036 1,186 593 12,362 — 603,177 (2,981) (20) — (8,036) — (11,037) 592,140 Letters of credit for goods movement transactions 30,161 439 152 — — 30,752 (380) (12) — — — (392) 30,360 Commitments to purchase local currency debt abroad 1,171,735 32,712 29,006 3,526 1,884 1,238,863 (9,170) (724) (3,828) (1,479) (976) (16,177) 1,222,686 Transactions related to contingent events — — — — — — — — — — — — — Undrawn lines of credit with immediate cancellation 249,443 — — 2,763 — 252,206 (2,249) — — (758) — (3,007) 249,199 Unrestricted lines of credit 122,424 851,766 624 235 13,199 988,248 (550) (3,696) (56) (123) (7,127) (11,552) 976,696 Loans for higher education studies law No. 20,027 (CAE) 8,950 — — — — 8,950 (43) — — — — (43) 8,907 Other irrevocable credit commitments — 52,262 — — 853 53,115 — (432) — — (37) (469) 52,646 Other contingent loans — — — — — — — — — — — — — Balance as of September 30, 2023 2,171,749 938,365 30,375 18,886 15,936 3,175,311 (15,373) (4,884) (3,884) (10,396) (8,140) (42,677) 3,132,634

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 152 Note 26 – Other Provisions for Credit Risks, continued d) Summary of changes in provisions – Contingent credits: Changes in provisions for the years in provisions Normal Substandard Portfolio in Portfolio Portfolio default Total Mch$ Mch$ Mch$ Mch$ Balance as of January 1, 2022 (20,257) (3,884) (18,536) (42,677) Recording/(release) of provisions for Change in measurement without portfolio reclassification during the period: (1,157) (2,822) 2,173 (1,806) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)): 1,324 (503) (7,542) (6,721) Normal Individual up to Substandard 513 (1,003) 6 (484) Normal individual up to Individual default — — (8) (8) Substandard up to individual default — 301 (1,216) (915) Substandard up to Normal Individual (68) 181 — 113 Individual default up to Substandard — — 3 3 Individual default up to Normal Individual — — — — Group normal up to Group default 764 — (7,756) (6,992) Group default up to Group normal (8) — 1,626 1,618 Individual (normal, substandard, default) up to Group (normal, default) 122 18 (200) (60) Group (normal, default) up to Individual (normal, substandard, default) 1 — 3 4 New contingent loans granted (9,801) (7,489) (1,905) (19,195) Contingent credits due to conversion to loans 1,738 23 1,733 3,494 Changes in models and methodologies — — — — Exchange rate differences (1,463) (54) (325) (1,842) Other changes in provisions 8,136 8,909 4,950 21,995 Balance as of September 30, 2023 (21,480) (5,820) (19,452) (46,752) Changes in provisions for the years in provisions Normal Substandard Portfolio in Portfolio Portfolio default Total Mch$ Mch$ Mch$ Mch$ Balance as of January 1, 2022 (24,046) (1,541) (12,665) (38,252) Recording/(release) of provisions for Change in measurement without portfolio reclassification during the year: 49 (184) 834 699 Change in measurement due to portfolio reclassification from the beginning to the end of the year (portfolio from (-) to (+)): 2,238 (2,537) (8,525) (8,824) Normal Individual up to Substandard 829 (3,164) — (2,335) Normal individual up to Individual default 14 — (198) (184) Substandard up to individual default — 301 (1,562) (1,261) Substandard up to Normal Individual (43) 107 — 64 Individual default up to Substandard — — — — Individual default up to Normal Individual — — — — Group normal up to Group default 744 — (8,129) (7,385) Group default up to Group normal (8) — 1,626 1,618 Individual (normal, substandard, default) up to Group (normal, default) 774 219 (262) 731 Group (normal, default) up to Individual (normal, substandard, default) (72) — — (72) New contingent loans granted (16,416) (1,398) (2,833) (20,647) Contingent credits due to conversion to loans 6,316 (190) 2,393 8,519 Changes in models and methodologies 5,010 — — 5,010 Exchange rate differences 1,350 27 (253) 1,124 Other changes in provisions 5,242 1,939 2,513 9,694 Balances as of December 31, 2022 (20,257) (3,884) (18,536) (42,677)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 153 Note 27 – Other Liabilities As of September 30, 2023 and December 31, 2022, the composition of the item is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Cash collateral received for derivative financial transactions 199,987 464,722 Accounts payable for intermediation of financial instruments 84,334 18,463 Accounts payable to third parties (1) 87,616 97,522 Other accounts and notes payable to third parties 192,739 278,057 Agreed dividends payable (2) 262 216 Valuation adjustments for macro hedges 6,953 8,700 Liabilities for revenues from ordinary activities arising from contracts with customers (3) 23,383 74,816 VAT debit payable 10,290 11,126 Other cash collateral received 68 66 Pending transactions 58,102 11,794 Other liabilities 11,591 15,876 Total 675,325 981,358 (1) This group includes obligations that do not correspond to business operations, such as price balances for purchases of materials, price balances or obligations under leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment. (2) Correspond to approved dividends pending payment. (3) Corresponds to commissions associated with the financial advisory and insurance brokerage businesses that must be deferred in accordance with the applicable accounting standards.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 154 Note 28 – Equity a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank) As of September 30, 2023 and December 31, 2022, the paid capital of the Bank is represented by ordinary shares subscribed and paid, without nominal value, as presented below: Number of ordinary shares As of September 30, As of December 31, 2023 2022 Issued as of January 1, 973,517,871,202 973,517,871,202 Issuance of paid shares — — Issuance of due shares — — Repurchase of company issued shares — — Share exchange (1) (973,301,530,453) — Sales of company issued shares — — Total 216,340,749 973,517,871,202 x Subscribed and paid shares As of September 30, 2023, the Banks capital is represented by 216,340,749 ordinary shares subscribed and paid, for a total of MCh$2,687,951. On May 26, 2023, a Reverse Stock Split took place in which each shareholder received one new share in exchange for every 4,500 shares of the Bank (1). As a result of this transaction, the Bank's capital has been divided into 216,340,749 outstanding shares, fully subscribed and paid, amounting to MCh$2,687,951. x Purchase and sale of own shares During the nine months periods ended as of September 30, 2023 and the year ended December 31, 2022, there were no transactions for the purchase and sale of company-issued shares.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 155 Note 28 – Equity, continued List of major shareholders The shareholders list as of September 30, 2023 and December 31, 2022 is as follows: Shares Company name or shareholder name As of September 30, 2023 As of December 31, 2022 No. of shares Ownership No. of shares Ownership % (2) % (2) Itaú Unibanco 144,269,397 66.69% 638,826,855,128 65.62 % ITB Holding Brasil Participaçoes Ltda. (1) 77,211,707 35.69% 337,067,239,334 34.62 % Itaú Unibanco Holding S.A. 56,896,856 26.30% 256,035,852,654 26.30 % CGB II SpA 4,002,484 1.85% 18,011,182,273 1.85 % CGB III SpA 890,252 0.41% 4,006,137,826 0.41 % Saga II SpA 3,462,094 1.60% 15,579,424,880 1.60 % Saga III SpA 1,806,004 0.84% 8,127,018,161 0.84 % Others 72,071,352 33.31% 334,691,016,074 34.38 % Local Securities Brokerage 41,593,899 19.23% 154,068,949,153 15.83 % ADRs Holders and Inst. Foreign Investors 13,821,758 6.39% 86,721,547,563 8.91 % Local institutional investors 13,934,439 6.44% 69,728,964,485 7.16 % Other minority shareholders 2,721,256 1.25% 24,171,554,873 2.48 % Total 216,340,749 100.00% 973,517,871,202 100.00% (1) Includes 25,360,509 shares owned by ITB Holding Brasil Participações Ltda. Under custody. (2) The percentages included in this column have been rounded for ease of presentation. These Percentages have been calculated on the basis of the unrounded figures presented in the “No. Shares” column. b) Dividends At the Ordinary Meeting of the Shareholders of Itaú CorpBanca held on April 20, 2023, the shareholders agreed to distribute profits for MCh$130.123 representing 30% of the profits for 2022. Income Allocated to attributable to reserves and equity holders of earnings Allocated to Percentage dividends Banks Retained dividends distributed Shares Per share MCh$ MCh$ MCh$ % No. CLP Year 2022, (Shareholders Meeting April 2023) 433,744 303,621 130,123 30% 973,517,871,202 0.13366 Year 2021, (Shareholders Meeting March 2022) 279,765 196,423 83,342 30% 973,517,871,202 0.08561

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 156 Note 28 – Equity, continued Below is the composition of the basic and diluted profit, attributable to the owners of the Bank, as of September 30, 2023 and 2022. For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 Basic earnings and diluted earnings No. of shar es Amount No. of shar es Amount No. of shar es Amount No. of shar es Amount Millions MCh$ Millions MCh$ Millions MCh$ Millions MCh$ Basic earnings per share Net income for the period/year — 65,290 — 112,983 — 281,375 — 354,467 Weighted average number of outstanding shares 216 — 216 — 216 — 216 — Assumed convertible debt conversion — — — — — — — — Adjusted number of shares 216 — 216 — 216 — 216 — Basic earnings per share (Chilean pesos) — 302 — 522 — 1,301 — 1,638 Diluted earnings per share Net income for the period/year — 65,290 — 112,983 — 281,375 — 354,467 Weighted average number of outstanding shares 216 — 216 — 216 — 216 — Dilutive effects: Assumed convertible debt conversion — — — — — — — — Conversion of common shares — — — — — — — — Options rights — — — — — — — — Adjusted number of shares 216 — 216 — 216 — 216 — Diluted earnings per share (Chilean pesos) — 302 — 522 — 1,301 — 1,638 As of September 30, 2023 and 2022, there were no dilutive effects. c) Valuation accounts Financial instruments to FVTOCI Includes accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. Equity instruments designated to FVTOCI Includes the accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. These results come mainly from minority investments, which are not recyclable. Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the period. Investment in foreign operations hedge: Corresponds to adjustments for hedges of net investment in foreign business. Conversion reserves: It includes the effects of converting the Interim Financial Statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Chile (Chilean peso). Defined benefits obligations reserves: This includes the effects of applying IAS 19 “Employee Benefits”. Minority investments: Includes the accumulated net changes in the fair value of minority investments.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 157 Note 28 – Equity, continued The following are the equity effects and income taxes attributable to the owners of the Bank as of September 30, 2023 and December 31, 2022: ELEMENTS THAT WILL NOT ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME BE RECLASSIFIED IN INCOME Variation type of Instrument Recognition Instrument Hedges Hedges of Changes in investment in Equity obligations Financial of cash flows Net investment Colombia and branch Subtotal Defined Benefits Subtotal Total In FVTOCI Cash flows in foreign New York In FVTOCI Defined MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Comprehensive income for the period Balances as of January 1, 2023 (132) 14,947 (66,716) (66,343) (118,244) 3,026 (2,853) 173 (118,071) Effects for the period 3,587 (13,539) (7,755) 126,230 108,523 2,629 (3,318) (689) 107,834 Balances as of September 30, 2023 3,455 1,408 (74,471) 59,887 (9,721) 5,655 (6,171) (516) (10,237) Income taxes related to components of other comprehensive income Balances as of January 1, 2023 (2,386) (4,995) 22,559 — 15,178 — 927 927 16,105 Effects for the period (3,686) 3,733 1,156 — 1,203 (30) 1,319 1,289 2,492 Balances as of September 30, 2023 (6,072) (1,262) 23,715 — 16,381 (30) 2,246 2,216 18,597 Net balances as of September 30, 2023 (2,617) 146 (50,756) 59,887 6,660 5,625 (3,925) 1,700 8,360 ELEMENTS THAT WILL NOT ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME BE RECLASSIFIED IN INCOME Variation type of Instrument Recognition Instrument Hedges Hedges of Changes in investment in Equity obligations Financial of cash flows Net investment Colombia and branch Subtotal Defined Benefits Subtotal Total In FVTOCI Cash flows in foreign New York In FVTOCI Defined MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Comprehensive income for the period Balances as of January 1, 2022 (24,991) 40,700 (24,646) 15,354 6,417 1,958 (5,147) (3,189) 3,228 Effects for the period 24,859 35,577 (42,070) (81,697) (63,331) 1,068 2,294 3,362 (59,969) Removal of net foreign hedge — (61,330) — — (61,330) — — — (61,330) Subtotal as of December 31, 2022 (132) 14,947 (66,716) (66,343) (118,244) 3,026 (2,853) 173 (118,071) Income taxes related to components of other comprehensive income Balances as of January 1, 2022 (1,311) (20,871) 18,829 — (3,353) — 1,994 1,994 (1,359) Effects for the period (1,075) (683) 3,730 — 1,972 — (1,067) (1,067) 905 Removal of net foreign hedge — 16,559 — — 16,559 — — — 16,559 Balances as of September 30, 2023 (2,386) (4,995) 22,559 — 15,178 — 927 927 16,105 Net balances as of December 31, 2022 (2,518) 9,952 (44,157) (66,343) (103,066) 3,026 (1,926) 1,100 (101,966)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 158 Note 28 – Equity, continued d) Reserves This item is made up of amounts generated by concepts such as the business combination between Banco Itaú Chile and CorpBanca in 2016, investments after the initial purchase of Colombia in 2019 and 2022, loss absorption in 2020 and first-rate adjustments application years 2008 and 2022, the amounts of the item are as MCh$236,039 as of September 30, 2023 and December 31, 2022. e) Retained earnings from prior years Corresponds to undistributed earnings to shareholders for a total of MCh$498,085 as of September 30, 2023 (MCh$194,464 as of December 31, 2022). f) Non-controlling interest Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below: As of September 30, 2023 and for the periodos ended that date: Other comprehensive income Variation Obligations Total Instrument Variation hedges over Other Subsidiary company No. Financial in Exchange rate Net investment benefits Taxes income Income controlling Equity Income FVTOCI (1) Colombia in foreign (2) Defined Deferred comprehensive comprehensive % MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Itaú Corredor de Seguro Colombia S.A. 0.013% — — — — — — — — — Itaú Colombia S.A. and filiales 0.538% 3,349 20 36 632 54 (18) (25) 679 699 Totales 0.551% 3,349 20 36 632 54 (18) (25) 679 699 As of December 31, 2022 and for the years ended that date: Other comprehensive income Variation Obligations Total Instrument Variation hedges over Other Subsidiary company No. Financial in Exchange rate Net investment benefits Taxes income Income controlling Equity Income FVTOCI (1) Colombia in foreign (2) Defined Deferred comprehensive comprehensive % MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Itaú Corredor de Seguro Colombia S.A. 0.013% — — — — — — — — — Itaú Colombia S.A. and subsidiaries 0.538% 2,650 41 3 20 (53) 15 17 2 43 Total 0.551% 2,650 41 3 20 (53) 15 17 2 43 (1) Includes equity and fixed income instruments at fair value through changes in other comprehensive income. (2) Includes cash flow hedge effect and net investments in foreign.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 159 Note 28 – Equity, continued The detail of the movements of the non-controlling interest as of September 30, 2023 and December 31, 2022, is as follows: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Balances at January 1 2,650 74,700 Comprehensive income for the period 699 43 Effects of change of ownership — (72,093) Final balances 3,349 2,650 Banco Itaú Chile’s main subsidiary with non-controlling interest is as follows: As of September 30, As of December 31, Entity name Country Main Business 2023 2022 Main Ownership percentage Non-controlling interest Ownership percentage Non-controlling interest Itaú Colombia S.A. and subsidiaries Colombia Banking activities 99.462% 0.538% 99.462% 0.538 % Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows: As of September 30, As of December 31, Summary of Statements of Financial Position 2023 2022 MCh$ MCh$ Current assets 5,682,347 4,790,182 Current liabilities (3,120,994) (2,919,490) Net current assets (liabilities) 2,561,353 1,870,692 Non-current assets 1,032,478 665,911 Non-current liabilities (2,971,195) (2,199,580) Net non-current assets (liabilities) (1,938,717) (1,533,669) Total net assets (liabilities) 622,636 337,023 Accumulated non-controlling interest 3,349 2,650 For the three months For the nine months Interim Statement periods ended as of September 30, periods ended as of September 30, of Income 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Interest and indexation income 186,072 140,305 483,198 360,786 Income for the period (2,412) 3,174 3,567 7,304 Income attributable to non-controlling interest (12) 17 20 39 For the three months For the nine months periods ended as of September 30, periods ended as of September 30, Summary of the Interim Statement of Cash Flows 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Net cash flows provided by (used in) operating activities 132,429 (95,609) 170,783 (438,643) Net cash flows provided by (used in) investing activities (69,345) 42,238 (155,469) (117,639) Net cash flows provided by (used in) financing activities (69,058) (15,463) (162,129) (85,396) Net increase (decrease) in cash flows (5,974) (68,834) (146,815) (641,678)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 160 Note 28 – Equity, continued g) Consolidated comprehensive income for the period For the nine months periods ended as of September 30, 2023 2022 Holders Non Interest Holders Non Interest Concepts Of bank controlling Total Of bank controlling Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Consolidated income for the period 281,375 20 281,395 354,467 39 354,506 Other comprehensive income before taxes ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME Actuarial income for defined benefit plans (3,318) (18) (3,336) 1,046 8 1,054 Fair value changes of equity instruments designated at fair value through other comprehensive income 2,629 4 2,633 1,642 7 1,649 Income tax on other comprehensive income that will not be classified as income Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income (30) — (30) — — — Income taxes related to defined benefits obligations 1,319 7 1,326 (587) (3) (590) Subtotal 600 (7) 593 2,101 12 2,113 ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME Changes in the fair value of financial assets at fair value through other comprehensive income 3,587 32 3,619 (21,615) (119) (21,734) Exchange differences by entities abroad 126,230 632 126,862 32,994 37 33,031 Net investment in foreign operations hedges (7,755) 34 (7,721) (71,857) (44) (71,901) Cash flows hedge (13,539) 20 (13,519) (40,221) (14) (40,235) Others — — — — — — Subtotal 108,523 718 109,241 (100,699) (140) (100,839) Income tax on other comprehensive income that can be classified as income Changes in the fair value of financial assets at fair value through other comprehensive income (3,686) (13) (3,699) 10,617 42 10,659 Net investment in foreign operations hedges 1,156 (12) 1,144 10,562 16 10,578 Cash flows hedge 3,733 (7) 3,726 19,627 3 19,630 Subtotal 1,203 (32) 1,171 40,806 61 40,867 Other comprehensive income for the period 110,326 679 111,005 (57,792) (67) (57,859) Comprehensive income for the period 391,701 699 392,400 296,675 (28) 296,647

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 161 Note 28 – Equity, continued For the three months periods ended as of September 30, 2023 2022 Holders Non Interest Holders Non Interest Concepts Of bank controlling Total Of bank controlling Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Consolidated income for the period 65,290 (12) 65,278 112,983 17 113,000 Other comprehensive income before taxes ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME Actuarial income for defined benefit plans (834) (5) (839) 277 4 281 Fair value changes of equity instruments designated at fair value through other comprehensive income 1,718 2 1,720 1,216 4 1,220 Income tax on other comprehensive income that will not be classified as income Income taxes related to changes in fair value of equity instruments designated at fair value through other comprehensive income (4) — (4) — — — Income taxes related to defined benefits obligations 325 2 327 (117) — (117) Subtotal 1,205 (1) 1,204 1,376 8 1,384 ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME Changes in the fair value of financial assets at fair value through other comprehensive income (14,304) (2) (14,306) (7,476) (42) (7,518) Exchange differences by entities abroad 98,857 431 99,288 (22,858) 27 (22,831) Net investment in foreign operations hedges (27,776) (5) (27,781) (15,620) (32) (15,652) Cash flows hedge (19,684) 5 (19,679) 27,901 (11) 27,890 Others — — — — — — Subtotal 37,093 429 37,522 (18,053) (58) (18,111) Income tax on other comprehensive income that can be classified as income Changes in the fair value of financial assets at fair value through other comprehensive income (1,695) — (1,695) 4,728 13 4,741 Net investment in foreign operations hedges 7,807 3 7,810 4,615 11 4,626 Cash flows hedge 4,968 (3) 4,965 (6,817) 7 (6,810) Subtotal 11,080 — 11,080 2,526 31 2,557 Other comprehensive income for the period 49,378 428 49,806 (14,151) (19) (14,170) Comprehensive income for the period 114,668 416 115,084 98,832 (2) 98,830

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 162 Note 29 – Contingencies and Commitments a) Lawsuits and Legal Proceedings Lawsuits in Chile against the Bank with provision As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. The amount of the claims amounts to approximately MCh$51,660 as of September 30, 2023 (MCh$43,913 as of December 31, 2022). However, Management’s opinion based on reports from the Legal Division as of September 30, 2023, attended the procedural state of said trials, it is not possible at this time to conclude whether these could result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements Notwithstanding the above, as of September 30, 2023, provisions amounted to MCh$1,595 (MCh$1,337 as of December 31, 2022) are maintained. Itaú Colombia S.A. Itaú Colombia S.A. and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims amounts to MCh$23,825 as of September 30, 2023 (MCh$27,820, as of December, 31 2022). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$1,562 as of September 30, 2023 (MCh$1,602 as of December 31, 2022).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 163 Note 29 – Contingencies and Commitments, continued b) Contingent loans The following table shows the contractual amounts of the operations that oblige the Bank and/or its subsidiaries to grant loans: Contingent loans As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Guarantors and sureties 693,929 603,177 Guarantees and bonds in Chilean currency 232,216 206,745 Guarantees and bonds in foreign currency 461,713 396,432 Letters of credit for merchandise circulation operations 117,484 153,764 Debt purchase commitments in local currency abroad 6,220 8,950 Transactions related to contingent events 1,934,753 1,954,387 Transactions related to contingent events in Chilean currency 1,122,911 1,218,513 Transactions related to contingent events in Foreign currency 811,842 735,874 Freely available lines of credit that can be cancelled immediately 5,280,879 4,757,552 Available balance of credit line and overdraft agreed in current account - commercial portfolio 495,189 439,856 Available balance of credit line on credit card – commercial portfolio 141,370 127,264 Available balance of credit line and overdraft agreed in checking account - consumer portfolio 806,083 789,516 Available balance of credit line on credit card – consumer portfolio 3,838,237 3,400,916 Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks — — Available lines of credit — — Available balance of credit line and overdraft agreed in current account - commercial portfolio — — Available balance of credit line on credit card – commercial portfolio — — Available balance of credit line and overdraft agreed in checking account - consumer portfolio — — Available balance of credit line on credit card – consumer portfolio — — Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks — — Other loan commitments 448,600 601,476 Credits for higher educationLaw No. 20,027 (CAE) 241,214 349,269 Other irrevocable loan commitments 207,386 252,207 Other contingent loans — — Total 8,481,865 8,079,306

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 164 Note 29 – Contingencies and Commitments, continued c) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Third-party transactions Debt Collections 15,549 16,387 Placement or sale of financial instruments — — Transferred financial assets managed by the Bank 1,028,265 1,126,576 Third-party resources managed by the Bank and its subsidiaries 502,157 480,718 Subtotal 1,545,971 1,623,681 Custody of securities Safeguarded securities held by the Bank and its affiliates 3,411,236 5,122,461 Safeguarded securities deposited in another entity 382,184 287,000 Securities issued by the Bank itself 101,951 100,506 Shares in own name on behalf of unknown third party shareholders — — Dividends received for shares in own name on behalf of unknown third parties shareholders — — Proceeds received in auctions for shares in their own name on behalf of unnamed third-party shareholders — — Funds subject to being transferred by right to the property of the Fire Brigades of Chile — — Subtotal 3,895,371 5,509,967 Total 5,441,342 7,133,648

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 165 Note 29 – Contingencies and Commitments, continued d) Guarantees, Contingencies and other As of September 30, As of December 31, 2023 2022 MCh$ MCh$ Commitments Guarantees for underwriting operations — — Commitments to purchase non-financial assets — — Subtotal — — Assets received as collateral Financial instruments received as collateral for a Margin Account for derivative financial operations with a Central Counterparty Entity in the country — — Financial instruments received as collateral by the Guarantee Fund for derivative financial operations with a Central Counterparty Entity in the country — — Financial instruments received as collateral for derivative financial transactions with a central counterparty entity abroad — — Financial instruments received as collateral for derivative financial operations with other counterparties in the country 16,771 7,706 Financial instruments received as collateral for derivative financial transactions with other counterparties abroad — — Other financial assets received as collateral 224,765 156,358 Other non-financial assets received as collateral — — Subtotal 241,536 164,064 Assets pledged as collateral Financial instruments pledged as collateral for Margin Account for derivative financial transactions with a Central Counterparty in the country 118,824 173,492 Financial instruments pledged as collateral by Guarantee Fund for derivative financial transactions with a Central Counterparty in the country 72,411 123,632 Financial instruments pledged as collateral for derivative financial transactions with a central counterparty abroad 13,331 — Financial instruments pledged as collateral for derivative financial operations with other counterparties in the country — — Financial instruments pledged collateral for derivative financial transactions with other counterparties abroad 62,393 34,172 Other financial assets pledged as collateral 3,270,540 3,115,808 Other non-financial assets pledged as collateral — — Subtotal 3,537,499 3,447,104 Total 3,779,035 3,611,168

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 166 Note 29 – Contingencies and Commitments, continued Banco Itaú Chile As a result of the financial tensions generated by the pandemic Covid-19, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh), They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry, On January 31, 2022, the Bank has renewed the maturity of the LCL line for two additional years, thus converting this facility into FCIC. On November 2, 2022, the BCCH informed the Chilean banking industry that in order to facilitate the orderly maturity process of the FCIC, the Central Bank’s Board has established a program for the standardization of eligible collateral, consisting of the replacement of the current stock of pledged loan portfolio with eligible instruments for the rest of the BCCh’s regular liquidity operations, which include the Intraday Liquidity Facility (FLI), the Permanent Liquidity Facility (FPL) and REPOS. This standardization program began on January 26, 2023, reducing the collateralization of the pledged loan portfolio at a rate of 1/18 per month. As of September 30, 2023, the Bank has pledged loans for the use of FCIC provided by the BCCH, the outstanding principal of the pledged loans amounts to a total of MCh$1,345,278 (MCh$2,401,690 as of December 31, 2022), while the credit quality of the pledged loans varies between A1 and A4. Additionally, the Bank has pledged as collateral, financial instruments classified in the portfolio at fair value through other comprehensive income for an amount of MCh$2,308,375 (MCh$1,372,525 as of December 31, 2022). Itaú Corredores de Seguros Limitada In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Financial Market Commission, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies: Entity Starting date Term date Amount (UF) Beneficiary Consorcio Nacional de Seguros S.A 15-04-2023 14-04-2024 60.000 y 500 Itaú Corredores de Seguros Ltda.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 167 Note 29 – Contingencies and Commitments, continued Itaú Corredores de Bolsa Limitada In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker, The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions: Entity Starting date Term date Amount (UF) Beneficiary Mapfre Compañía de Seguros S.A 04-22-2022 04-22-2024 16,000 Bolsa Electrónica de Chile Mapfre Compañía de Seguros S.A 04-22-2022 04-22-2024 4,000 Bolsa de Comercio de Santiago In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows: Entity Starting date Term date Amount (UF) Beneficiary Orion Seguros Generales S.A. 06-30-2023 12-19-2023 5.000 y 10.000 Bolsa Electrónica de Chile The Company recorded a lien on the shares of the Santiago Stock Exchange in favor of the Santiago Stock Exchange to guarantee compliance with the obligations with respect to the transactions carried out with other brokers, The amount is MCh$12,396 as of September 30, 2023 (MCh$326 as of December 31, 2022). The Brokerage Firm is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it has constituted a guarantee through Mapfre Compañía de Seguros S.A. in the amount of UF 10,000 with maturity on June 18, 2024 as representative of the beneficiaries of the guarantee in Articles 98 and 99 of Law No, 20,172, in order to guarantee the faithful and full compliance with our Portfolio Management obligations. There are guarantees constituted of US$100,000 equivalent to MCh$89, to guarantee operations with foreign traders, Pershing. As of September 30, 2023, the Brokerage Firm holds fixed income securities to guarantee transactions in the Securities Clearing and Settlement Clearing House for MCh$8,007 (MCh$4,773 as of December 31, 2022). Itaú Administradora General de Fondos S.A. During the year 2023, the Company has contracted Guarantee Bonds in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from non-compliance in accordance with the provisions of Articles 12 and 13 of the Sole Law: of Funds No. 20,712. Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor’s workers: Entity Starting date Term date Amount (UF) Beneficiary Banco Bice 12-30-2021 12-29-2023 500 Corporación de Fomento de la Producción CORFO Banco Bice 12-30-2021 12-29-2023 15,000 Corporación de Fomento de la Producción CORFO

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 168 Note 30 – Interest Income and Expense This item includes accrued interest for all financial assets and liabilities, interest income and expenses whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for interest that are shown in the Consolidated Statement of Income for the period. a) The details of interest incomes, including the result for accounting hedge, for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows For the three months periods ended as of September 30, For the nine months periods ended as of September 30, Interest income 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans 4,381 6,656 12,222 13,476 Debt financial instruments 13,126 9,223 31,762 21,042 Interbank loans 854 447 2,504 1,119 Commercial loans 377,543 259,494 1,073,993 646,900 Mortgage loans 67,810 58,007 191,351 162,074 Consumer loans 137,970 107,809 389,793 293,039 Other financial instruments 29,767 23,307 81,890 46,816 Subtotal 631,451 464,943 1,783,515 1,184,466 Financial assets at fair value through other comprehensive income Debt financial instruments 85,116 61,472 286,121 147,266 Other financial instruments 2,026 646 4,601 1,325 Subtotal 87,142 62,118 290,722 148,591 Result of accounting hedges of interest rate risk (1) 34,561 23,138 85,112 53,055 Totals 753,154 550,199 2,159,349 1,386,112 (1) Market adjustments are presented in this line for hedging derivatives used in asset hedges except in the case of foreign currency hedges and cash flow hedges (cross-currency), their total market adjustment is included in the resulting exchange rate.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 169 Note 30 – Interest Income and Expense, continued b) Interest subject of recognition of results, as indicated in Note 2, are recorded in accounts, as long as they are not actually received. Following is a detail of the suspended interest as of September 30, 2023 and 2022: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Commercial loans 11,691 7,991 28,016 20,224 Mortgage loans 988 596 3,119 2,546 Consumer loans 1,410 1,705 4,051 3,052 Totals 14,089 10,292 35,186 25,822 c) The detail of interest expense, including the result from accounting hedges, for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows: For the three months periods ended as of September 30, For nine months periods ended as of September 30, Interest Expenses 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand deposits (34,198) (28,134) (89,178) (67,373) Deposits and other term deposits (304,045) (210,268) (893,453) (464,918) Repurchase agreement obligations and securities loans (12,907) (10,212) (33,307) (20,458) Obligations with banks (35,092) (18,706) (87,980) (38,156) Debt instruments issued (61,363) (56,528) (182,025) (159,385) Other financial obligations (9,354) (1,535) (27,484) (1,909) Obligations from lease contracts (1,304) (946) (3,717) (2,555) Regulatory equity financial instruments issued (10,594) (11,921) (32,734) (34,478) Result of accounting hedges of interest rate risk (1) (11,749) 25,881 (26,268) 76,910 Total (480,606) (312,369) (1,376,146) (712,322) (1) Market adjustments are presented in this line for hedging derivatives used in liability hedges except in the case of foreign currency hedges and cash flow hedges (cross-currency), their total market adjustment is included in the resulting exchange rate. For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the three and nine months periodos ended as of September 30, 2023 is MCh$783,203 (MCh$673,790 as of September 30, 2022).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 170 Note 31 – Readjustment Income and Expenses This item includes the readjustments accrued in the period for all financial assets and liabilities, income and expenses for readjustments whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for readjustments that are shown in the Interim Consolidated Financial Statements for the period. a) The composition of readjustment income, including the result from accounting hedges, for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, Readjustments income 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans — — — — Debt financial instruments 1,225 13,660 11,918 38,192 Interbank loans — — — — Commercial loans 13,777 164,664 126,047 454,296 Mortgage loans 19,694 208,542 194,526 580,110 Consumer loans 5 65 45 215 Other financial instruments 1,011 2,299 3,301 8,743 Subtotal 35,712 389,230 335,837 1,081,556 Financial assets at fair value through other comprehensive income Debt financial instruments 949 6,160 3,039 22,421 Other financial instruments — — — — Subtotal 949 6,160 3,039 22,421 Result of accounting hedges for the risk due to indexation to the UF (1) (8,443) (81,684) (65,545) (233,186) Total 28,218 313,706 273,331 870,791 (1) Market adjustments are presented in this line for hedging derivatives used in asset hedges except in the case of foreign currency hedges and cash flow hedges (cross-currency), their total market adjustment is included in the resulting exchange rate. Readjustment subject to suspension of recognition of income, as indicated in Note 2, is recorded in memorandum accounts until they are effectively received. The following is a detail of the suspended indexation as of September 30, 2023 and 2022: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, Incomes from readjustments 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Commercial loans 261 1,938 2,291 4,444 Mortgage loans 176 3,287 739 8,561 Consumer loans — — — — Total 437 5,225 3,030 13,005

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 171 Note 31 – Readjustment Income and Expenses, continued b) The detail of the readjustmen expenses, including the result from accounting hedges, for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, Readjustment expenses 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand deposits (70) (597) (821) (2,222) Deposits and other term deposits (2,706) (34,190) (31,965) (76,074) Repurchase agreement obligations and securities loans — — — — Obligations with banks — (1,152) (130) (3,138) Debt instruments issued (18,548) (186,814) (188,581) (513,989) Other financial obligations (505) (3,888) (3,987) (15,318) Obligations from lease contracts (3,058) (33,354) (30,772) (93,154) Result of accounting hedges of interest rate risk (1) — — — — Total (24,887) (259,995) (256,256) (703,895) (1) Market adjustments are presented in this line for hedging derivatives used in liability hedges except in the case of foreign currency hedges and cash flow hedges (cross-currency), their total market adjustment is included in the resulting exchange rate. For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the periods ended September 30, 2023 is MCh$17,075 (MCh$166,896 as of September 30, 2022).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 172 Note 32 – Commission Income and Expense a) Commission income It includes the amount of all commissions accrued and received in the period, generated by business segments, except those that are an integral part of the effective interest rate of financial instruments for income from ordinary activities. For the three months periods ended as of September 30, For the nine months periods ended as of September 30, Commission income 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Commissions from prepayment of loans 2,268 1,236 5,742 3,264 Commissions from loans with letters of credit 41 55 125 158 Commissions from line of credit and checking account overdraft 1,310 682 3,441 2,980 Commissions from letters of credit and credit guarantees 7,090 6,371 19,883 17,961 Commissions from card services 21,410 21,082 61,956 62,576 Commissions from account management 3,333 3,461 10,459 9,804 Commissions from collections, payments and recoveries 11,762 9,699 31,328 28,331 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 1,198 1,002 3,123 2,681 Compensation from mutual funds management, investment funds or others 3,940 3,387 11,071 10,171 Insurance related to the granting of loans to individuals 9,771 11,177 29,191 32,301 Commissions from factoring services 161 123 429 378 Commissions from finance leasing operation services 5 11 21 32 Commissions from Securitizations 10 11 26 35 Commissions from financial advice 1,177 2,287 6,509 8,489 Commissions from foreign currency exchange 822 1,001 2,578 2,811 Commissions from student loan management 1,231 1,367 3,831 4,141 Other earned commissions (1) 2,796 3,444 69,854 9,679 Total commission income 68,325 66,396 259,567 195,792 (1) They include $60,725 million corresponding to the recognition in result for the granting of the right of exclusive access to Cardif to the bank's distribution channels, whose implementation was completed during the month of April 2023, complying with the performance obligation.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 173 Note 32 – Commission Income and Expense, continued b) Commission expenses This category includes commission expenses for the period related to the normal operations of the Bank and its subsidiaries: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, Commission expense 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Commissions from card operation (11,515) (13,355) (34,278) (35,740) Commissions from licensing the use of card brands (587) (607) (1,552) (1,637) Other commissions from services linked to the credit and payment system with provision funds as a means of payment — (483) — (889) Expenses from obligations of loyalty programs and merits for card clients (6,106) (6,354) (17,488) (15,996) Commissions from securities transactions (1,084) (1,365) (4,069) (3,784) Commissions from correspondent bank domestically and abroad (912) (1,060) (2,264) (2,809) Commissions from electronic fund transfer services (288) (275) (722) (865) Commission expenses related to loans (278) (384) (1,326) (1,048) Other commissions from received services (1,455) (1,163) (3,292) (3,414) Total commission expenses (22,225) (25,046) (64,991) (66,182) Commissions earned on transactions with letters of credit are presented in the Consolidated Statement of Income for the period under “Interest income and expense” and “Interest and readjustment income and expenses”.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 174 Note 32 – Commission Income and Expense, continued The result of financial assets or liabilities includes the amount of adjustments for changes in financial instruments, except for those attributable to interest accrued by application of the effective interest rate method of asset value adjustments, as well as the results obtained in their purchase and sale. Financial results from exchanges, readjustment and hedging of foreign currency, including incomes from foreign currency trading, the differences derived from the conversion of monetary items in foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their disposal. c) Income and expenses from commissions generated by segment and income recognition schedule Segments Recognition of income from ordinary activities calendar For the three months periods ended as of September 30, 2023 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 2,205 63 2,268 — 2,268 — Commissions from loans with letters of credit 41 — 41 — 41 — Commissions from line of credit and checking account overdraft 457 853 1,310 — 1,310 — Commissions from letters of credit and credit guarantees 5,394 1,696 7,090 — 7,090 — Commissions from card services 14,027 7,383 21,410 5,728 15,682 — Commissions from account management 2,941 392 3,333 — 3,333 — Commissions from collections, payments and recoveries 4,828 6,934 11,762 1,431 9,420 911 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 991 207 1,198 69 1,129 — Fees from mutual funds management, investment funds or others 3,929 11 3,940 — 3,940 — Insurance brokerage and consulting fees Insurance related to the granting of loans to individuals 8,888 883 9,771 — — 9,771 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 161 — 161 — 161 — Commissions from finance leasing operation services — 5 5 — 5 — Commissions from Securitizations — 10 10 — 10 — Commissions from financial advice 1,147 30 1,177 499 678 — Other earned commissions 4,369 480 4,849 — 4,849 — Subtotal 49,378 18,947 68,325 7,727 49,916 10,682 Commission expenses Commissions from card operation (5,542) (5,973) (11,515) (4,825) (6,690) — Commissions from licensing the use of card brands — (587) (587) (587) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment — — — — — — Expenses from obligations of loyalty programs and merits for card clients (4,980) (1,126) (6,106) — (6,106) — Commissions from securities transactions (632) (452) (1,084) — (1,084) — Other commissions from received services (1,358) (1,575) (2,933) — (2,608) (325) Subtotal (12,512) (9,713) (22,225) (5,412) (16,488) (325) Total Income and expenses from net commissions 36,866 9,234 46,100 2,315 33,428 10,357

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 175 Note 32 – Commission Income and Expense, continued Segments Recognition of income from ordinary activities calendar For the nine months periods ended as of September 30, 2023 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 5,611 131 5,742 — 5,742 — Commissions from loans with letters of credit 125 — 125 — 125 — Commissions from line of credit and checking account overdraft 1,808 1,633 3,441 — 3,441 — Commissions from letters of credit and credit guarantees 15,445 4,438 19,883 — 19,883 — Commissions from card services 42,284 19,672 61,956 15,861 46,095 — Commissions from account management 9,445 1,014 10,459 — 10,459 — Commissions from collections, payments and recoveries 14,084 17,244 31,328 3,254 25,915 2,159 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 2,371 752 3,123 227 2,896 — Fees from mutual funds management, investment funds or others 10,518 553 11,071 — 11,071 — Insurance brokerage and consulting fees — — — — — Insurance related to the granting of loans to individuals 26,707 2,484 29,191 — — 29,191 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 429 — 429 — 429 — Commissions from finance leasing operation services — 21 21 — 21 — Commissions from Securitizations — 26 26 — 26 — Commissions from financial advice 6,172 337 6,509 1,323 5,186 — Other earned commissions 74,349 1,914 76,263 — 76,263 — Subtotal 209,348 50,219 259,567 20,665 207,552 31,350 Commission expenses Commissions from card operation (17,704) (16,574) (34,278) (13,649) (20,629) — Commissions from licensing the use of card brands — (1,552) (1,552) (1,552) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment — — — — — — Expenses from obligations of loyalty programs and merits for card clients (14,654) (2,834) (17,488) — (17,488) — Commissions from securities transactions (2,764) (1,305) (4,069) — (4,069) — Other commissions from received services (3,996) (3,608) (7,604) — (6,845) (759) Subtotal (39,118) (25,873) (64,991) (15,201) (49,031) (759) Total Income and expenses from net commissions 170,230 24,346 194,576 5,464 158,521 30,591

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 176 Note 32 – Commission Income and Expense, continued Segments Recognition of income from ordinary activities calendar For the three months periods ended as of September 30, 2022 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 1,202 34 1,236 — 1,236 — Commissions from loans with letters of credit 55 — 55 — 55 — Commissions from line of credit and checking account overdraft 367 315 682 — 682 — Commissions from letters of credit and credit guarantees 5,120 1,251 6,371 — 6,371 — Commissions from card services 13,392 7,690 21,082 5,934 15,149 — Commissions from account management 3,072 389 3,461 — 3,461 — Commissions from collections, payments and recoveries 4,094 5,605 9,699 892 8,335 472 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 743 259 1,002 234 768 — Fees from mutual funds management, investment funds or others 3,385 2 3,387 — 3,387 — Insurance brokerage and consulting fees Insurance related to the granting of loans to individuals 10,180 997 11,177 — — 11,177 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 123 — 123 — 123 — Commissions from finance leasing operation services — 11 11 — 11 — Commissions from Securitizations — 11 11 — 11 — Commissions from financial advice 2,001 286 2,287 495 1,792 — Other earned commissions 5,104 708 5,812 — 5,811 — Subtotal 48,838 17,558 66,396 7,555 47,192 11,649 Commission expenses Commissions from card operation (6,452) (6,903) (13,355) (5,542) (7,813) — Commissions from licensing the use of card brands — (607) (607) (607) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment (483) — (483) — (483) — Expenses from obligations of loyalty programs and merits for card clients (5,113) (1,241) (6,354) — (6,354) — Commissions from securities transactions (979) (386) (1,365) (8) (1,357) — Other commissions from received services (1,522) (1,360) (2,882) (1) (2,761) (120) Subtotal (14,549) (10,497) (25,046) (6,158) (18,768) (120) Total Income and expenses from net commissions 34,289 7,061 41,350 1,397 28,424 11,529

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 177 Note 32 – Commission Income and Expense, continued Segments Recognition of income from ordinary activities calendar For the nine months periods ended as of September 30, 2022 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 3,202 62 3,264 — 3,264 — Commissions from loans with letters of credit 158 — 158 — 158 — Commissions from line of credit and checking account overdraft 1,830 1,150 2,980 — 2,980 — Commissions from letters of credit and credit guarantees 13,736 4,225 17,961 — 17,961 — Commissions from card services 40,235 22,341 62,576 19,363 43,213 — Commissions from account management 8,747 1,057 9,804 — 9,804 — Commissions from collections, payments and recoveries 11,641 16,690 28,331 3,044 23,695 1,592 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 1,963 718 2,681 234 2,447 — Fees from mutual funds management, investment funds or others 10,159 12 10,171 — 10,171 — Insurance brokerage and consulting fees Insurance related to the granting of loans to individuals 29,229 3,072 32,301 — — — Insurance not related to the granting of loans to individuals — — — — — 32,301 Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 378 — 378 — 378 — Commissions from finance leasing operation services — 32 32 — 32 — Commissions from Securitizations — 35 35 — 35 — Commissions from financial advice 5,858 2,631 8,489 1,078 7,411 — Other earned commissions 14,688 1,943 16,631 — 16,631 — Subtotal 141,824 53,968 195,792 23,719 138,180 33,893 Commission expenses Commissions from card operation (15,467) (20,273) (35,740) (16,585) (19,155) — Commissions from licensing the use of card brands — (1,637) (1,637) (1,637) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment (889) — (889) — (889) — Expenses from obligations of loyalty programs and merits for card clients (12,417) (3,579) (15,996) — (15,996) — Commissions from securities transactions (2,581) (1,203) (3,784) (8) (3,776) — Other commissions from received services (4,446) (3,690) (8,136) (1) (8,015) (120) Subtotal (35,800) (30,382) (66,182) (18,231) (47,831) (120) Total Income and expenses from net commissions 106,024 23,586 129,610 5,488 90,349 33,773

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 178 Note 33 – Net Financial Income Detail of the amounts of net income from financial operations, shown in the Interim Consolidated Financial Statements for the period corresponds to the following concepts: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Results from financial assets to be traded at fair value through profit or loss Financial derivative contracts 75,762 107,373 (55,765) 260,300 Debt financial instruments (4,744) 3,640 34,537 (1,809) Other financial instruments 1,685 1,859 5,080 3,431 Subtotal 72,703 112,872 (16,148) 261,922 Results from financial liabilities to be traded at fair value through profit or loss Financial derivative contracts — — — — Other financial instruments — — — — Subtotal — — — — Financial result for financial assets not held for trading compulsory valued at fair value through profit or loss Debt financial instruments — — — Other (9,178) (8,602) (11,052) (9,805) Subtotal (9,178) (8,602) (11,052) (9,805) Financial results for financial assets designated at fair value through profit or loss Debt financial instruments — — — — Other financial instruments — — — — Subtotal — — — — Financial results for financial liabilities designated at fair value through profit or loss Deposits, other term deposits and other term deposits — — — — Debt instruments issued — — — — Other — — — — Subtotal — — — — Financial result from financial write-offs of assets and liabilities not measured at fair value through profit or loss Financial assets at amortized cost 4,620 (190) 10,320 920 Financial assets at fair value through other comprehensive income (5,146) (6,465) (501) (16,050) Financial liabilities at amortized cost — — — — Issued regulatory capital financial instrument — — — — Subtotal (526) (6,655) 9,819 (15,130) Results from exchanges, readjustment and hedging of foreign currency Result from foreign currency exchange 34,050 (40,364) 123,857 (54,419) Results from adjustments in exchange rate — — Financial assets to be traded at fair value through profit or loss — — — — Financial assets not held for trading compulsorily valued at fair value through profit or loss — — — — Financial assets designated at fair value through profit or loss — — — — Financial assets at fair value through other comprehensive income — — — — Financial assets at amortized cost 1,061 541 414 1,680 Other assets 12 26 15 28 Financial liabilities at amortized cost (24) (2) (8) (2) Financial liabilities designated at fair value through profit or loss — — — — Financial liabilities designated at fair value through profit or loss — — — — Issued regulatory capital financial instrument — — — — Net result of derivatives in accounting hedges of foreign currency risk 3,520 3,434 6,924 4,449 Subtotal 38,619 (36,365) 131,202 (48,264) Financial result from reclassification of financial assets due to a change in the business model From financial assets at amortized cost to financial assets to be traded at fair value through profit or loss — — — — From financial assets at fair value with changes in other comprehensive income to financial assets to be traded at fair value through profit or loss — — — — Subtotal — — — — Other financial result from changes in financial assets and liabilities Financial assets at amortized cost — — — — Financial assets at fair value through other comprehensive income — — — — Financial liabilities at amortized cost — — — — Obligations from lease contracts — — — — Issued regulatory capital financial instrument — — — — Subtotal — — — — Other financial result from ineffective accounting hedge 314 (1,290) 1,162 (1) Other financial result from accounting hedges of different kind (1,922) 1,877 (3,053) 2,384 Subtotal (1,608) 587 (1,891) 2,383 Total 100,010 61,837 111,930 191,106 Financial results declared in this note do not relate to any change in the business model the bank may have had.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 179 Note 34 – Income from Investment in Companies a) Interim Consolidated Statement of Income presents results from investments in companies for MCh$798 and MCh$329 for the three month periods ended and MCh$3.451 and MCh$3.083 for the nine month periods ended as of September 30, 2023 and 2022, respectively, as follows: For the three months periods ended as of September 30, 2023 2022 Company Ownership interest Investment value Ownership interest Investment value % MCh$ % MCh$ Investments valued at equity value Transbank S.A. 8.7188% 425 8.7188% 224 Combanc S.A. 9.8114% 6 9.8100% 27 Imerc OTC S.A. 8.6624% 43 8.6624% 36 Dividends received from minority investments 324 42 Total 798 329 For the nine months periods ended as of September 30, 2023 2022 Company Ownership interest Investment value Ownership interest Investment value % MCh$ % MCh$ Investments valued at equity value Transbank S.A. 8.7188% 1,278 8.7188% 1,183 Combanc S.A. 9.8114% 41 8.1848% 55 Imerc OTC S.A. 8.6624% 74 8.6624% 74 Dividends received from minority investments 2,058 1,771 Total 3,451 3,083

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 180 Note 35 – Non-Current Assets and Disposal Groups not Admissible as Dscontinued Operations The details of the item result of non-current assets and disposal groups not admissible as discontinued operations (assets received in payment) ia as follows: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Result of non-current assets and disposal groups not qualifying as discontinued operations Net result for goods received in payment or adjudicated in judicial auction 1,407 1,235 2,784 3,081 Other incomes for goods received in payment or adjudicated in judicial auction 937 2,982 1,400 3,935 Provisions for adjustments to the net realizable value of assets received in payment or adjudicated in judicial auction 149 (779) (1,964) (2,890) Write-offs of goods received in payment or adjudicated in judicial auction (558) (651) (1,626) (1,805) Expenses for maintenance of goods received in payment or awarded in judicial auction (213) (166) (711) (683) Non-current assets for sale 507 (1,316) 1,157 (2,296) Total 2,229 1,305 1,040 (658)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 181 Note 36 – Other Operating Income and Expenses During the three and nine month periods ended ad of September 30, 2023 and 2022, the bank presents other operating income and expenses according to the following detail: a) Other operating incomes Detail of other operating incomes, is as follows: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Compensation from insurance companies for claims other than operational risk events 1 (40) 1 — Net income from investment properties — — — — Income from issued card brands (VISA, MC, etc.) — 3,831 71 3,831 Correspondent bank income — — — — Income other than interests and commissions from lease agreements — (23) — — Income from expense recovery 656 890 2,277 9,247 Other leasing income — 304 543 916 Other income from assigned credits 2,214 294 2,214 2,076 Other income 4,014 1,770 10,903 4,319 Totals 6,885 7,026 16,009 20,389 b) Other operating expenses For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Expense of provisions for operational risk 114 1,821 72 (460) Expense recoveries for operational risk events 769 763 2,667 2,081 Provisions for lawsuits and litigation (392) (314) (483) (1,074) Other provisions for other contingencies — — 74 82 Expenses for credit operations of financial leasing (83) (57) (417) (170) Provisions for restructuring plans 1,250 — (2,451) — Expenses for credit operations of factoring (90) (18) (163) (65) Losses from commercial decision (854) (826) (2,746) (2,280) Expenses and provisions associated with loans under Law No, 20,027 (497) (1,231) (2,252) (4,081) Other operational expenses (761) (2,128) (3,234) (8,772) Total (544) (1,990) (8,933) (14,739)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 182 Note 37 – Employee Benefit Obligations Expenses The details of the item compensation and personnel expenses for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Expenses for short-term employee benefit (73,910) (74,093) (208,269) (205,950) Compensation (50,318) (48,817) (145,633) (140,519) Incentives (performance-related bonus) (15,704) (17,750) (39,312) (43,328) Profit-sharing (7,799) (7,437) (23,125) (21,107) Other (89) (89) (199) (996) Expenses for post employment employee benefits — — — — Expenses for long-term employee benefit (473) (417) (984) (969) Compensation (473) (417) (984) (844) Incentives (performance-related bonus) — — — (125) Other — — — — Expense for employee benefits due to termination of employment contract (3,717) (2,599) (9,931) (19,130) Severance indemnities (3,717) (2,599) (9,931) (19,130) Other — — — — Expenses for employee payments based on shares or equity instruments — 819 (2,403) 87 Equity-settled share-based payment transactions — — — — Cash-settled share-based payment transactions — 819 (2,403) 87 Expenses for obligations for defined contribution post-employment plans — — — — Expenses for obligations for post-employment defined benefit plans (566) (476) (1,498) (1,445) Expenses for other obligations with personnel — — — — Other personnel expenses (5,269) (6,597) (17,328) (14,683) Training expenses (173) (609) (1,337) (1,518) Expenses for nursery and kindergarten (163) (147) (465) (443) Other (4,933) (5,841) (15,526) (12,722) Total (83,935) (83,363) (240,413) (242,090)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 183 Nota 38 – Administrative Expenses The details of the item Administrative Expenses for the three and nine month periods ended as September 30, 2023 and 2022 is as follows: For the three months periods ended as of September 30 For the nine months periods ended as of September 30 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Administrative expenses (50,714) (51,333) (142,676) (146,288) Expenses for short-term leases (499) (534) (1,237) (1,485) Expenses for low-value leases — — — — Other expenses of obligations for lease contracts (59) (66) (176) (174) Maintenance and repair of fixed assets (8,859) (8,027) (22,240) (22,933) Insurance premiums except to cover operational risk events (3,980) (4,817) (11,854) (14,488) Office supplies (507) (460) (1,413) (1,198) IT and communications expenses (12,936) (12,361) (37,036) (33,546) Lighting, heating and other services (634) (721) (1,910) (2,174) Surveillance services and transportation of valuables (1,282) (1,235) (3,956) (4,287) Expenses for personnel representation and travel (497) (564) (1,741) (1,131) Legal and notarial expenses (5,078) (5,183) (16,640) (14,353) Fees for review and audit of the financial statements by the external auditor (441) (395) (1,034) (1,027) Fees for advice and consultancies carried out by the external auditor — — — — Fees for advice and consultancies carried out by other auditing companies (18) (18) (51) (51) Title classification fees — — — — Fees for other technical reports (4,025) (7,416) (10,130) (17,391) Fines applied by the Financial Market Commission — — — (4) Fines applied by other agencies (22) (75) (87) (234) Other general management expenses (11,877) (9,461) (33,171) (31,812) Outsourced services (9,186) (8,334) (25,759) (24,822) Data processing (3,312) (3,089) (9,574) (8,921) Technological development service, certification and technological testing (9) — (9) — External human resource administration service and external personnel — — — — Appraisal service (19) (59) (61) (87) Call center service for sales, marketing, quality assurance and costumer service (103) (73) (297) (275) External collection service (907) (405) (2,063) (1,189) External ATM administration and maintenance service — — — — External cleaning service, casino, files and documents custody, furniture and equipment storage (143) (120) (377) (469) Sale services and product distribution (53) (29) (145) (60) External credit evaluation service — — — — Other outsourced services (4,640) (4,559) (13,233) (13,821) Board of directors expenses (300) (278) (889) (977) Board of directors compensations (300) (278) (889) (977) Other board of directors expenses — — — — Advertisement (4,740) (3,789) (11,843) (9,850) Taxes, real estate tax and other legal charges (12,391) (10,682) (32,091) (29,689) Real estate taxes (128) (86) (230) (229) Municipal licenses (297) (415) (1,164) (1,119) Other taxes other than income (9,208) (7,639) (22,518) (21,047) Control contributions to the regulator (2,758) (2,542) (8,179) (7,294) Other legal fees — — — — Total (77,331) (74,416) (213,258) (211,626)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 184 Note 39 – Depreciation and Amortization Values corresponding to fees by concept of depreciation and amortization for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows: For the three months periods ended as of September 30, For the nine months periods ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Depreciation and amortization Amortization of intangible assets (15,675) (13,891) (47,029) (40,180) Depreciation for fixed assets (2,974) (3,065) (8,654) (9,144) Depreciation and amortizations for assets with rights to use in leases (7,622) (7,101) (22,030) (20,846) Depreciation of other assets for investment properties — — — — Amortization of other assets per revenue asset from ordinary activities from costumer contracts — — — — Total Depreciation and amortization (26,271) (24,057) (77,713) (70,170)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 185 Note 40 – Impairment of non-Financial Assets As of September 30, 2023 and 2022, the Bank and its subsidiaries assess at the end of each reporting period whether there is any indication of impairment of any asset, and no indication of impairment has been identified for the periods reported. For more information regarding Intangible Asset Impairment see Note 15 section d).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 186 Note 41 – Credit Loss Expenses a) Summary of credit loss expense for the three and nine months periods ended as of September 30, 2023 and 2022, is as follows: For the three months periods For the nine months periods Summary of credit loss in the period ended as of September 30, ended as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Expense of provisions constituted for loan credit risk (99,851) (91,256) (291,512) (212,888) Expense of special provisions for credit risk 1,438 (21,367) 1,938 (44,491) Write-off credit recovery 14,578 17,036 42,056 47,297 Impairment due to credit risk of other financial assets at amortized cost 41 (75) (58) (100) Impairment due to credit risk of financial assets at fair value through other comprehensive income 34 28 301 (118) Total (83,760) (95,634) (247,275) (210,300) b) Flow of provision expenses constituted for credit risk and expense for credit losses of loans for the three and nine months periods ended September 30,2023 and 2022, is as follows: For the three months periods ended as of September 30, 2023 Normal Substandard Non performing Deductible Loan provision portfolio portfolio portfolio guarantees expense in the year evaluation evaluation evaluation FOGAPE Total Individual Group Individual Individual Group Subtotal Covid-19 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans Creation of provisions (351) — — — — (351) — (351) Release of provisions 308 — — — — 308 — 308 Subtotal (43) — — — — (43) — (43) Commercial loans Creation of provisions (2,422) (9,965) (3,026) (18,322) (2,073) (35,808) (377) (36,185) Provisions released 9,743 514 2,300 1,826 (508) 13,875 4,060 17,935 Subtotal 7,321 (9,451) (726) (16,496) (2,581) (21,933) 3,683 (18,250) Mortgage loans Creation of provisions — (106) — — (2,455) (2,561) — (2,561) Provisions released — 1,553 — — 155 1,708 — 1,708 Subtotal — 1,447 — — (2,300) (853) — (853) Consumer loans Creation of provisions — (40,206) — — (49,725) (89,931) — (89,931) Release of provisions — 184 — — 9,042 9,226 — 9,226 Subtotal — (40,022) — — (40,683) (80,705) — (80,705) Expense of constituted provisions 7,278 (48,026) (726) (16,496) (45,564) (103,534) 3,683 (99,851) Recovery of writen-off loans Interbank loans — — — — — — — — Commercial loans — — — — — — — 4,207 Mortgage loans — — — — — — — 1,504 Consumer loans — — — — — — — 8,867 Subtotal — — — — — — — 14,578 Credit loss expense 7,278 (48,026) (726) (16,496) (45,564) (103,534) 3,683 (85,273)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 187 Note 41 – Credit Loss Expenses, continued For the nine months periods ended as of September 30, 2023 Loan provision Normal Substandard Non performing Deductible expense in the period portfolio portfolio portfolio guarantees evaluation evaluation evaluation FOGAPE Total Individual Group Individual Individual Group Subtotal Covid-19 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans Creation of provisions (399) — — — — (399) — (399) Release of provisions 805 — — — — 805 — 805 Subtotal 406 — — — — 406 — 406 Commercial loans Creation of provisions (9,382) (32,838) (12,136) (43,441) (14,720) (112,517) (3,259) (115,776) Provisions released 25,872 3,530 9,415 11,676 746 51,239 6,956 58,195 Subtotal 16,490 (29,308) (2,721) (31,765) (13,974) (61,278) 3,697 (57,581) Mortgage loans Creation of provisions — (4,194) — — (6,915) (11,109) — (11,109) Provisions released — 2,538 — — 642 3,180 — 3,180 Subtotal — (1,656) — — (6,273) (7,929) — (7,929) Consumer loans Creation of provisions — (122,947) — — (135,101) (258,048) — (258,048) Release of provisions — 1,415 — — 30,225 31,640 — 31,640 Subtotal — (121,532) — — (104,876) (226,408) — (226,408) Expense of constituted provisions 16,896 (152,496) (2,721) (31,765) (125,123) (295,209) 3,697 (291,512) Recovery of writen-off loans Interbank loans — — — — — — — — Commercial loans — — — — — — — 13,616 Mortgage loans — — — — — — — 4,167 Consumer loans — — — — — — — 24,273 Subtotal — — — — — — — 42,056 Credit loss expense 16,896 (152,496) (2,721) (31,765) (125,123) (295,209) 3,697 (249,456)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 188 Note 41 – Credit Loss Expenses, continued For the three months periods ended as of September 30, 2022 Loan provision Normal Substandard Non performing Deductible expense in the period portfolio portfolio portfolio guarantees evaluation evaluation evaluation FOGAPE Total Individual Group Individual Individual Group Subtotal Covid-19 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans Creation of provisions (63) — — — — (63) — (63) Release of provisions 12 — — — — 12 — 12 Subtotal (51) — — — — (51) — (51) Commercial loans Creation of provisions (4,288) (7,868) (6,025) (13,710) (6,886) (38,777) — (38,777) Provisions released 4,629 63 (85) 128 (26) 4,709 3,066 7,775 Subtotal 341 (7,805) (6,110) (13,582) (6,912) (34,068) 3,066 (31,002) Mortgage loans Creation of provisions — (3,263) — — (931) (4,194) — (4,194) Provisions released — 83 — — (1) 82 — 82 Subtotal — (3,180) — — (932) (4,112) — (4,112) Consumer loans Creation of provisions — (33,624) — — (22,451) (56,075) — (56,075) Release of provisions — (16) — — — (16) — (16) Subtotal — (33,640) — — (22,451) (56,091) — (56,091) Expense of constituted provisions 290 (44,625) (6,110) (13,582) (30,295) (94,322) 3,066 (91,256) Recovery of writen-off loans Interbank loans — — — — — — — — Commercial loans — — — — — — — 6,006 Mortgage loans — — — — — — — 2,302 Consumer loans — — — — — — — 8,728 Subtotal — — — — — — — 17,036 Credit loss expense 290 (44,625) (6,110) (13,582) (30,295) (94,322) 3,066 (74,220)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 189 Note 41 – Credit Loss Expenses, continued For the nine months periods ended as of September 30, 2022 Loan provision Normal Substandard Non performing Deductible expense in the period portfolio portfolio portfolio guarantees evaluation evaluation evaluation FOGAPE Total Individual Group Individual Individual Group Subtotal Covid-19 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interbank loans Creation of provisions (581) — — — — (581) — (581) Release of provisions 812 — — — — 812 — 812 Subtotal 231 — — — — 231 — 231 Commercial loans Creation of provisions (15,057) (28,806) (8,840) (24,862) (26,273) (103,838) — (103,838) Provisions released 22,752 363 5,957 14,004 1,489 44,565 8,484 53,049 Subtotal 7,695 (28,443) (2,883) (10,858) (24,784) (59,273) 8,484 (50,789) Mortgage loans Creation of provisions — (8,557) — — (3,258) (11,815) — (11,815) Provisions released — 312 — — 14 326 — 326 Subtotal — (8,245) — — (3,244) (11,489) — (11,489) Consumer loans Creation of provisions — (86,782) — — (64,324) (151,106) — (151,106) Release of provisions — 265 — — — 265 — 265 Subtotal — (86,517) — — (64,324) (150,841) — (150,841) Expense of constituted provisions 7,926 (123,205) (2,883) (10,858) (92,352) (221,372) 8,484 (212,888) Recovery of writen-off loans Interbank loans — — — - — — — — — Commercial loans — — — — — — — 16,083 Mortgage loans — — — — — — — 5,444 Consumer loans — — — — — — — 25,770 Subtotal — — — — — — — 47,297 Credit loss expense 7,926 (123,205) (2,883) (10,858) (92,352) (221,372) 8,484 (165,591) c) Balances for the three and nine months periods ended as of September 30, 2023 and 2022 of Expenses for Special Provisions for Credit Risk, are as follows: For the three months periods ended For the nine months periods ended Summary of the expense for special provisions for credit risk in the period as of September 30, as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Expense of provisions for contingent credits (2,339) (579) (2,160) (2,188) Interbank loans — — — — Commercial Loans (2,176) 91 (939) 292 Consumer loans (163) (670) (1,221) (2,480) Expense of provisions for country risk for operations with debtors domiciled abroad (284) (788) 902 (635) Expense of special provisions for contingent credits abroad — — — — Expense of additional provisions for loans 4,061 (20,000) 3,196 (41,668) Commercial loans — — (5,473) (16,668) Mortgage loans — — — — Consumer loans 4,061 (20,000) 8,669 (25,000) Expense of provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation — — — — Expense of other special provisions constituted for credit risk — — — — Total 1,438 (21,367) 1,938 (44,491)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 190 Note 42 – Income from Discontinued Operations As of September 30, 2023 and 2022, the Bank has no results from discontinued operations.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 191 Note 43 – Related Party Disclosures a) Assets and liabilities for transactions with related parties As of September 30, 2023 Other Key Bank Other Assets and liabilities by type of related party Parent legal consolidated related entity entity personnel parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments — — — — — Commercial loans — 15,229 131 20,072 35,432 Mortgage loans — — 29,976 16,344 46,320 Consumer loans — 8 4,007 4,248 8,263 Recorded provisions - loans — (268) (210) (8) (486) Other assets — — — 1,400 1,400 Contingent credits — 14,200 9,303 5,933 29,436 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortized cost — — — — — Deposits and other demand obligations — 737 3,468 25,793 29,998 Deposits and other term deposits — — 9,641 152,299 161,940 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities — — — 303 303

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 192 Note 43 – Related Party Disclosures, continued As of December 31, 2022 Other Key Bank Other Assets and liabilities by type of related party Parent legal consolidated related Total entity entity personnel parties MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments — — — — — Commercial loans — — 3,991 11,594 15,585 Mortgage loans — — 20,710 33,162 53,872 Consumer loans — — 4,214 7,557 11,771 Recorded provisions - loans — — (147) (703) (850) Other assets — — — — — Contingent credits — 14,200 7,506 12,763 34,469 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortized cost — — — — — Deposits and other demand obligations — — 2,170 16,337 18,507 Deposits and other term deposits — — 7,560 141,862 149,422 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities — — — — —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 193 Note 43 – Related Party Disclosures, continued b) Incomes and expenses from transactions related parties for the three and nine months periods ended as of September 30, 2023 and 2022: For the three months periods ended as of September 30, 2023 Key Bank Other Parent Other legal consolidated related Total entity entity personnel parties MCh$ MCh$ MCh$ MCh$ MCh$ Interest income — 516 329 765 1,610 Incomes from readjustments — — 86 53 139 Commission income — — 25 3,108 3,133 Net financial result — — — — — Other income — — — — — Total Income — 516 440 3,926 4,882 Interest Expenses — (576) (126) (3,960) (4,662) Indexation expenses — — — — — Commission expenses — — — — — Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense (178) (2,441) — (1,318) (3,937) Other expenses — — — — — Total Expenses (178) (3,017) (126) (5,278) (8,599) For the nine months periods ended as of September 30, 2023 Key Bank Other Parent Other legal consolidated related Total entity entity personnel parties MCh$ MCh$ MCh$ MCh$ MCh$ Interest income — 1,591 784 1,702 4,077 Incomes from readjustments — — 444 301 745 Commission income — 11 78 5,321 5,410 Net financial result — — — — — Other income — — — — — Total Income — 1,602 1,306 7,324 10,232 Interest Expenses — (2,856) (633) (11,276) (14,765) Indexation expenses — — — — — Commission expenses — — — — — Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense (537) (8,438) — (4,154) (13,129) Other expenses — — — — — Total Expenses (537) (11,294) (633) (15,430) (27,894)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 194 Note 43 – Related Party Disclosures, continued For the three months periods ended as of September 30, 2022 Key Bank Other Parent Other legal consolidated related Total entity entity personnel parties MCh$ MCh$ MCh$ MCh$ MCh$ Interest income — — 20 470 490 Incomes from readjustments — — — — — Commission income — — 1 101 102 Net financial result — — — — — Other income — — — 3 3 Total Income — — 21 574 595 Interest Expenses — — (9) (231) (240) Indexation expenses — — — — — Commission expenses — — — (90) (90) Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense (8) — — — (8) Other expenses — — — — — Total Expenses (8) — (9) (321) (338) For the nine months periods ended as of September 30, 2022 Key Bank Other Parent Other legal consolidated related Total entity entity personnel parties MCh$ MCh$ MCh$ MCh$ MCh$ Interest income — — 220 1,274 1,494 Incomes from readjustments — — — — — Commission income — — 23 271 294 Net financial result — — — — — Other income — — — 4 4 Total Income — — 243 1,549 1,792 Interest Expenses — — (17) (366) (383) Indexation expenses — — — — — Commission expenses — — — (118) (118) Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense (8) — — — (8) Other expenses — — — — — Total Expenses (8) — (17) (484) (509)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 195 Note 43 – Related Party Disclosures, continued c) Transactions with related parties in the period Transactions with related entities that are reported are those considered by the company to exceed and accumulated total of MCh$72 (UF2,000) for the nine periods ended as of September 30, 2023 and ther years endend as of December 31, 2022 without prejudice for being of a different nature: Transaction description As of September 30, 2023 Business name Nature of the Type Deadline Renewal Conditions Transactions under equivalence conditions to Effect on Income Statement Effect on Statement of Financial Position relationship with the back of service those Transactions with mutual independence between parties Amount Incomes Expenses receivable Payable independence between parties MCh$ MCh$ MCh$ MCh$ MCh$ Combanc S.A. Management Data transmission services Undefined According to contract Yes (453) — (453) — — Comder Contraparte Central S.A Management Banking services Undefined According to contract Yes (926) — (926) — — Itaú Unibanco Direct Reimbursement for business management Undefined According to contract Yes (537) — (537) — (64) Itaú BBA Securities NY Direct Reimbursement for business management Annual According to contract Yes 1,135 1,135 — 527 — Itau internacional securities Direct Reimbursement for business management Annual According to contract Yes 489 489 — 326 — Banco Itaú International Direct Reimbursement for business management 20 years According to contract Yes 1,399 1,399 — 502 — Banco Itaú (Suisse) S.A. Direct Reimbursement for business management 20 years According to contract Yes 6 6 — 2 — Redbanc S.A. Management ATM network management Undefined According to contract Yes (2,775) — (2,775) — — Transbank S.A. Management Credit card management Undefined According to contract Yes (8,438) — (8,438) — — Transaction description As of December 31, 2022 Business name Nature of the Type Deadline Renewal Conditions Transactions under equivalence conditions to Effect on Income Statement Effect on Statement of Financial Position relationship with the back of service those Transactions with mutual independence between parties Amount Incomes Expenses receivable Payable independence between parties MCh$ MCh$ MCh$ MCh$ MCh$ Centro Cultural Corpgroup SpA (1) Management Sponsors 30 days According to contract Yes (311) — (311) — — Combanc S.A. Management Data transmission services 30 days According to contract Yes (534) — (534) — — Comder Contraparte Central S.A Management Banking services 30 days According to contract Yes (1,482) — (1,482) — — Corp Group Holding Inversiones Ltda (1) Management Consulting 30 days According to contract Yes (239) — (239) — — Inmobiliaria Gabriela S.A Indirect Leases 30 days According to contract Yes — — — — (566) Inversiones Corp Group Interhold Ltda. (1) Management Leases 30 days According to contract Yes (1,447) — (1,447) — — Itaú Chile Inv. Serv. y Administración S.A. Management Banking services 30 days According to contract Yes (113) — (113) — (381) Itaú Unibanco Direct Reimbursement for business management 30 days According to contract Yes (1,506) — (1,506) — — Itaú BBA Securities NY Direct Reimbursement for business management 30 days According to contract Yes 1,342 1,342 — 77 — Banco Itaú International Direct Reimbursement for business management 30 days According to contract Yes 1,713 1,713 — 736 — Banco Itaú (Suisse) S.A. Direct Reimbursement for business management 30 days According to contract Yes 7 7 — 2 — Operadora Tarjeta de Crédito Nexus S.A. Management Credit card management 30 days According to contract Yes (3,248) — (3,248) — — Redbanc S.A. Management ATM network management 30 days According to contract Yes (4,678) — (4,678) — — Transbank S.A. Management Credit card management 30 days According to contract Yes (13,037) — (13,037) — — (1) As informed by a Material Event dated July 14, 2022, on June 3, 2022, Itaú CorpBanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a “Termination Letter”, in order to terminate, among others, the Transaction Agreement entered into by and between the same parties on January 29, 2014, as amended on June 2, 2015 and on January 20, 2017 (the “Transaction Agreement” or the “TA”), The Termination Letter took effect on July 14, 2022.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 196 Note 43 – Related Party Disclosures, continued The Termination Letter contained, among other things, the following agreements:  The termination, effective December 31, 2022, of the technical and professional advisory agreements entered into with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A.) on July 6, 2001 (as amended on January 27, 2014 and on October 30, 2015), with Inversiones CorpGroup Interhold Ltda, (formerly CorpGroup Interhold S.A. ) on April 10, 2008 (as amended on January 27, 2014) and with CorpGroup Holding Inversiones Limitada on March 27, 2012 (as amended on January 27, 2014 and on October 30, 2015). d) Payments to the Board of directors and key management personnel of Consolidated Bank. Payments to the Board of directors and key For the three months periods ended For the nine months periods ended Bank Management personnel and its subsidiaries as of September 30, as of September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ Board of directors Compensation payments and board of directors per diem - Bank and banks subsidiaries (300) (278) (888) (977) Key Bank Management personnel and its subsidiaries: Short-term employee benefit payment (9,225) (7,271) (28,165) (25,610) Post employment employee benefit payment — — — — Long-term employee benefit payment — — — — Payments for employee benefits due to termination of employment contract (405) (310) (1,475) (708) Payment to employees based on shares or equity instruments — — (39) — Payment for obligations for defined contribution post-employment plans — — — — Payment for obligations for defined post-employment benefit plans — — — — Payment for other personnel obligations — — — — Subtotal- Payments for employee benefit obligations (9,630) (7,581) (29,679) (26,318) Total (9,930) (7,859) (30,567) (27,295) e) Composition of the Board of directors and key Bank Management personnel and its subsidiaries Composition of the board of directors and key As of September 30, Key Bank Management personnel and its subsidiaries 2023 2022 No. of executives Board of directors Directors - Bank and Bank Subsidiaries 11 16 Key Bank Management personnel and its subsidiaries: General Manager - Bank 1 1 General Managers - Bank subsidiaries 7 7 Division/Area Managers - Bank 97 99 Division/Area Managers - Bank Subsidiaries 56 53 Subtotal 161 160 Total 172 176

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 197 Note 44 – Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the CMF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurecurring and non-recurring). The following section details the main guidelines and definitions used by the Group: Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal or most advantageous market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: a) They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. b) They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. c) They are able to enter into a transaction for the asset or liability. d) They are willing to enter into a transaction for the asset or liability i.e. they are motivated, but not forced or otherwise compelled, to do so. Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset. Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest. Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. Starting price) regardless of whether that price is directly observable or estimated using another valuation technique.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 198 Note 44 – Fair Value of Financial Assets and Liabilities, continued Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset. Bank’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that: a) A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. b) An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In this sense, the following approaches stand out, being the first two the most used by the group: a) Market approach Uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities. b) Income approach. Converts future amounts for example cash flows or income and expenses to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts. c) Cost approach Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data. Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date: a) An estimate of future cash flows for the asset or liability being measured.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 199 Note 44 – Fair Value of Financial Assets and Liabilities, continued b) Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows. c) The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate). d) The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium). e) Other factors that market participants would take into account in these circumstances. f) For a liability, the default risk related to that liability, including the entity’s own credit risk (i.e. the debtor’s). Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 200 Note 44 – Fair Value of Financial Assets and Liabilities, continued Determination of fair value The following is a summary of the fair values of the main financial assets and liabilities as of September 30, 2023 and December 31, 2022, including those that are not presented at fair value in the Interim Consolidated Statement of Financial Position. As of September 30, 2023 Carrying Estimated fair value amount value Recurrent (a) Non recurrent (b) MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 2,256,473 — 2,256,473 Cash items in process of collection 763,827 — 763,827 Financial assets for trading at fair value through profit or loss 4,130,056 4,130,056 — Financial derivative contracts 3,481,823 3,481,823 — Financial debt instruments 586,099 586,099 — Other 62,134 62,134 — Financial assets not held for trading valued mandatorily at fair value through profit or loss 45,462 45,462 — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 4,607,770 4,607,770 — Financial debt instruments 4,600,462 4,600,462 — Other 7,308 7,308 — Derivative financial instruments held for hedge accounting 96,177 96,177 — Financial assets at amortized cost 28,279,770 — 29,380,233 Investments under resale agreements 316,671 — 316,671 Financial debt instruments 1,291,562 — 1,216,666 Interbank loans 31,918 — 31,918 Loans and accounts receivable from customers - Commercial 16,337,300 — 17,067,899 Loans and accounts receivable from customers - Mortgage 7,329,357 — 7,327,022 Loans and accounts receivable from customers - Consumer 2,972,962 — 3,420,057 Total 40,179,535 8,879,465 32,400,533 LIABILITIES Cash in process of being cleared 839,570 — 839,570 Financial liabilities for trading at fair value through profit or loss 3,370,424 3,370,424 — Financial derivative contracts 3,370,424 3,370,424 — Other — — — Financial liabilities at fair value through profit or loss — — — Financial derivative contracts and accounting hedges 220,797 220,797 — Financial liabilities at amortized cost 31,715,689 — 31,211,454 Deposits and other demand liabilities 5,541,711 — 5,541,711 Time deposits and other time liabilities 13,410,035 — 13,359,461 Obligations under repurchase agreements 418,868 — 418,868 Interbank borrowings 5,138,259 — 5,122,253 Debt instruments issued 6,785,997 — 6,348,342 Other financial liabilities 420,819 — 420,819 Lease contracts liabilities 87,165 — 118,876 Financial instruments of regulatory capital issued 1,275,293 — 1,359,000 Total 37,508,938 3,591,221 33,528,900 (a) Correspond to assets and liabilities that are measured and recognized at fair value in the financial statements. (b) Correspond to assets and liabilities that are measured and recognized on a basis other than fair value in the financial statements. The fair values presented here are for disclosure purposes only and have no impact on the balances in the financial statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 201 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2022 Carrying Estimated fair value amount value Recurrent (a) Non recurrent (b) MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 3,043,243 — 3,043,243 Cash items in process of collection 494,994 — 494,994 Financial assets for trading at fair value through profit or loss 4,035,944 4,035,944 — Financial derivative contracts 3,617,792 3,617,792 — Financial debt instruments 370,554 370,554 — Other 47,598 47,598 — Financial assets not held for trading valued mandatorily at fair value through profit or loss 53,206 53,206 — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,575,931 3,575,931 — Financial debt instruments 3,571,438 3,571,438 — Other 4,493 4,493 — Derivative financial instruments held for hedge accounting 138,548 138,548 — Financial assets at amortized cost 27,293,682 — 27,880,687 Investments under resale agreements 162,774 — 162,774 Financial debt instruments 1,181,484 — 1,074,771 Interbank loans 45,636 — 45,636 Loans and accounts receivable from customers - Commercial 16,005,715 — 16,252,467 Loans and accounts receivable from customers - Mortgage 6,993,091 — 7,009,061 Loans and accounts receivable from customers - Consumer 2,904,982 — 3,335,978 Total 38,635,548 7,803,629 31,418,924 LIABILITIES Cash in process of being cleared 456,957 — 456,957 Financial liabilities for trading at fair value through profit or loss 3,426,141 3,426,141 — Financial derivative contracts 3,426,141 3,426,141 — Other — — — Financial liabilities at fair value through profit or loss — — — Financial derivative contracts and accounting hedges 218,733 218,733 — Financial liabilities at amortized cost 30,244,789 — 29,968,737 Deposits and other demand liabilities 5,555,185 — 5,555,185 Time deposits and other time liabilities 12,703,653 — 12,628,648 Obligations under repurchase agreements 354,088 — 354,088 Interbank borrowings 4,728,323 — 4,714,722 Debt instruments issued 6,547,807 — 6,360,361 Other financial liabilities 355,733 — 355,733 Lease contracts liabilities 94,575 — 94,575 Financial instruments of regulatory capital issued 1,263,169 — 1,417,784 Total 35,704,364 3,644,874 31,938,053 (a) Correspond to assets and liabilities that are measured and recognized at fair value in the financial statements. (b) Correspond to assets and liabilities that are measured and recognized on a basis other than fair value in the financial statements. The fair values presented here are for disclosure purposes only and have no impact on the balances in the financial statements. (1) As of December 31, 2022, the fair value estimated on a non-recurring basis in this item was disclosed an amount of MCh$1,162,425 and should have been disclosed an amount of MCh$1,074,771.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 202 Note 44 – Fair Value of Financial Assets and Liabilities, continued In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern. The following section describes the methods used to estimate fair value: a) Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring) Cash, short-term assets and short-term liabilities The fair value of these items approximates their book value given their short-term nature. These items include: - Cash and deposits in Banks - Cash in the process of collection - Financial instruments at fair value through profit or loss - Demand deposits and other demand obligations - Other financial obligations Loans The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: - Interbank loans - Loans and accounts receivable from customers Financial instruments at amortized cost The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 203 Note 44 – Fair Value of Financial Assets and Liabilities, continued Medium and long-term liabilities The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include: - Term deposits and other term loans - Interbank borrowings - Debt instruments issued b) Value Measurement of financial assets and liabilities for recording purposes (recurring) Financial instruments The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows: - Financial instruments held for trading at fair value through profit or loss - Financial instruments at fair value with changes in other comprehensive income Financial derivative contracts The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. The methodology recognizes the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the Interim Financial Statements.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 204 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of September 30, 2023, the portfolio of derivative contracts both in Chile and Colombia have an accumulate net effect of MCh$(4,100) (MCh$(4,782) as of December 31, 2022) As of September 30, As of December 31, 2023 2022 CVA DVA CVA DVA MCh$ MCh$ MCh$ MCh$ Derivatives held for hedging Fair value — — — — Currency forwards — — — — Currency swaps — — — — Interest rate swaps — — — — Cash flows — — — — Currency forwards — — — — Currency swaps — — — — Interest rate swaps — — — — Net investment in a foreign operation hedge — — — — Currency forwards — — — — Currency swaps — — — — Interest rate swaps — — — — Derivatives held for trading (4,861) 761 (5,663) 881 Currency forwards (726) 350 (474) 446 Currency swaps (3,781) 308 (4,748) 344 Interest rate swaps (354) 103 (441) 91 Currency call options — — — — Currency put options — — — — Totals financial derivatives (4,861) 761 (5,663) 881 c) Fair value hierarchy IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation: - Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly. In the case of Currency, Shares and Mutual funds, prices are observed directly in over-the-counter markets and the Stock Exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type. For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 205 Note 44 – Fair Value of Financial Assets and Liabilities, continued Level 2 The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity. In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts. For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled.They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset.Finally, cash flows are discounted. The Black and Scholes model is used for options based on prices of brokers in the OTC market. For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves. For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market and its regulators. - Level 3 This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap. In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. With respect to financial assets, a negotiation is not required, mandatorily valued at fair value with changes in results, the valuation is made based on the determination of a rate that allows obtaining the fair value based on market references:

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 206 Note 44 – Fair Value of Financial Assets and Liabilities, continued  Determining an average rate from “Comparable Instruments” according to the rating of the issuer and term of the instrument.  Decomposing the rate into a risk-free base observable in the market and a spread that represents the credit risk of the issuer. The periodic valuation of the instrument is carried out based on the value of the risk-free rate of each day plus the determined credit spread. The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated. As of September 30, 2023 Impact calibration American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 28 — TAB 90 — — — TAB 180 — 22 8 TAB 360 — — (1) Total — 50 7 As of December 31, 2022 Impact calibration American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 33 — TAB 90 — — — TAB 180 — 26 9 TAB 360 — — (1) Total — 59 8 The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments: Level Instrument Issuer Price Source Model Currency N/A OTC, Bloomberg Directly observable price. Shares Others Santiago Exchange Directly observable price. 1 Mutual funds Asset Managers CMF Directly observable price. Bonds Chilean Central Bank Santiago Stock Exchange Internal rate of return (IRR) based on prices. Derivatives N/A OTC (Brokers), Bloomberg Interest rate curves based on forward prices and coupon rates. IIF Chilean Central Bank and Chilean Treasury Santiago Stock Exchange Interest rate curves based on prices. 2 IIF Banks Santiago Stock Exchange Interest rate curves based on prices. Bonds Companies, banks Pricing supplier Interest rate curves based on correlations, spreads, extrapolations, etc. Derivatives TAB N/A OTC (Brokers) Interest rate curves based on modeling of TAB-Chamber spread. 3 Derivatives, American forwards N/A Blomberg Black and Scholes with inputs from European options. Bonds Companies, banks Blomberg Interest rate curves based on modeling of SOFR and spreads

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 207 Note 44 – Fair Value of Financial Assets and Liabilities, continued The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the periods ended as of September 30, 2023 and December 31, 2022. As of September 30, 2023 Market value inputs inputs Measurement at fair value of instruments on of the asset for Significant Significant on a recurring basis using Book Fair asset for identified observable Non-observable Value Value (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit and loss 648,233 648,233 590,686 57,547 — Chilean Central Bank and Government securities 221,127 221,127 221,127 — — Other local financial instruments 57,547 57,547 — 57,547 — Foreign Central Banks or goverment financial instruments 307,425 307,425 307,425 — — Other foreign institutions financial instruments — — — — — Investments in mutual funds 62,134 62,134 62,134 — — Loans originated and acquired by the entity — — — — — Financial assets not held for trading mandatority measured at fair valye through profit or loss 45,462 45,462 — — 45,462 Commercial loans 45,462 45,462 — — 45,462 Other — — — — — Financial instruments at fair value through other comprehensive income 4.607.770 4.607.770 4.371.873 142.677 93.220 Chilean Central Bank and Government securities 3,783,408 3,783,408 3,783,408 — — Other local financial instruments 86,268 86,268 — 86,268 — Foreign Central Banks or goverment financial instruments 451,925 451,925 451,925 — — Other intruments issued abroad 278,861 278,861 136,540 49,101 93,220 Other financial instruments 7,308 7,308 — 7,308 — Financial derivative contracts 3,578,000 3,578,000 — 3,561,796 16,204 Forwards 428,037 428,037 — 427,893 144 Swaps 3,148,019 3,148,019 — 3,131,959 16,060 Call options 1,913 1,913 — 1,913 — Put options 31 31 — 31 — Total 8,879,465 8,879,465 4,962,559 3,762,020 154,886 LIABILITIES Financial derivative contracts 3,591,221 3,591,221 — 3,591,061 160 Forwards 469,945 469,945 — 469,838 107 Swaps 3,120,038 3,120,038 — 3,119,985 53 Call options 1,069 1,069 — 1,069 — Put options 169 169 — 169 — Total 3,591,221 3,591,221 — 3,591,061 160

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 208 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2022 Market value inputs inputs Measurement at fair value of instruments on of the asset for Significant Significant on a recurring basis using Book Fair asset for identified observable Non-observable Value Value (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit and loss 418,152 418,152 390,617 27,535 — Chilean Central Bank and Government securities 160,751 160,751 160,751 — — Other local financial instruments 22,877 22,877 — 22,877 — Foreign Central Banks or goverment financial instruments 182,268 182,268 182,268 — — Other foreign institutions financial instruments 4,658 4,658 — 4,658 — Investments in mutual funds 47,598 47,598 47,598 — — Financial assets not held for trading mandatority measured at fair valye through profit or loss 53,206 53,206 — — 53,206 Commercial loans 53,206 53,206 — — 53,206 Other — — — — — Financial instruments at fair value through other comprehensive income 3,575,931 3,575,931 3,211,578 272,171 92,182 Chilean Central Bank and Government securities 2,971,905 2,971,905 2,971,905 — — Other local financial instruments 205,358 205,358 — 205,358 — Foreign Central Banks or goverment financial instruments 161,825 161,825 161,825 — — Other intruments issued abroad 232,350 232,350 77,848 62,320 92,182 Other financial instruments 4,493 4,493 — 4,493 — Financial derivative contracts 3,756,340 3,756,340 — 3,738,357 17,983 Forwards 488,261 488,261 — 487,602 659 Swaps 3,267,426 3,267,426 — 3,250,102 17,324 Call options 653 653 — 653 — Put options — — — — — Total 7,803,629 7,803,629 3,602,195 4,038,063 163,371 LIABILITIES Financial derivative contracts 3,644,874 3,644,874 — 3,644,711 163 Forwards 530,445 530,445 — 530,388 57 Swaps 3,113,516 3,113,516 — 3,113,410 106 Call options 403 403 — 403 — Put options 510 510 — 510 — Total 3,644,874 3,644,874 — 3,644,711 163

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 209 Note 44 – Fair Value of Financial Assets and Liabilities, continued d) Transfers between level 1 and level 2 For the as of September 30, 2023 and December 31, 2022, there are no transfers between levels 1 and 2, as described below: As of September 30, 2023 As of December 31, 2022 Measurement at fair value of instruments on Value Value measured on a recurring basis Fair Level 1 to 2 Level 2 to 1 Fair Level 1 to 2 Level 2 to 1 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 648,233 — — 418,152 — — Financial instruments at fair value through other comprehensive income 4,607,770 — — 3,575,931 — — Financial derivative contracts 3,578,000 — — 3,756,340 — — Total 8,834,003 — — 7,750,423 — — LIABILITIES Financial derivative contracts 3,591,221 — — 3,644,874 — — Total 3,591,221 — — 3,644,874 — — e) Disclosures Regarding Level 3 Assets and Liabilities Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts. This category includes:  Financial derivative instruments indexed to the TAB rate, this rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.  American forward options.  Financial assets whose contractual cash flows have not met the conditions of the SPPI test.  Corporate bond whose data are not observable in the market. As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables. These techniques use as transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 210 Note 44 – Fair Value of Financial Assets and Liabilities, continued None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table presents a reconciliation of assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022. As of September 30, 2023 Reconciliation level 3 Opening balance Income (Loss) recognized in Income Income (Loss) recognized in Equity Net of Purchases, sales and agreements Transfers from level 1 and 2 Closing balance MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets not held for trading mandatorily measured at fair value throught profit or loss 53,206 (7,744) — — — 45,462 Commercial loans 53,206 (7,744) — — — 45,462 Financial instruments at fair value throught other comprehensive income 92,182 8,843 (5,511) (2,294) — 93,220 Other foreign institutions financial instruments 92,182 8,843 (5,511) (2,294) — 93,220 Financial derivative contracts 17,983 1,363 — (3,142) — 16,204 Forwards 659 551 — (1,066) — 144 Swaps 17,324 812 — (2,076) — 16,060 Total 163,371 2,462 (5,511) (5,436) — 154,886 LIABILITIES Financial derivative contracts 163 (1,077) — 1,074 — 160 Forwards 57 123 — (73) — 107 Swaps 106 (1,200) — 1,147 — 53 Total 163 (1,077) — 1,074 — 160 As of December 31, 2022 Reconciliation level 3 Opening balance Income (Loss) recognized in Income Income (Loss) recognized in Equity Net of Purchases, sales and agreements Transfers from level 1 and 2 Closing balance MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets not held for trading mandatorily measured at fair value throught profit or loss — (442) — 53,648 — 53,206 Commercial loans — (442) — 53,648 — 53,206 Financial instruments at fair value throught other comprehensive income — — (8,925) 101,107 — 92,182 Other foreign institutions financial instruments — — (8,925) 101,107 — 92,182 Financial derivative contracts 18,752 3,347 — (4,116) — 17,983 Forwards 1,996 (273) — (1,064) — 659 Swaps 16,756 3,620 — (3,052) — 17,324 Total 18,752 2,905 (8,925) 150,639 — 163,371 LIABILITIES Financial derivative contracts 877 (1,984) — 1,270 — 163 Forwards 635 (460) — (118) — 57 Swaps 242 (1,524) — 1,388 — 106 Total 877 (1,984) — 1,270 — 163

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 211 Note 44 – Fair Value of Financial Assets and Liabilities, continued Hierarchy for Remaining Assets and Liabilities. The following table discloses the classification according to the fair value hierarchy for assets and liabilities that are not measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022: As of September 30, 2023 Market value of Non-observable Measurement at fair value of items on the asset for Other inputs significant inputs non-recurring basis Net Fair value identified assets Significant observable value Estimated identified (Level 1) observable (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 2,256,473 2,256,473 2,256,473 — — Cash items in process of collection 763,827 763,827 763,827 — — Financial assets at amortized cost 28,279,770 29,380,233 1,565,255 — 27,814,978 Investments under resale agreements 316,671 316,671 316,671 — — Financial debt instruments 1,291,562 1,216,666 1,216,666 — — Interbank loans 31,918 31,918 31,918 — — Loans and accounts receivable from customers - Commercial 16,337,300 17,067,899 — — 17,067,899 Loans and accounts receivable from customers - Mortgage 7,329,357 7,327,022 — — 7,327,022 Loans and accounts receivable from customers - Consumer 2,972,962 3,420,057 — — 3,420,057 Total 31,300,070 32,400,533 4,585,555 — 27,814,978 LIABILITIES Cash in process of being cleared 839,570 839,570 839,570 — — Financial liabilities at amortized cost 31,715,689 31,211,454 11,503,651 19,707,803 — Deposits and other demand liabilities 5,541,711 5,541,711 5,541,711 — — Time deposits and other time liabilities 13,410,035 13,359,461 — 13,359,461 — Obligations under repurchase agreements 418,868 418,868 418,868 — — Interbank borrowings 5,138,259 5,122,253 5,122,253 — — Debt instruments issued 6,785,997 6,348,342 — 6,348,342 — Other financial liabilities 420,819 420,819 420,819 — — Lease contracts liabilities 87,165 118,876 118,876 — — Financial instruments of regulatory capital issued 1,275,293 1,359,000 — 1,359,000 — Total 33,917,717 33,528,900 12,462,097 21,066,803 —

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 212 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2022 Market value of Non-observable Measurement at fair value of items on the asset for Other inputs significant inputs non-recurring basis Net Fair value identified assets Significant observable value Estimated identified (Level 1) observable (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in banks 3,043,243 3,043,243 3,043,243 — — Cash items in process of collection 494,994 494,994 494,994 — — Financial assets at amortized cost 27,293,682 27,880,687 1,283,181 — 26,597,506 Investments under resale agreements 162,774 162,774 162,774 — — Financial debt instruments 1,181,484 1,074,771 1,074,771 — — Interbank loans 45,636 45,636 45,636 — — Loans and accounts receivable from customers - Commercial 16,005,715 16,252,467 — — 16,252,467 Loans and accounts receivable from customers - Mortgage 6,993,091 7,009,061 — — 7,009,061 Loans and accounts receivable from customers - Consumer 2,904,982 3,335,978 — — 3,335,978 Total 30,831,919 31,418,924 4,821,418 — 26,597,506 LIABILITIES Cash in process of being cleared 456,957 456,957 456,957 — — Financial liabilities at amortized cost 30,244,789 29,788,433 10,979,728 19,143,624 — Deposits and other demand liabilities 5,555,185 5,555,185 5,555,185 — — Time deposits and other time liabilities 12,703,653 12,628,648 — 12,628,648 — Obligations under repurchase agreements 354,088 354,088 354,088 — — Interbank borrowings 4,728,323 4,534,418 4,714,722 — — Debt instruments issued 6,547,807 6,360,361 — 6,514,976 — Other financial liabilities 355,733 355,733 355,733 — — Lease contracts liabilities 94,575 94,575 94,575 — — Financial instruments of regulatory capital issued 1,263,169 1,417,784 — 1,263,169 — Total 32,059,490 31,757,749 11,531,260 20,406,793 — (1) As of December 31, 2022, the fair value estimated on a non-recurring basis in this item was disclosed in the amount of MCh$1,162,425 and should have been disclosed in the amount of MCh$1,074,771.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 213 Note 45 – Maturity According to Remaining Terms of Financial Assets and Liabilities The main assets grouped by maturity, including interest accrued as of September 30, 2023 and December 31, 2022, are detailed below As of September 30, 2023 On demand Up to 1 months Between 1 and 3 monthss Between 3 monthss and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Cash and deposits in banks 2,256,473 — — — — — — 2,256,473 Cash items in process of collection 763,827 — — — — — — 763,827 Financial assets for trading at fair value through profit or loss — 423,574 277,966 381,496 819,483 546,931 1,680,606 4,130,056 Financial derivative contracts — 150,395 166,711 370,176 710,603 518,213 1,565,725 3,481,823 Financial debt instruments — 211,433 110,867 11,320 108,880 28,718 114,881 586,099 Other — 61,746 388 — — — — 62,134 Financial assets not held for trading valued mandatorily at fair value through profit or loss — — — — 909 907 43,646 45,462 Financial assets at fair value through other comprehensive income — 2,185,880 161,429 1,487,881 32,096 204,350 536,134 4,607,770 Financial debt instruments — 2,178,572 161,429 1,487,881 32,096 204,350 536,134 4,600,462 Other — 7,308 — — — — — 7,308 Derivative financial instruments held for hedge accounting — 1,063 3,594 24,799 8,871 21,511 36,339 96,177 Financial assets at amortized cost 982,835 2,310,510 2,993,172 5,904,722 5,249,917 3,040,673 7,797,941 28,279,770 Investments under resale agreements — 280,791 35,880 — — — — 316,671 Financial debt instruments — 19,921 74,189 250,073 835,605 45,114 66,660 1,291,562 Interbank loans — 8,170 2,149 1,726 4,412 4,412 11,049 31,918 Loans and accounts receivable from customers - Commercial 423,199 1,864,054 2,600,414 4,619,148 2,795,297 1,795,453 2,239,735 16,337,300 Loans and accounts receivable from customers - Mortgage 5,270 40,291 79,098 342,381 869,178 832,901 5,160,238 7,329,357 Loans and accounts receivable from customers - Consumer 554,366 97,283 201,442 691,394 745,425 362,793 320,259 2,972,962 Total assets 4,003,135 4,921,027 3,436,161 7,798,898 6,111,276 3,814,372 10,094,666 40,179,535 Liabilities Cash in process of being cleared 839,570 — — — — — — 839,570 Financial liabilities for trading at fair value through profit or loss — 182,261 196,026 420,318 704,462 500,744 1,366,613 3,370,424 Financial derivative contracts — 182,261 196,026 420,318 704,462 500,744 1,366,613 3,370,424 Other — — — — — — — — Financial derivative contracts and accounting hedges — 25,954 33,276 36,406 10,383 11,124 103,654 220,797 Financial liabilities at amortized cost 5,928,824 6,222,589 3,753,819 8,241,442 2,171,355 1,808,616 3,589,044 31,715,689 Deposits and other demand liabilities 5,541,711 — — — — — — 5,541,711 Time deposits and other time liabilities 387,113 5,492,217 3,335,702 2,969,433 751,266 116,152 358,152 13,410,035 Obligations under repurchase agreements — 417,023 1,845 — — — — 418,868 Interbank borrowings — 251,800 381,092 4,316,667 82,485 22,882 83,333 5,138,259 Debt instruments issued — 2 15 652,118 1,316,721 1,669,582 3,147,559 6,785,997 Other financial liabilities — 61,547 35,165 303,224 20,883 — — 420,819 Lease contracts liabilities — 591 2,898 12,961 30,407 24,953 15,355 87,165 Financial instruments of regulatory capital issued — — — 152,472 — 32,922 1,089,899 1,275,293 Total liabilities 6,768,394 6,431,395 3,986,019 8,863,599 2,916,607 2,378,359 6,164,565 37,508,938 Assets (liabilities), net (2,765,259) (1,510,368) (549,858) (1,064,701) 3,194,669 1,436,013 3,930,101 2,670,597

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 214 Note 45 – Maturity According to Remaining Terms of Financial Assets and Liabilities, continued As of December 31, 2022 On demand Up to 1 months Between 1 and 3 monthss Between 3 monthss and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Cash and deposits in banks 3,043,243 — — — — — — 3,043,243 Cash items in process of collection 494,994 — — — — — — 494,994 Financial assets for trading at fair value through profit or loss — 264,261 304,052 491,545 877,535 599,525 1,499,026 4,035,944 Financial derivative contracts — 194,495 189,086 464,743 769,906 566,391 1,433,171 3,617,792 Financial debt instruments — 22,168 114,966 26,802 107,629 33,134 65,855 370,554 Other — 47,598 — — — — — 47,598 Financial assets not held for trading valued mandatorily at fair value through profit or loss — — — 243 943 1,053 50,967 53,206 Financial assets at fair value through other comprehensive income — 214,033 35,143 2,703,627 347,255 80,034 195,839 3,575,931 Financial debt instruments — 209,540 35,143 2,703,627 347,255 80,034 195,839 3,571,438 Other — 4,493 — — — — — 4,493 Derivative financial instruments held for hedge accounting — 15,162 15,813 66,337 9,476 17,809 13,951 138,548 Financial assets at amortized cost 763,244 2,419,484 2,694,815 5,324,080 5,231,792 3,206,506 7,653,761 27,293,682 Investments under resale agreements — 150,490 12,284 — — — — 162,774 Financial debt instruments — 25,657 16,105 127,091 731,179 237,965 43,487 1,181,484 Interbank loans — 19,947 8,261 17,428 — — — 45,636 Loans and accounts receivable from customers - Commercial 254,229 2,096,816 2,378,645 4,160,615 2,939,871 1,767,626 2,407,913 16,005,715 Loans and accounts receivable from customers - Mortgage 4,454 39,060 74,680 327,037 838,428 796,516 4,912,916 6,993,091 Loans and accounts receivable from customers - Consumer 504,561 87,514 204,840 691,909 722,314 404,399 289,445 2,904,982 Total assets 4,301,481 2,912,940 3,049,823 8,585,832 6,467,001 3,904,927 9,413,544 38,635,548 Liabilities Cash in process of being cleared 456,957 — — — — — — 456,957 Financial liabilities for trading at fair value through profit or loss — 211,116 157,721 471,691 743,983 550,042 1,291,588 3,426,141 Financial derivative contracts — 211,116 157,721 471,691 743,983 550,042 1,291,588 3,426,141 Other — — — — — — — — Financial derivative contracts and accounting hedges — 461 97,331 25,204 12,878 24,076 58,783 218,733 Financial liabilities at amortized cost 5,870,014 5,461,187 3,413,136 4,812,127 5,143,383 1,727,297 3,817,645 30,244,789 Deposits and other demand liabilities 5,555,185 — — — — — — 5,555,185 Time deposits and other time liabilities 314,829 4,738,021 3,079,014 3,260,930 762,345 164,548 383,966 12,703,653 Obligations under repurchase agreements — 354,074 14 — — — — 354,088 Interbank borrowings — 246,742 241,425 1,135,442 2,979,900 37,550 87,264 4,728,323 Debt instruments issued — 100 (4,470) 326,101 1,354,462 1,525,199 3,346,415 6,547,807 Other financial liabilities — 122,250 97,153 89,654 46,676 — — 355,733 Lease contracts liabilities — 2,008 3,667 16,416 39,249 22,807 10,428 94,575 Financial instruments of regulatory capital issued — — 18,754 — 147,150 — 1,097,265 1,263,169 Total liabilities 6,326,971 5,674,772 3,690,609 5,325,438 6,086,643 2,324,222 6,275,709 35,704,364 Assets (liabilities), net (2,025,490) (2,761,832) (640,786) 3,260,394 380,358 1,580,705 3,137,835 2,931,184

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 215 Note 46 – Financial and Non Financial Assets and Liabilities by Currency The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the periods ended as of September 30, 2023 and December 31, 2022. As of September 30, 2023 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Otras Total Financial assets 13,871,154 12,299,437 — 5,259,786 54,860 — 5 6,221 18,621 5,649,151 — 37,159,235 Financial assets for trading at fair value through profit or loss 2,476,509 362,792 — 782,750 — — — — — 508,005 — 4,130,056 Financial assets not held for trading valued mandatorily at fair value through profit or loss — — — 45,462 — — — — — — — 45,462 Financial assets at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 3,344,924 324,054 — 599,512 — — — — 339,280 — 4,607,770 Derivative financial instruments held for hedge accounting 48,457 — — 32,158 — — — — — 15,562 — 96,177 Financial assets at amortized cost 8,001,264 11,612,591 — 3,799,904 54,860 — 5 6,221 18,621 4,786,304 — 28,279,770 Investments under resale agreements 132,353 — — 80,268 — — — — — 104,050 — 316,671 Financial debt instruments 460,051 402,329 — 72,161 — — — — — 357,021 — 1,291,562 Interbank loans — — — 8,792 — — — — — 23,126 — 31,918 Loans and accounts receivable from customers - Commercial 5,221,687 4,650,930 — 3,611,984 54,860 — 5 6,221 18,621 2,772,992 — 16,337,300 Loans and accounts receivable from customers - Mortgage 15,294 6,558,074 — — — — — — — 755,989 — 7,329,357 Loans and accounts receivable from customers - Consumer 2,171,879 1,258 — 26,699 — — — — — 773,126 — 2,972,962 Non Financial assets 2,410,730 4,909 521 2,142,821 51,540 1,101 306 33,836 2,791 453,633 1,211 5,103,399 Cash and bank deposits 777,294 — — 1,260,480 30,298 502 246 33,740 2,602 150,175 1,136 2,256,473 Cash in process of collection 361,328 — — 383,323 18,461 599 — 36 — 24 56 763,827 Investments in companies 19,826 — — 218 3 — — — — 6,631 — 26,678 Intangible assets 657,389 — — 292 — — — — — 36,821 — 694,502 Fixed assets 21,300 — — 668 — — — — — 17,398 — 39,366 Right of use assets under lease agreements 81,858 — — 5,606 — — — — — 16,602 — 104,066 Current taxes 42,418 — — — — — — — — 58,822 — 101,240 Deferred taxes 157,023 — — 15,624 — — — — — 92,758 — 265,405 Other assets 280,316 4,909 521 476,489 2,778 — 60 60 189 65,280 19 830,621 Non-current assets and disposable groups for sale 11,978 — — 121 — — — — — 9,122 — 21,221 Total assets 16,281,884 12,304,346 521 7,402,607 106,400 1,101 311 40,057 21,412 6,102,784 1,211 42,262,634 Financial liabilities 16,674,536 7,463,712 221 5,880,142 24,316 161 121 39,966 20,923 5,289,924 53 35,394,075 Financial liabilities for trading at fair value through profit or loss 2,258,614 208,686 — 755,784 — — — — — 147,340 — 3,370,424 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Financial derivative contracts and accounting hedges 148,702 — — — — — — — — 72,095 — 220,797 Financial liabilities at amortized cost 14,266,719 7,192,018 1 5,118,559 24,316 161 121 39,966 20,923 5,052,852 53 31,715,689 Deposits and other demand liabilities 2,842,011 32,148 — 971,513 19,793 161 121 983 2,302 1,672,626 53 5,541,711 Time deposits and other time liabilities 7,966,677 1,034,297 1 2,366,717 1 — — — — 2,042,342 — 13,410,035 Obligations under repurchase agreements 213,488 — — 1,489 — — — — — 203,891 — 418,868 Interbank borrowings 3,007,284 — — 1,409,063 4,522 — — 38,983 18,621 659,786 — 5,138,259 Debt instruments issued 186,217 6,125,573 — — — — — — — 474,207 — 6,785,997 Other financial liabilities 51,042 — — 369,777 — — — — — — — 420,819 Lease contracts liabilities 501 63,008 220 5,799 — — — — — 17,637 — 87,165 Non Financial liabilities 1,176,917 1,207,044 — 666,508 20,302 426 — 50 207 166,115 244 3,237,813 Cash in process of being cleared 523,683 — — 294,683 20,261 426 — 50 207 16 244 839,570 Issued regulatory capital financial instrument — 1,089,899 — 152,536 — — — — — 32,858 — 1,275,293 Provisions for contingencies 69,828 — — 2,249 — — — — — 58,674 — 130,751 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity 84,413 — — — — — — — — — — 84,413 Special provisions for credit risk 180,876 — — 27,288 — — — — — 23,302 — 231,466 Current taxes 79 — — — — — — — — 916 — 995 Deferred taxes — — — — — — — — — — — — Other liabilities 318,038 117,145 — 189,752 41 — — — — 50,349 — 675,325 Liabilities included in disposable groups for sale — — — — — — — — — — — — Total liabilities 17,851,453 8,670,756 221 6,546,650 44,618 587 121 40,016 21,130 5,456,039 297 38,631,888 Assets (liabilities), net (1,569,569) 3,633,590 300 855,957 61,782 514 190 41 282 646,745 914 3,630,746

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 216 Note 46- Financial and Non Financial Assets and Liabilities by Currency, continued As of December 31, 2022 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Otras Total Financial assets 13,962,701 11,318,067 — 5,283,853 51,346 — 5 — 831 4,480,508 — 35,097,311 Financial assets for trading at fair value through profit or loss 2,765,643 195,800 — 728,250 — — — — — 346,251 — 4,035,944 Financial assets not held for trading valued mandatorily at fair value through profit or loss — — — 53,206 — — — — — — — 53,206 Financial assets at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,869,506 72,754 — 494,180 — — — — — 139,491 — 3,575,931 Derivative financial instruments held for hedge accounting 75,651 — — 62,897 — — — — — — — 138,548 Financial assets at amortized cost 8,251,901 11,049,513 — 3,945,320 51,346 — 5 — 831 3,994,766 — 27,293,682 Investments under resale agreements 63,154 — — — — — — — — 99,620 — 162,774 Financial debt instruments 470,427 383,948 — — — — — — — 327,109 — 1,181,484 Interbank loans — — — 25,051 — — — — — 20,585 — 45,636 Loans and accounts receivable from customers - Commercial 5,555,772 4,297,658 — 3,900,519 51,346 — 5 — 831 2,199,584 — 16,005,715 Loans and accounts receivable from customers - Mortgage 810 6,366,143 — — — — — — — 626,138 — 6,993,091 Loans and accounts receivable from customers - Consumer 2,161,738 1,764 — 19,750 — — — — — 721,730 — 2,904,982 Non Financial assets 3,048,670 4,765 314 1,906,359 45,811 1,051 291 530 13,194 385,248 755 5,406,988 Cash and bank deposits 1,472,359 — — 1,372,229 35,730 1,051 291 530 11,138 149,163 752 3,043,243 Cash in process of collection 339,559 — — 148,960 4,414 — — — 2,056 5 — 494,994 Investments in companies 16,485 — — 218 3 — — — — 5,668 — 22,374 Intangible assets 663,991 — — 230 — — — — — 29,569 — 693,790 Fixed assets 25,941 — — 709 — — — — — 13,407 — 40,057 Right of use assets under lease agreements 89,555 — — 6,144 — — — — — 13,979 — 109,678 Current taxes 50,690 — — — — — — — — 37,663 — 88,353 Deferred taxes 175,669 — — 19,274 — — — — — 74,164 — 269,107 Other assets 207,237 4,765 314 358,481 5,664 — — — — 53,219 3 629,683 Non-current assets and disposable groups for sale 7,184 — — 114 — — — — — 8,411 — 15,709 Total assets 17,011,371 11,322,832 314 7,190,212 97,157 1,051 296 530 14,025 4,865,756 755 40,504,299 Financial liabilities 17,040,200 7,114,051 191 4,755,062 38,632 30 131 — 3,474 5,032,411 56 33,984,238 Financial liabilities for trading at fair value through profit or loss 2,422,978 138,312 — 704,894 — — — — — 159,957 — 3,426,141 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Financial derivative contracts and accounting hedges 201,537 — — — — — — — — 17,196 — 218,733 Financial liabilities at amortized cost 14,415,277 6,902,548 1 4,043,901 38,632 30 131 — 3,474 4,840,739 56 30,244,789 Deposits and other demand liabilities 2,819,429 27,427 — 809,882 15,362 30 131 — 2,643 1,880,225 56 5,555,185 Time deposits and other time liabilities 7,567,423 1,394,752 1 1,982,901 1 — — — — 1,758,575 — 12,703,653 Obligations under repurchase agreements 288,446 — — 8,119 — — — — — 57,523 — 354,088 Interbank borrowings 3,007,284 35,085 — 940,440 23,269 — — — 831 721,414 — 4,728,323 Debt instruments issued 679,521 5,445,284 — — — — — — — 423,002 — 6,547,807 Other financial liabilities 53,174 — — 302,559 — — — — — — — 355,733 Lease contracts liabilities 408 73,191 190 6,267 — — — — — 14,519 — 94,575 Non Financial liabilities 965,096 1,190,901 — 842,373 20,213 39 — 4 272 178,350 54 3,197,302 Cash in process of being cleared 136,813 — — 302,819 16,947 39 — 4 272 9 54 456,957 Issued regulatory capital financial instrument — 1,070,933 — 147,291 — — — — — 44,945 — 1,263,169 Provisions for contingencies 82,670 — — 4,134 — — — — — 51,743 — 138,547 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity 130,123 — — — — — — — — — — 130,123 Special provisions for credit risk 172,069 — — 26,350 — — — — — 28,652 — 227,071 Current taxes — — — — — — — — — 77 — 77 Deferred taxes — — — — — — — — — — — — Other liabilities 443,421 119,968 — 361,779 3,266 — — — — 52,924 — 981,358 Liabilities included in disposable groups for sale — — — — — — — — — — — — Total liabilities 18,005,296 8,304,952 191 5,597,435 58,845 69 131 4 3,746 5,210,761 110 37,181,540 Assets (liabilities), net (993,925) 3,017,880 123 1,592,777 38,312 982 165 526 10,279 (345,005) 645 3,322,759

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 217 Note 47 – Risk Management The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, establish adequate limits and controls, monitor risks and comply with limits. Risk management policies and risk management structures are periodically reviewed to reflect changes in the institution’s activities. The Bank, through its rules and procedures, intends to develop an adequate control environment, in which all employees understand their functions and responsibilities. The main activities and policies of the Bank in terms of risk management are described below. (A) Risk Management Structure (i) Board of Directors In the Bank and its Subsidiaries, the Board of Directors plays a prominent role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of its main functions is to ensure the existence of measures that allow senior management to be supervised, evaluated and guided so that their actions are in line with best practices and defined levels of risk appetite. To this end, a governance structure has been created made up of various committees and internal standards. These committees and standards establish behavioral guidelines for the Bank’s employees and help them perform their functions related to risk control and management. (ii) Audit Committee The Audit Committee is responsible for monitoring the control environment and the effectiveness and efficiency of the company’s internal control systems as well as the compliance with regulations and internal standards, including oversight of the internal audit unit. The Audit Committee is also responsible for proposing to the Directors’ Committee a list of external auditors and risk rating agencies for the Bank and subsidiaries. In addition, the Audit Committee shall be responsible for supervising the different aspects that have to do with the maintenance, application and operation of the Bank’s internal controls, and shall be responsible also for closely monitoring compliance with the standards and procedures that govern its practice. It must also have a clear understanding of the risks that the Bank’s business may pose to the institution and their mitigation. To establish a link with the Audit Committee, the Board of Directors will appoint at least two of its members to this Committee. These members must inform the Board of Directors of the situations and facts the Committee is dealing with, thus committing the responsibility of the Bank’s directors, both in self-control policies that are established and practiced by the institution, as well as in the compliance with the legal and regulatory standards to which the Bank is subject. The Audit Committee must reinforce and support both the role of the Bank’s Internal Audit (also called Internal Comptroller in the CMF regulations) and its independence from management, and act as a liaison and coordinator of the tasks between the internal audit and the external auditors, acting as a liaison between the latter and the Bank’s Board of Directors.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 218 Note 47 – Risk Management, continued (iii) Director’s Committee The purpose of the Director’s Committee is to make the self-regulation of the Bank and other entities within the scope of its competence stronger, thus making the performance of the Board of Directors more efficient by incorporating greater oversight over the activities carried out by management. It will also be responsible for adopting the necessary resolutions to protect shareholders, especially minority shareholders, examining executive compensation systems and approving related party transactions. In its role as overseer of corporate activity, the Directors’ Committee must inform the market in the event of violations or major corporate events, as well as transactions that the company carries out with parties related to the controlling shareholder or takeovers in any form. (iv) Integral Risk Management Committee The objective of this Committee is to propose, and support the Board of Directors in, the definition of the risk appetite and the general policy framework that allows an adequate alignment with the Bank’s global strategy. Oversee the correct identification, measurement and control of all risks, allocate capital to identified risks and meet regulatory requirements. (v) Financial Management and Market Higher Commission (ALCO) After the Board of Directors and its specialized committees, the Financial Management and Market Higher Commission (hereinafter, also “ALCO”) is the highest body involved in the management of the institution’s financial policies. The main objective of the Commission is to follow the financial guidelines established by the Board of Directors. In this regard, it must approve and supervise the financial strategies that guide the Bank in terms of the composition of its assets and liabilities, cash inflows and outflows, and transactions with financial instruments. It must ponder the various alternatives available to make decisions that ensure the highest and most sustainable profitability with financial risk levels compatible with the business, current regulations and internal standards. (vi) Anti-Money Laundering Committee (AML) The main purpose of this Committee is to plan and coordinate the activities of compliance with the policies and procedures for anti-money laundering and prevention of funding of terrorism, to pay attention to the work carried out by the Compliance Officer, in accordance with the applicable regulations in force, as well as to adopt agreements aimed at obtaining improvements to the prevention and control measures proposed by the Compliance Officer.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 219 Note 47 – Risk Management, continued (vii) Operational Risk Higher Commission The purpose of this Commission is to identify, understand and evaluate the risks involved in the Bank’s processes and businesses and to define operational risk management guidelines for the Bank and evaluate the results of the audit and compliance systems. It is also responsible for defining the operational risk management framework and the structure and policies for the identification, measurement, evaluation and monitoring of risk and business continuity. In addition, it reviews the follow-up and adequacy of regulatory commitments and emerging regulations. Evaluate the status of critical processes that are directly related to the Bank’s operational risk, according to the current regulations of the Financial Market Commission, in order to detect and correct the deficiencies that may be affecting the Bank and ensure proper implementation of regulatory changes. The goal is to ensure that critical processes run under a control environment that allows the Bank to operate with stability and consistency, achieving the objectives consisting in confidentiality, integrity and availability of information resources. (viii) Ethics and Compliance Higher Commission The main purpose of this Commission is to define, promote and ensure high standards of professional and personal excellence in the behavior of all Banco Itaú Chile employees, its local subsidiaries, and the representation office in Peru (the “Representation Office”). This Commission must always be guided by corporate principles and values that reflect Banco Itaú Chile´s vision, philosophy and good business practices. The Commission must evaluate, and make decisions on, issues of conduct and ethics in business and operations. Monitor and examine compliance with policies and procedures related to the ethical conduct of the Bank’s employees and suppliers. Also, ensure the application of the Regulatory Compliance Model within the framework of the definitions established by this Commission; pay attention to the work performed by the Compliance Officer and the AML in these matters; and make agreements to obtain improvements to the control measures proposed by the Compliance Officer. The Commission must promote, and may request, information from the international units, through the Compliance & AML Sub-Management, on the matters discussed herein, in order to align the ethical and regulatory standards across the Banco Itaú Chile Group entities. (ix) Capital Management Higher Commission The Senior Capital Management Higher Commission was created to assist the Board of Directors and the Bank’s management in the evaluation and management of market and liquidity risks, earnings, and capital adequacy, in accordance with the economic principles and standards established in local regulations, and in Basel I, II and III as applicable, in order to provide oversight and management of market and liquidity risks, accounting management and capital principles, to review the effectiveness of risk and capital policies and limits, and to review compliance with risk, liquidity and capital policies and procedures in the company.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 220 Note 47 – Risk Management, continued (x) Credit Higher Commission The purpose of this Commission is to resolve the transactions and matters submitted to its knowledge, under the defined limits and procedures, ensuring the application of and compliance with the current credit risk policies defined by Banco Itaú Chile (the “Bank”). (xi) Wholesale Credit Higher Commission The objective of the Wholesale Credit Commission is to monitor the evolution of the Bank's wholesale portfolios in terms of their risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. Analyze the behavior of the wholesale portfolio, delinquency, cost of credit, industry or economic groups oncentrations and watchlist. Evaluate debt collection management and strategy, collateral structure and market benchmarks. Discuss and propose credit and credit appetite policies for the wholesale segment. Identify emerging portfolio risks and prioritize mitigation initiatives. (xii) Retail Credit Higher Commission The objective of the Higher Retail Credit Commission is to monitor the evolution of the Bank’s retail portfolio in terms of its risk-return ratio, the adjustment to the risk appetite defined by the Bank and the status of progress of the short and long term strategies or instructions defined by this Commission. In this regard, the Commission must consider in its analysis the competition, the movements of the most relevant players and the main risks that may affect portfolio management, as well as the projects that have an impact on this matter. (xiii) Model Evaluation Technical Commission The purpose of this Commission is to analyze and propose the credit risk, financial risk and operational risk management models according to the different levels determined by the Models Policy. (xiv) Internal Audit Corporate Management The main function of Internal Audit is to assist the Board of Directors and Senior Management by independently evaluating the maintenance, implementation and proper operation of the Bank’s internal control system, which also involves the oversight of compliance with standards and procedures. (xv) Code of Conduct and Market Information Manual Our clients’ trust is critical to our success. Therefore, all employees and directors must strive to preserve this trust by strictly complying with the General Code of Conduct.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 221 Note 47 – Risk Management, continued (B) Main Risks and Requirements Affecting the Bank and its Subsidiaries: (i) Credit Risk Credit risk is the risk that a client or a counterparty fails to meet its contractual obligations, resulting in a financial loss for the Bank. The Bank’s main income-generating activity is lending to customers, so credit risk is one of the main risks to be managed. Credit risk arises primarily from loans and advances to customers and other banks (including related loan commitments such as loan or credit card facilities), investments in debt securities and derivatives that constitute an asset position. . The Bank takes into account all the elements of exposure to credit risk, such as counterparty default risk, geographic risk and sectoral risk, for the purposes of its management. Credit Risk Management The Bank’s credit commissions are responsible for managing the Bank’s credit risk through: - Ensure that the Bank has appropriate credit risk practices, including an effective internal control system, to systematically determine adequate provisions in accordance with the policies and procedures established by the Bank, IFRS and supervisory guidance relevant. - Identify, assess and measure credit risk across the Bank, from an individual instrument to a portfolio level. - Create credit policies to protect the Bank against identified risks, including the requirement to obtain guarantees from borrowers, perform a solid ongoing credit assessment of borrowers and continuously monitor exposures against internal risk limits. - Limit concentrations of exposure by type of asset, counterparties, sector, credit rating, geographic location, etc. - Establish a solid control framework in relation to the authorization structure for the approval and renewal of lines of credit. - Develop and maintain the Bank’s risk classification to categorize exposures according to the degree of default risk. The degrees of risk are subject to periodic review. - Develop and maintain the Bank’s processes to measure the Expected Credit Loss “ECL”, including credit risk monitoring, the incorporation of prospective information and the method used to measure ECL. - Ensure that the Bank has policies and procedures to properly maintain and validate the models used to assess and measure ECL. - Provide advice, guidance and expertise to business units to promote best practices across the Bank in credit risk management.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 222 Note 47 – Risk Management, continued Credit Quality The following table offers an analysis of the gross amount in arrears in books of loans and advances to customers by maturity: Balances as of September 30, 2023 Less than Between 30 30 days and 89 days More than Total past due due 90 days overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers Commercial loans 492,021 203,840 407,048 1,102,909 Mortgage loans 193,276 91,824 93,182 378,282 Consumer loans 158,888 105,313 87,944 352,145 Total 844,185 400,977 588,174 1,833,336 Balances as of December 31, 2022 Less than Between 30 30 days and 89 days More than Total past due due 90 days overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers Commercial loans 284,090 133,044 388,894 806,028 Mortgage loans 153,414 66,640 72,371 292,425 Consumer loans 135,619 83,905 64,235 283,759 Total 573,123 283,589 525,500 1,382,212

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 223 Note 47 – Risk Management, continued Maximum Exposure to Credit Risk For financial assets recognized in the Interim Consolidated Statements of Financial Position, exposure to credit risk is equal to their book value. For the financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were called. The following table shows the Bank’s maximum exposure to credit risk per financial asset as of September 30, 2023 and December 31, 2022, for different balance sheet items, including derivatives, without deducting collateral or other credit enhancements received: Maximum credit risk exposure As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Financial assets to be traded at fair value through profit or loss Financial derivative contracts 3,481,823 3,617,792 Financial debt instruments 586,099 370,554 Other 62,134 47,598 Financial assets not held for trading valued mandatorily at fair value through profit or loss 45,462 53,206 Financial assets designated at fair value through profit or loss — — Financial assets at fair value through other comprehensive income 4,607,770 3,575,931 Derivative financial instruments held for hedge accounting 96,177 138,548 Financial assets measured at amortized cost Investments under resale agreements 316,671 162,774 Financial debt instruments 1,291,562 1,181,484 Interbank loans 31,918 45,636 Loans and accounts receivable from customers - Commercial 16,800,554 16,465,960 Loans and accounts receivable from customers - Mortgage 7,382,985 7,040,103 Loans and accounts receivable from customers - Consumer 3,252,069 3,121,162 Off-Balance Sheet Assets Contingent loans Guarantees and bonds 693,929 603,177 Letters of credit for merchandise circulation operations 117,484 153,764 Transactions related to contingent events 1,934,753 1,954,387 Available lines of credit — — Other loan commitments 448,600 601,476 Lines of credit of free disposal of immediate cancellation 5,280,880 4,757,552 Debt purchase commitments in local currency abroad 6,220 8,950 Other contingent loans — — Total 46,437,090 43,900,054 The following is a summary of the provisions for loan losses: As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Loans and accounts receivable at amortized cost (795,989) (723,437) Interbank loans (391) (805) Provisions for contingent loan risks (46,752) (42,677) Total provisions (843,132) (766,919)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 224 Note 47 – Risk Management, continued The following table shows the concentration of credit risk by sector for financial assets: As of September 30, 2023 As of December 31, 2022 Maximum gross Maximum net Maximum gross Maximum net exposure exposure exposure exposure MCh$ MCh$ % MCh$ MCh$ % Agriculture and Livestock 471,676 457,592 1.72% 473,367 461,226 1.78% Fruit growing 89,403 87,526 0.33% 83,565 81,649 0.31% Forestry 50,558 49,158 0.18% 38,178 37,342 0.14% Fishing 106,934 103,028 0.39% 57,713 55,551 0.22% Mining 333,664 328,651 1.22% 353,997 350,880 1.33% Oil and natural gas 44,854 43,565 0.16% 105,066 102,930 0.39% Product manufacturing industry: 1,853,023 1,808,227 6.75% 1,912,563 1,867,788 7.18% Food, beverages and tobacco 606,279 590,920 2.21% 577,034 560,815 2.17% Textile, leather and footwear 80,875 76,342 0.29% 85,467 80,700 0.32% Wood and furniture 106,514 105,161 0.39% 105,660 104,405 0.40% Pulp, paper and printing 86,478 84,025 0.32% 87,765 85,106 0.33% Chemicals and petroleum products 449,788 442,490 1.64% 496,404 486,912 1.86% Metals, non-metals, machinery, and other 523,089 509,289 1.91% 560,233 549,850 2.10% Electricity, gas and water 670,265 666,134 2.44% 717,706 694,173 2.70% Residential construction 1,235,065 1,205,702 4.50% 1,060,622 1,041,264 3.98% Non-Mortgage construction (office, civil works) 1,125,593 1,102,915 4.10% 1,190,587 1,171,312 4.47% Wholesale trade 1,696,298 1,639,912 6.18% 1,554,863 1,506,542 5.84% Retail trade, restaurants and hotels 1,058,953 956,040 3.86% 1,008,663 919,698 3.79% Transport and storage 861,369 841,411 3.14% 1,069,962 1,052,044 4.02% Telecommunications 211,400 209,633 0.77% 115,748 112,269 0.43% Financial services 1,456,907 1,423,927 5.31% 1,531,384 1,508,154 5.75% Business services 134,669 133,059 0.49% 134,183 132,779 0.50% Real estate services 3,127,009 3,069,345 11.40% 2,661,018 2,581,747 9.99% Student loans 534,519 517,510 1.95% 561,323 541,770 2.11% Public administration, defense and police 72,929 72,231 0.27% 82,047 81,361 0.31% Social and other community services 1,621,453 1,576,563 5.91% 1,731,222 1,684,639 6.50% Personal services 44,013 42,340 0.16% 22,183 20,597 0.08% Subtotal commercial loans 16,800,554 16,334,469 61.24% 16,465,960 16,005,715 61.84% Mortgage loans 7,382,985 7,329,357 11.85% 7,040,103 6,993,090 11.72% Consumer loans 3,252,069 2,972,962 26.91% 3,121,162 2,904,982 26.44% Total 27,435,608 26,636,788 100.00% 26,627,225 25,903,787 100.00%

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 225 Note 47 – Risk Management, continued Guarantees and Other Credit Enhancements In order to mitigate credit risk, guarantees have been established in favor of the Bank, credit enhancements and other actions that mitigate total exposure. The main types of guarantees provided by customers are as follows: For loans to companies For loans to individuals - Agricultural land - Mortgage - Machinery and/or equipment - Parcels or urban land - Ships and maritime aircraft - Vehicles - Buildings for specific purposes under construction - Mining infrastructure - Inventory - Agricultural assets - Industrial assets - Biological assets - Other guarantees The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural properties, agricultural land, ships and aircraft, mining claims and other assets) and pledges (inventory, agricultural assets , industrial assets, plantations and other pledged assets). The procedures used for the valuation of the guarantees are carried out in accordance with the best market practices, which include the use of appraisals in real estate guarantees, market price in stock securities, value of shares in an investment fund, etc. All collateral received must be properly legalized and registered in the corresponding registry. On the other hand, financial derivative operations are guaranteed by guarantee agreements, which are deposited or transferred by a third party in favor of the other, these can be in cash or in financial instruments, and reduce the counter party’s credit risk. Credit limits of debtors related to the property or bank management According to the provisions of article 84 No. 2 of the GBL and chapter 12-4 of the RAN, the Bank must bear in mind that: x The set of credits granted to a group of related persons may not exceed 5% of the effective equity of the bank, this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees. In no case may the total of these credits granted by a bank exceed the amount of its effective equity. x These loans shall not be granted under more favorable terms in connection with term, interest rates or guarantees than those granted to third parties in similar transactions.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 226 Note 47 – Risk Management, continued x The relationship of a person with the Bank occurs when they have direct, indirect or through third party participation in the property of the Bank, participate in the management or it is presumed that there is relationship as long as sufficient background information is not presented to eliminate that presumption. It will be understood that the same group of people related to the Bank is made up of all those natural and legal persons that can exert significant and permanent influence on the decisions of the other, there is a presumption that the credits granted to one person will be used for the benefit of another or the founded presumption that people maintain a relationship and form a unit of economic interest. x Subsidiaries, business support companies and associates constitute companies related to a bank. x Guarantees on movable or immovable property, or any other property legitimately susceptible of being received as collateral, constitute valid guarantees. As of September 30, 2023 and December 31, 2022, the credit limit to debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the RAN are the following: As of September 30, As of December 31, 2023 2022 MCh$ % MCh$ % Global limit to groups of related people(1) 4,383,907 4,124,830 Use of the global limit for loans granted to groups of people related to the bank 126,920 2.90 89,467 2,17 (1) Corresponds to effective equity ii) Financial Risk x Market Risk Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed: x Currency Risk Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are: x Positions in foreign currency (MX) within the attributions of the Trading Book. x Currency mismatches between the assets and liabilities of the Banking Book. x Currency flow mismatches.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 227 Note 47 – Risk Management, continued x Inflation and Other Indexes Adjustments Risk The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics. x Interest Rate Risk Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value. The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of interest risk concentrations in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used. x Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset. x Liquidity Risk Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables: x The liquidation of positions, when it so decides, to occur without significant losses.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 228 Note 47 – Risk Management, continued x The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates. x The Bank to avoid fines or regulatory penalties for not complying with regulations. Regulatory measurement of adjusted liquidity mismatch The mismatch of consolidated terms at 7, 15, and 30 days, for September 30, 2023 and December 31, 2022 is as follows: As of September 30, 2023 Net position 7 days 15 days 30 days MCh$ MCh$ MCh$ Foreign currency Income 1,948,848 2,080,652 2,381,766 Expenses (1,176,044) (1,704,381) (2,221,351) Income (expenses), net 772,804 376,271 160,415 As of December 31, 2022 Net position 7 days 15 days 30 days MCh$ MCh$ MCh$ Foreign currency Income 1,838,307 1,942,514 2,249,355 Expenses (1,582,077) (2,007,724) (2,675,476) Income (expenses), net 256,230 (65,210) (426,121)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 229 Note 47 – Risk Management, continued The contractual maturities (Capital plus interest) as of September 30, 2023 and December 31, 2022, are as follows: As of September 30, 2023 On demand Up to 1 months Between 1 and 3 months More than 3 months up to 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 3,763,174 5,505,427 3,065,037 5,494,012 2,270,183 2,190,723 5,928,826 28,217,382 Financial liabilities to be traded at fair value through profit or loss — 169,807 188,013 400,258 673,197 468,835 1,317,797 3,217,907 Financial liabilities designated at fair value through profit or loss — — — — — — — — Financial derivative contracts and accounting hedges — 15,300 3,095 12,572 3,078 11,003 103,655 148,703 Financial liabilities at amortized cost 3,763,174 5,315,992 2,868,717 5,063,543 1,530,074 1,689,167 3,427,524 23,658,191 Lease contracts liabilities — 1,713 5,212 15,761 56,321 14,205 18,444 111,656 Financial instruments of regulatory capital issued — 2,615 — 1,878 7,513 7,513 1,061,406 1,080,925 As of December 31, 2022 On demand Up to 1 months Between 1 and 3 months More than 3 months up to 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 4,527,228 5,332,089 3,040,217 3,762,908 5,381,535 2,212,292 5,895,498 30,151,767 Financial liabilities to be traded at fair value through profit or loss — 197,070 147,865 457,656 709,797 516,504 1,237,293 3,266,185 Financial liabilities designated at fair value through profit or loss — — — — — — — — Financial derivative contracts and accounting hedges — — 97,023 18,636 4,260 23,256 58,361 201,536 Financial liabilities at amortized cost 4,527,228 5,120,446 2,783,472 3,269,070 4,624,383 1,646,069 3,555,924 25,526,592 Lease contracts liabilities — 1,885 5,111 13,514 35,797 19,165 11,129 86,601 Financial instruments of regulatory capital issued — 12,688 6,746 4,032 7,298 7,298 1,032,791 1,070,853 The volume of liquid assets as of September 30, 2023 and December 31, 2022, is as follows: Liquid assets (consolidated balance) As of September 30, 2023 As of December 31, 2022 MCh$ MCh$ Level 1 3,491,037 4,089,366 Level 2 — — Other 4,646,431 4,632,812 Total 8,137,468 8,722,178

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 230 Note 47 – Risk Management, continued The composition of the main sources of financing of liquid assets as of September 30, 2023 and December 31, 2022, is as follows: Main sources of individual financing As of September 30, 2023 As of December 31, 2022% % Deposits and other obligations on demand 11.05 11.67 Transactions with Settlement in Progress 2.57 1.41 Repurchase Agreements and Securities Loans 0.65 0.89 Deposits and Other Term Collections 34.22 34.67 Term Savings Accounts — — Obligations with Banks 13.98 12.84 Debt Instruments Issued 22.65 22.26 Other financial liabilities 14.88 16.26 Total 100.00 100.00 Main sources of consolidated financing As of September 30, 2023 As of December 31, 2022% % Deposits and other obligations on demand 10.46 10.94 Transactions with Settlement in Progress 2.41 1.47 Repurchase Agreements and Securities Loans 0.45 0.65 Deposits and Other Term Collections 34.77 34.95 Term Savings Accounts — — Obligations with Banks 14.28 13.20 Debt Instruments Issued 23.66 23.25 Other financial liabilities 13.97 15.54 Total 100.00 100.00 The liquidity coverage ratio as of September 30, 2023 and December 31, 2022, is as follows: As of September 30, As of December 31, Liquidity Coverage Ratio 2023 2022% % NSFR 115,99 114,50 LCR 203,47 219,48

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 231 Note 47 – Risk Management, continued Financial Risk Management Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages: x Financial Risks Identification The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Banco Itaú Chile provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation/ modification of products. x Quantification and Control of Exposure to Financial Risk Once all the risks have been identified, the Financial Risk Management is responsible for the quantification of the financial risk factors and the establishment of limits at different levels, according to the risk defined by the Board of Directors and the applicable regulations. The Financial Risk Management proposes a framework of quantitative and qualitative limits and alerts that are reviewed and approved by the ALCO and the Board of Directors. Additionally, it periodically measures the risk incurred, develops valuation tools and models, performs periodic stress analyses, measures the degree of concentration with interbank counterparties, prepares the manual of policies and procedures, as well as monitoring authorized limits and alerts, which are reviewed at least annually. The metrics, by type of risk, used to quantify exposures are explained below: x Market Risk Metrics and Limits for the Trading and Banking Portfolio The Bank´s measures regulatory exposures in line with the standardized methodologies established by the Central Bank (Chapter III B-2 Standard of measurement and control of market risk for Banks", of the Compendium of Financial Regulations), supplemented by the CMF in Chapter 12-21 of the RAN, which correspond to the methodologies standardized by the Basel Committee to quantify the market risk exposures of the Trading and Banking Books. The regulatory measurements of the trading book allow estimating the potential loss that the Bank could face given the fluctuations according to the shocks defined by the regulator. The regulatory limit corresponds to the sum of these risks (also called Market Risk Exposure “MRE”) and 10% of the Assets Weighted by Credit Risk, a sum that cannot exceed the Bank's Effective Equity in any case.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 232 Note 47 – Risk Management, continued The Bank must permanently observe these limits and report them to the CMF, also reporting monthly on the consolidated risk position, including subsidiaries and branches abroad. Below is the consumption of the regulatory market risk limit, specifically for the Trading Portfolio as of September 30, 2023 and December 31, 2022. As of September 30, As of December 31, Limit Consumer 2023 2022% % Market risk exposure (MRE) 57,74 58,66 The measurement of regulatory risk for the Banking Portfolio is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. The standardized regulatory report for the Banking Portfolio is used to estimate the Bank's potential economic losses due to standardized adverse movements in interest rates defined by the CMF. Currently, the short-term exposure limits (STE) to interest rate and indexation risk in the Banking Portfolio must not exceed 35% of the annual operating income (LTM rolling period) and the consumption of long-term limits (LTE) must be less tan 20% of the Bank's regulatory capital. The following table details the regulatory limit consumption by market risk of the Banking Book, considered as the percentage limit to be calculated based on the regulations indicated above as of September 30, 2023, while the measurement based on Chapter 12-21 of the RAN (1) is maintained for December 31, 2022. As of September 30, As of December 31, Limit Consumer 2023 2022% % Short-term exposure to interest rate risk 21.66 32.62 Long-term exposure to interest rate risk 16.19 6.45 As of September 30, 2023 and December 31, 2022, the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as risk-weighted capital adequacy ratio, single borrower exposure, aggregate exposure, concentration risk, equity to asset ratio, provision coverage ratio, among others.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 233 Note 47 – Risk Management, continued Value at Risk (VaR) Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day. x Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility. The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis. In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days. The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VaR. The Bank calculates the VaR for sub-portfolios and risk factors, which allows it to quickly detect sources of risk. Since the VaR does not take into account stress scenarios, it is complemented with stress tests taking into account prospective, historical and standardized scenarios. Although the VaR is one of the most frequently used models by the local financial industry, and considering that it is a model, as such it has limitations that must be considered: x It does not take into account the expected loss in the event that the return on the portfolio is above the confidence level defined in the VaR. That is, in the case of the Bank it does not reflect what happens in the 1% of the queue. This is mitigated with the stress measures detailed below. x It does not consider intraday results, but only reflects the potential loss given current positions. x It does not take into account the potential changes in the dynamics of the movements of the market variables (that is, the possible changes in the variance and covariance matrix). Sensitivity measures The Bank uses stress tests as a sensitivity analysis tool to control financial risk. This measurement is performed separately for the trading and banking portfolios. The sensitivity is estimated using the DV01 indicator, which corresponds to a measure of sensitivity of the portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. In accordance with IFRS 7, it in presented an estimate of the likely, but reasonable, impact of fluctuations in interest rates, exchange rates and implied volatilities (market factors) that would affect the trading and banking portfolios.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 234 Note 47 – Risk Management, continued The fluctuations in market factors correspond to highly probable scenarios chosen from a set of scenarios agreed on the basis of the opinion of specialists in economics and financial risk and traders. To estimate the sensitivity, the sensitivity (DV01) and the reasonably probable scenarios are multiplied by the market factor. Interest rate scenarios - Chile (basis points - 0.01%) The interest rate shock scenarios on income accounting average -689 basis points in the case of the CLP chamber. An average of +474 basis points for CLF chamber and government factors (CLF y CLP) and -515 for US dollar and other currency factors. In the case of interest rate shock associated with fair value accounting in other comprehensive income, this shock averages +689 basis points in the case of the CLP chamber factor, -349 basis points for CLF chamber and +471 for the rest of the yields. Interest rate scenarios Colombia (basis points - 0.01%) Interest rate shock scenarios on income accounting and fair value accounting in other comprehensive income average +43 basis points for all yields. Chile exchange rate scenarios As of September 30, 2023, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +17.80% in the Chilean peso-US dollar parity, and -11.23% in the COP-US dollar parity. As of December 31, 2022, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +24.75% in the Chilean peso-US dollar parity, and -7.23% in the COP-US dollar parity. Colombia exchange rate scenarios As of September 30, 2023, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +2.91% in the COP-US dollar parity. As of December 31, 2022, for the exchange rate impact scenarios, both in profit or loss, fair value accounting in other comprehensive income and equity, the worst result shock would imply a change of +5.64% in the COP-US dollar parity.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 235 Note 47 – Risk Management, continued Impact on P&L derived from the sensitivity analysis The following table presents the impact of the movements or reasonably probable scenarios explained above applied to the positions of the Trading Portfolio that affect the P&L (net income from financial operations, net foreign exchange gains/losses and interest margin, as applicable) as of September 30, 2023 and December 31, 2022. As of September 30, As of December 31, Potential impact on P&L 2023 2022 MCh$ MCh$ CLP rate risk (44,359) (12,333) Derivatives (40,867) (12,333) Debt instruments (3,492) — CLF rate risk (32,513) (3,648) Derivatives (20,648) (3,648) Debt instruments (11,865) — COP rate risk 2,518 12,267 Derivatives 2,518 12,267 Debt instruments — — UVR rate risk 9 8 Derivatives 9 8 Debt instruments — — USD rate risk (38,549) (4,203) Risk rate other currencies (1,588) (35) Total rate risk (114,482) (7,944) Exchange rate risk (9,543) (1,626) Risk options 15 3 Total impact (124,010) (9,567)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 236 Note 47 – Risk Management, continued The impact on the margin of reasonably possible movements or scenarios on positions in the Accrual accounting banking book at the end of September 30, 2023 and December 2022 is presented below. As of September 30, 2023 As of December 31, 2022 Potential Impact on Accrual Accounting MCh$ MCh$ Interest rate shock sensitivity impact (1,166) 10,488 The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months. Impact on net equity derived from the sensitivity analysis As well as the effects on profit and loss of positions carried at fair value and at amortized cost, variations in market factors due to reasonably possible movements in interest rates and exchange rates also generate impacts on the equity accounts as a result of the possible variation in the market value of the investment portfolio at fair value/available-for-sale instruments and of the cash flow hedge and net foreign investment portfolios, which are presented in the following table: Potential impact on FVTOCI As of September 30, 2023 As of December 31, 2022 Potential impact on FVTOCI DV01 (+1 bp) Impact of interest change intereses DV01 (+1 bp) Impact of interest change intereses USD MUSD MCh$ USD MUSD MCh$ CLP (359,227) (266.64) (241,549) (82,235) (12.43) (10,635) CLF 68,740 (130.59) (118,306) 38,676 (9.30) (7,958) COP (107,792) (5.08) (4,546) (25,265) (4.15) (4,186) UVR (39,450) (3.73) (3,342) (25,947) (2.53) (2,553) USD (50,835) (11.90) (8,293) (68,562) (5.94) (5,032) Other — — — — — — Total impact of interest rates (488,564) (417.94) (376,036) (163,333) (34.35) (30,364) Impact due to changes in prices Exchange rate As of September 30, 2023 As of December 31, 2022 US$ MCh$ US$ MCh$ USD (27.95) (25,320) (31.19) (26,689) COP (66.62) (60,354) (36.71) (31,419) Total exchange rate risk (94.57) (85,674) (67.90) (58,108) Total impact (512.51) (461,710) (102.25) (88,472)

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 237 Note 47 – Risk Management, continued Hedge The Bank uses a variety of hedging strategies and instruments to manage the risks generated in the trading book and bank. In the case where the hedging instrument is subject to an accounting treatment different from the exposure of the underlying object of coverage, the Bank may use the accounting hedge treatment to eliminate the accounting asymmetries that could generate undue volatility in the results and/or Bank assets. The use of accounting hedges is subject to the limits defined by the Board of Directors, to the definitions of the Financial Management and Market Higher Commission (ALCO) and to the Hedging Policy. The Treasury is responsible for designing and implementing the strategies, the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating effectiveness indicators that are constantly monitored, and the Financial Control Management is responsible for qualifying adequate regulatory compliance. In the case of accounting hedges (For more details on accounting hedge strategies, review Note 12 “Derivative contracts for accounting hedges”). Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputation. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines. The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Control, and the area of AML and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Higher Commission. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following: x Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 238 Note 47 – Risk Management, continued x Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions; x Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; x Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control. Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees. Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant. Below are the net losses for the period due to operational risk events as of September 30, 2023 and December 31, 2022: As of September 30, 2023 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 97 — 97 External fraud 5,923 2,668 3,255 Labor practices and safety in the business 966 231 735 Customers, products and business practices 4 — 4 Damage to physical assets 174 — 174 Business interruption and system failures 927 461 466 Execution, delivery and process management 1,017 345 672 Total 9,108 3,705 5,403 As of December 31, 2022 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 3,402 — 3,402 External fraud 10,108 2,763 7,345 Labor practices and safety in the business 772 64 708 Customers, products and business practices 15 — 15 Damage to physical assets 95 — 95 Business interruption and system failures 296 1 295 Execution, delivery and process management 4,409 289 4,120 Total 19,097 3,117 15,980

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 239 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the periods ended as of September 30, 2023 and as of December 31, 2022, the Bank has fully complied with the capital requirements. In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "GBL"). In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN"). The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2024, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025. Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk". All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN. Regarding its implementation, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025. In December 2022, the additional capital requirement to which Banco Itaú was subject under the transitory provisions of RAN 12-14 "Application of Article 35 BIS of the General Banking Law (GBL)" was repealed, due to its merger. Within this regulation, the regulatory body had determined that the bank should consider an additional capital of 2.0%. Finally, on March 30, 2022, the Financial Market Commission informed the Bank of the result obtained in its annual review, in order to qualify the quality of a systemic bank at the local level. The Board of the CMF, with the prior favorable agreement of the Central Bank of Chile, determined to maintain Banco Itaú Chile's rating as systemically important, determining in this regard a basic capital requirement on risk-weighted assets of 1%, in addition to the general minimum requirement of the article 66 of the GBL. As indicated in Chapter 21-1 of the RAN and the fifth transitory article of Law No. 21,130, the assigned position must be constituted by 25% no later than December 1, 2022.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 240 Note 48 - Information on regulatory capital and capital adequacy indicators, continued In accordance with the provisions of the General Banking Law (hereinafter the GBL), the Bank must maintain a minimum capital-to-risk weighted assets ratio of 8%, in accordance with the provisions of Article 66 of the GBL. It is also subject to a systemic charge of 0.25% of its risk-weighted assets, in accordance with Article 66 quater of the GBL. In addition to these requirements, it is required to maintain additional basic capital equivalent to 1.25% of their risk-weighted assets, in accordance with Article 66 bis of the GBL, net of required provisions. In addition, it is required to maintain a minimum Basic Capital to Total Consolidated Assets ratio of 3%, net of required provisions. Consequently, the total capital requirement for the Bank is set at 9.50%. In order to comply with these requirements, the Bank has applied the provisions of Chapter 21-1 " Equity for Legal and Regulatory Purposes" of the Updated Compilation of Standards (RAN).

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 241 Note 48 - Information on regulatory capital and capital adequacy indicators, continued a) Total assets, risk-weighted assets and components of effective equity are detailed below: Note Total assets, risk-weighted Global consolidated Local consolidated Global consolidated Local consolidated assets and components of effective equity As of September 30, As of December 31, Item No according to Basel III -Item Description Note 2023 2022 MCh$ MCh$ MCh$ MCh$ 1 Total assets according to the statement of financial position 38,684,635 32,941,205 36,747,959 32,086,351 2 Investment in subsidiaries that are not consolidated a — 621,151 — 491,662 3 Assets discounted from regulatory capital, other than item 2 b 756,347 648,590 747,602 691,334 4 Credit Equivalents c 1,393,854 1,298,833 1,070,650 1,012,700 5 Contingent loans d 2,428,783 1,940,759 2,366,109 1,842,824 6 Assets generated by brokering financial instruments e 84,334 84,334 18,463 18,463 7 = (1-2-3+4+5-6) Total assets for regulatory purposes 41,666,591 34,826,722 39,418,653 33,740,416 8.a Assets weighted by credit risk, estimated according to the standard methodology (APRC) f 23,806,442 19,125,622 22,253,482 18,384,049 8.b Assets weighted by credit risk, estimated according to the internal methodology (APRC f — — — — 9 Market Risk-Weighted Assets (MRWA)) g 2,121,029 1,982,978 1,968,720 1,888,122 10 Operational risk weighted assets h 2,837,786 2,294,415 2,465,791 1,917,714 11.a = (8.a/8.b+9+10) Risk-Weighted Assets (RWA) 28,765,257 23,403,015 26,687,993 22,189,885 11.b = (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA) 28,765,257 23,403,015 26,687,993 22,189,885 12 Owners' equity 3,627,397 3,627,397 3,320,109 3,320,109 13 Non controlling interest i 3,349 — 2,650 — 14 Goodwill j 492,512 492,512 492,512 492,512 15 Excess minority investments k — — — — 16 = (12+13-14-15) Common Equity Tier 1 Capital (CET1) 3,138,234 3,134,885 2,830,247 2,827,597 17 Additional deductions to ordinary capital level 1, other than item 2 l 39,848 23,526 39,551 31,591 18 = (16-17-2) Common Equity Tier 1 (CET1) 3,098,386 2,490,208 2,790,696 2,304,344 19 Voluntary provisions (additional) imputed as additional capital level 1 (AT1) m — — — — 20 Subordinated bonds imputed as additional capital level 1 (AT1) m 143,826 117,015 133,440 110,949 21 Preferred shares allocated to additional tier 1 capital (AT1) — — — — 22 Bonds without a fixed term of maturity imputed to additional capital level 1 (AT1) — — — — 23 Discounts applied to AT1 l — — — — 24 = (19+20+21+22-23) Additional tier 1 capital (AT1) 143,826 117,015 133,440 110,949 25 = (18+24) Capital level 1 3,242,212 2,607,223 2,924,136 2,415,293 26 Voluntary provisions (additional) imputed as capital level 2 (T2) n 176,407 160,479 175,501 152,379 27 Subordinated bonds imputed as capital level 2 (T2) n 969,776 972,884 987,265 959,544 28 = (26+27) Capital level equivalent 2 (T2) 1,146,183 1,133,363 1,162,766 1,111,923 29 Discounts applied to T2 l — — — — 30 = (28-29) Capital level 2 (T2) 1,146,183 1,133,363 1,162,766 1,111,923 31 = (25+30) Effective equity 4,388,395 3,740,586 4,086,902 3,527,216 32 Additional basic capital required for the constitution of the conservation buffer p 359,566 292,538 333,600 277,374 33 Additional basic capital required to set up the countercyclical buffer q — — — — 34 Additional basic capital required for banks qualified as systemic r 71,913 58,508 66,720 55,475 35 Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2) s — — — — a) Corresponds to the value of the investment in subsidiaries that are not consolidated, Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1. b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No, 3 of Chapter 21-30 of the RAN, Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III-tem Description. c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No, 3 of Chapter 21-30 of the RAN. d) Corresponds to the contingent exposures as established in paragraph c) of title No, 3 of Chapter 21-30 of the RAN. e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No, 3 of Chapter 21-30 of the RAN. f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6, If the bank is not authorized to apply internal methodologies, it must report field 8,b with zero and add 8,a in field 11,a, If it has the authorization, it must add 8.b in 11.a. g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN. h) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-8 of the RAN. i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity. j) Assets corresponding to goodwill.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 242 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators, continued k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity. l) In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN, Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row, In the case of AT1, discounts are applied directly if any. m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN. n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN. o) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data. p) Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN. q) Corresponds to the additional core capital (CET1) for the constitution of countercyclical buffer, as established in Chapter 21-12 of the RAN. r) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN. s) Corresponds to the additional capital for the evaluation of the adequacy of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 243 Note 48 - Information on Regulatory Capital and Capital Adequacy Indicators, continued b) Below are the solvency indicators and regulatory compliance indicators according to Basel III (in % with two decimals). Global consolidated Local consolidated (i) Global consolidated Local consolidated (i) Item No Item Description Note As of September 30, 2023 As of December 31, 2022% % % % 1 Leverage Indicator (T1_I18/T1_I7) 7.44 7.15 7.08 6.83 1.a Leverage indicator that the bank must meet, considering the minimum requirements a 3.00 3.00 3.00 3.00 2 Basic capital indicator (T1_I18/T1_I11.b) 10.77 10.64 10.46 10.38 2.a Indicator of basic capital that the bank must meet, considering the minimum requirements a 4.75 4.75 4.75 4.75 2.b Capital buffer shortfall b — — — — 3 Tier 1 capital indicator (T1_I25/T1_I11.b) 11.27 11.14 10.96 10.88 3.a Indicator of capital level 1 that the bank must meet, considering the minimum requirements a 6.00 6.00 6.00 6.00 4 Effective equity indicator (T1_I31/T1_I11.b) 15.26 15.98 15.31 15.90 4.a Effective equity indicator that the bank must meet, considering the minimum requirements a 8.25 8.25 8.25 8.25 4.b Indicator of effective equity that the bank must comply with, considering the charge for articles 35 bis, if applicable c 8.25 8.25 8.25 8.25 4.c Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer b 9.50 9.50 9.50 9.50 5 Solvency rating d A A A A Regulatory compliance indicators for solvency 6 Voluntary provisions (additional) imputed in tier 2 capital (T2) in relation to APRC (T1_I26/(T1_I8.a or 8.b)) e 0.74 0.84 0.79 0.83 7 Subordinated bonds imputed in capital level 2 (T2) in relation to basic capital f 31.30 39.07 35.38 41.64 8 Tier 1 additional capital (AT1) in relation to basic capital (T1_I24/T1_I18) g 4.64 4.70 4.78 4.81 9 Voluntary provisions (additional) and subordinated bonds that are charged to additional tier 1 capital (AT1) in relation to RWAs ((T1_I19+T1_I20)/(T1_I11.b) h 0.50 0.50 0.50 0.50 a) In the case of leverage, the minimum level is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21- 30 of the RAN, In the case of basic capital, the bank must consider a limit of 4,5% of risk-weighted assets (RWA), In addition, and if applicable, the bank must add the current systemic charge according to the transitory provisions and the Pillar 2 requirement that was defined at this level of capital, In the case of new banks that have not paid 400,000 UF in paid capital, they must add 2% to their minimum requirement in accordance with article 51 of the GBL, This value decreases to 1% if the capital paid is above 600,000 UF but less than 800,000 UF, In the case of Tier 1 capital, the bank must consider a value of 6% as a minimum requirement and the Pillar 2 charge that has been defined at this level of capital, Finally, at the effective equity level, the bank must consider 8% of the RWA as a minimum requirement, Additional charges must be added to said value for Pillar 2, systemic bank and those indicated in article 51 of the GBL for new banks b) The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the RAN, This value defines the restriction on the distribution of dividends if it were positive, according to the provisions of the Chapter mentioned above, In the case of effective equity, the value of the current conservation and countercyclical buffer must be added according to transitory provisions at the date of the report, the value defined in note a), even when there is a requirement by article 35 bis of the GBL, c) If the bank had a current effective equity requirement by article 35 bis of the GBL, it must report its value in this cell in accordance with the transitory provisions, d) (Corresponds to the solvency classification as established in Article 61 of the General Banking Law, e) Limit of 1,25%, if the bank uses standard methodologies (field T1_8,a), or 0,625% if the bank uses internal methodologies (field T1_8 8,b), in the estimate of the APRC, f) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1, instruments according to Chapter 21-1 of the RAN, g) Additional tier 1 capital (AT1) cannot exceed 1/3 of ordinary tier 1 capital (CET1), h) The additional provisions and subordinated bonds imputed to AT1 cannot exceed 1,0% of the RWAs as of December 1, 2021, This value will decrease by 0,5% annually in accordance with the transitory provisions of Chapter 21-2 of the RAN, i) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data.

Banco Itaú Chile and subsidiaries Notes to the Interim Consolidated Financial Statements As of September 30, 2023 and December 31, 2022 and for the three and nine months periods ended as of September 30, 2023 and 2022 Banco Itaú Chile and subsidiaries – Interim Consolidated Financial Statements– September 30, 2023 244 Note 49 - Subsequent Events Fine to Banco Itaú Chile On October 11, 2023, Banco Itaú Chile (the "Bank") informed by means of an Material Event that the CMF has applied a fine to Banco Itaú Chile (the “Bank”) pursuant to the Exempt Resolution N° 7,400 issued on October 5th, 2023, in the amount of 1,800 Unidades de Fomento (US$70,668.9 approximately), as a consequence of certain inaccuracies in the information provided to the Register of Debtors in accordance with Section 14th of the Chilean General Banking Act and Chapter 18-5 of the RAN. Other In the period between October 01, 2023 and the date of issuance of these Interim Consolidated Financial Statements, no other subsequent event has occurred that could significantly affect them. Roxana Zamorano Gabriel Moura Chief Accounting Officer Chief Executive Officer